   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1999


                                        1933 ACT REGISTRATION NO. 333-82663

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO


                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                  LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                   ACCOUNT M
                           (EXACT NAME OF REGISTRANT)

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

              1300 South Clinton Street, Fort Wayne, Indiana 46802 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code
                                 (219) 455-2000


          Elizabeth Frederick, Esquire                            COPY TO:
   The Lincoln National Life Insurance Company              Jeremy Sachs, Esquire
             1300 S. Clinton Street                  The Lincoln National Life Insurance
                  P.O. Box 1110                                    Company
            Fort Wayne, Indiana 46802                         350 Church Street
     (NAME AND ADDRESS OF AGENT FOR SERVICE)               Hartford, CT 06103-1106


                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
                 As soon as practicable after effective date of
              Registration Statement, and continuously thereafter.

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS

                     (TITLE OF SECURITIES BEING REGISTERED)

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
1                  Cover Page; Highlights
2                  Cover Page
3                  *
4                  Distribution of Policies
5                  Lincoln Life (Lincoln Life, the Separate Account and the
                   General Account)
6(a)               The Variable Account (Lincoln Life, the Separate Account and
                   the General Account)
6(b)               *
9                  Legal Proceedings
10(a)-(c)          Short-Term Right to Cancel the Policy; Surrenders;
                   Accumulation Value; Reports to Policy Owners
10(d)              Right to Exchange for a Fixed Benefit Policy; Policy Loans;
                   Surrenders; Allocation of Net Premium Payments
10(e)              Lapse and Reinstatement
10(f)              Voting Rights
10(g)-(h)          Substitution of Securities
10(i)              Premium Payments; Transfers; Death Benefit; Policy Values;
                   Settlement Options
11                 The Funds
12                 The Funds
13                 Charges; Fees
14                 Issuance
15                 Premium Payments; Transfers
16                 The Variable Account (Lincoln Life, the Separate Account and
                   the General Account)
17                 Surrenders
18                 The Variable Account (Lincoln Life, the Separate Account and
                   the General Account)
19                 Reports to Policy Owners
20                 *
21                 Policy Loans
22                 *
23                 Lincoln Life (Lincoln Life, the Separate Account and the
                   General Account)

  ITEM OF FORM
     N-8B-2        LOCATION IN PROSPECTUS
-----------------  --------------------------------------------------------------
24                 Incontestability; Suicide; Misstatement of Age or Sex
25                 Lincoln Life (Lincoln Life, the Separate Account and the
                   General Account)
26                 Fund Participation Agreements
27                 The Variable Account (Lincoln Life, the Separate Account and
                   the General Account)
28                 Directors and Officers of Lincoln Life
29                 Lincoln Life (Lincoln Life, the Separate Account and the
                   General Account)
30                 *
31                 *
32                 *
33                 *
34                 *
35                 *
37                 *
38                 Distribution of Policies
39                 Distribution of Policies
40                 *
41(a)              Distribution of Policies
42                 *
43                 *
44                 The Funds; Premium Payments
45                 *
46                 Surrenders
47                 The Variable Account; Surrenders, Transfers (Lincoln Life, the
                   Separate Account and the General Account)
48                 *
49                 *
50                 The Variable Account (Lincoln Life, the Separate Account and
                   the General Account)
51                 Cover Page; Highlights; Premium Payments; Right to Exchange
                   for a Fixed Benefit Policy
52                 Substitution of Securities
53                 Tax Matters
54                 *
55                 *

* Not Applicable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

HOME OFFICE LOCATION:                              ADMINISTRATIVE OFFICE
1300 SOUTH CLINTON STREET                          PERSONAL SERVICE CENTER MVLI
P.O. BOX 1110                                      350 CHURCH STREET
FORT WAYNE, INDIANA 46802                          HARTFORD, CT 06103-1106
(800) 942-5500                                     (800) 444-2363

--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

    This Prospectus describes a flexible premium variable life insurance contract (the "Policy"), offered by The Lincoln National Life Insurance Company ("Lincoln Life", "Company", "we", "us", "our").


    The Policy features flexible premium payments; a choice of one of two death benefit options; and a choice of underlying investment options.


    It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.

    The mutual funds ("Funds") available through our Flexible Premium Variable Life Account M ("Separate Account") are:

AIM VARIABLE INSURANCE FUNDS, INC.
AIM V.I. Growth Fund
AIM V.I. International Equity Fund
AIM V.I. Value Fund


AMERICAN VARIABLE INSURANCE SERIES
Global Small Capitalization Fund -- Class 2
Growth Fund -- Class 2
Growth-Income Fund -- Class 2
BARON CAPITAL FUNDS TRUST
Baron Capital Asset Fund -- Insurance Shares


BT INSURANCE FUNDS TRUST
EAFE-Registered Trademark- Equity Index Fund
Equity 500 Index Fund
Small Cap Index Fund

DELAWARE GROUP PREMIUM FUND, INC.
Delchester Series
Devon Series
Emerging Markets Series
REIT Series
Small Cap Value Series
Trend Series

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
Contrafund Portfolio -- Service Class
FIDELITY VARIABLE INSURANCE PRODUCTS FUND III
Growth Opportunities Portfolio -- Service Class

JANUS ASPEN SERIES
Janus Aspen Series Balanced Portfolio
Janus Aspen Series Worldwide Growth Portfolio

LINCOLN NATIONAL (LN)
LN Bond Fund, Inc.
LN Capital Appreciation Fund, Inc.
LN Equity-Income Fund, Inc.
LN Global Asset Allocation Fund, Inc.
LN Money Market Fund, Inc.
LN Social Awareness Fund, Inc.

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
MFS Emerging Growth Series
MFS Total Return Series
MFS Utilities Series

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
AMT Mid-Cap Growth Portfolio
AMT Partners Portfolio

TEMPLETON VARIABLE PRODUCTS SERIES FUND
Templeton International Fund -- Class 2
Templeton Stock Fund -- Class 2

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

THIS POLICY MAY NOT BE AVAILABLE IN ALL STATES. THIS PROSPECTUS ONLY OFFERS THE POLICY FOR SALE IN JURISDICTIONS WHERE ITS OFFER AND SALE ARE LAWFUL.


                       PROSPECTUS DATED: OCTOBER 4, 1999

                               TABLE OF CONTENTS

CONTENTS                                           PAGE
-----------------------------------------------  ---------
HIGHLIGHTS.....................................          3
  Initial Choices To Be Made...................          3
  Level or Varying Death Benefit...............          3
  Amount of Premium Payments...................          4
  Selection of Funding Vehicles................          4
  No Lapse Provision...........................          4
  Charges and Fees.............................          5
  Fund Expenses................................          5
  Changes in Specified Amount..................          8
LINCOLN LIFE, THE SEPARATE ACCOUNT AND THE
 GENERAL ACCOUNT...............................          8
BUYING VARIABLE LIFE INSURANCE.................          9
  Replacements.................................         10
APPLICATION....................................         10
OWNERSHIP......................................         11
BENEFICIARY....................................         11
THE POLICY.....................................         12
  Policy Specifications........................         12
PREMIUM FEATURES...............................         12
  Planned Premiums Additional Premiums.........         12
  Limits on Right to Make Payments of
   Additional and Planned Premiums.............         13
  Premium Load; Net Premium Payment............         13
RIGHT-TO-EXAMINE PERIOD........................         13
TRANSFERS AND ALLOCATION AMONG ACCOUNTS........         13
  Allocation of Net Premium Payments...........         13
  Transfers....................................         13
  Optional Sub-Account Allocation Programs.....         14
    Dollar Cost Averaging......................         14
    Automatic Rebalancing......................         15
POLICY VALUES..................................         15
  Accumulation Value...........................         15
  Separate Account Value.......................         15
    Variable Accumulation Unit Value...........         16
    Variable Accumulation Units................         16
  Fixed Account and Loan Account Value.........         16
  Net Accumulation Value.......................         16
FUNDS..........................................         17
  Substitution of Securities...................         22
  Voting Rights................................         22
  Fund Participation Agreements................         22
CHARGES AND FEES...............................         22
  Deductions Made Monthly......................         22
    Administrative Expenses....................         23
    Cost of Insurance Charge...................         23
  Mortality and Expense Risk Charge............         23
  Surrender Charges............................         24
  Reduction of Charges -- Purchases on a Case
   Basis; Exchanges............................         24
  Transaction Fee for Excess Transfers.........         25
DEATH BENEFITS.................................         25
  Death Benefit Options........................         25
  Changes in Death Benefit Options and
   Specified Amount............................         26
  Federal Income Tax Definition of Life
   Insurance...................................         26

CONTENTS                                           PAGE
-----------------------------------------------  ---------
NOTICE OF DEATH OF INSURED.....................         27
PAYMENT OF DEATH BENEFIT PROCEEDS..............         27
  Settlement Options...........................         27
POLICY LIQUIDITY...............................         28
  Policy Loans.................................         28
  Partial Surrender............................         28
  Surrender of the Policy......................         29
  Surrender Value..............................         29
  Deferral of Payment and Transfers............         29
ASSIGNMENT; CHANGE OF OWNERSHIP................         29
LAPSE AND REINSTATEMENT........................         30
  Lapse of a Policy............................         30
  No Lapse Provision...........................         30
  Reinstatement of a Lapsed Policy.............         31
COMMUNICATIONS WITH LINCOLN LIFE...............         31
  Proper Written Form..........................         31
  Telephone Transaction Privileges.............         31
OTHER POLICY PROVISIONS........................         31
  Issuance.....................................         31
  Date of Coverage.............................         32
  Incontestability.............................         32
  Misstatement of Age or Gender................         32
  Suicide......................................         32
  Nonparticipating Policies....................         32
  Riders.......................................         32
TAX ISSUES.....................................         32
  Tax Treatment of Death Benefit...............         32
  Federal Income Tax Considerations............         33
  Taxation of Lincoln Life.....................         34
  Other Considerations.........................         34
FAIR VALUE OF THE POLICY.......................         34
DIRECTORS AND OFFICERS OF LINCOLN LIFE.........         34
DISTRIBUTION OF POLICIES.......................         36
CHANGES OF INVESTMENT POLICY...................         36
OTHER CONTRACTS ISSUED BY LINCOLN LIFE.........         37
STATE REGULATION...............................         37
REPORTS TO OWNERS..............................         37
ADVERTISING....................................         37
PREPARING FOR YEAR 2000........................         38
LEGAL PROCEEDINGS..............................         39
EXPERTS........................................         39
REGISTRATION STATEMENT.........................         40
APPENDIX 1: MONTHLY CHARGE.....................         41
APPENDIX 2: GUARANTEED MAXIMUM COST OF
 INSURANCE RATES...............................         42
APPENDIX 3: ILLUSTRATION OF SURRENDER
 CHARGES.......................................         43
APPENDIX 4: CORRIDOR PERCENTAGES...............         45
APPENDIX 5: ILLUSTRATION OF ACCUMULATION
 VALUES, SURRENDER VALUES AND DEATH BENEFIT
 PROCEEDS......................................         46
FINANCIAL STATEMENTS
  SEPARATE ACCOUNT 12/31/98....................        M-1
  LINCOLN LIFE 12/31/98........................        S-1
  SEPARATE ACCOUNT 6/30/99.....................        I-1
  LINCOLN LIFE 6/30/99.........................        L-1

HIGHLIGHTS

                    This section is an overview of key Policy features. (Regulations in your state may vary the provisions of your own Policy.) Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. The value of the Policy and, under one option, the death benefit amount depend on the investment results of the funding options you select.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. Lincoln Life reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have four important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the two Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.
                    4) whether to elect the No Lapse Provision.

                    LEVEL OR VARYING DEATH BENEFIT

                    The Death Benefit is the amount Lincoln pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. We calculate the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of two Death Benefit Options:

                    1) a level death benefit; or
                    2) a varying death benefit.

                    If you choose the level Death Benefit Option, the Death Benefit will be the greater of:

                    1) the "Specified Amount", which is the amount of the death benefit in effect for the Policy when the Insured died, less any indebtedness and partial surrenders (The Specified Amount may be found on the Policy's Specification Page); or
                    2) the "Corridor Death Benefit", which is the death benefit calculated as a percentage of the Accumulation Value.

                    If you choose the varying Death Benefit Option, the Death Benefit will be the greater of:

                    1) the Specified Amount plus the Net Accumulation Value, less any loan interest accrued, but not yet charged, when the Insured died; or
                    2) the Corridor Death Benefit.

                    (The "Net Accumulation Value" is the total of the balances in the Fixed Account and the Separate Account. It does not include any outstanding Loan Account amounts).

                    See page 25.

                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Death Benefit will be reduced by the Loan Account balance, by any loan interest accrued, but not yet charged, and any surrendered amount.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 13.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the cost of insurance (see page 22) increase as the Insured gets older.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, you may reinstate your Policy. The Policy will not lapse if, on each Monthly Anniversary while the No Lapse Provision is in effect, the Owner has met the No Lapse Premium Requirement. See page 30.

                    When you first receive your Policy you will have 10 days to look it over, unless state law requires a greater time. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 13.

                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the contract. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should review each fund's Prospectus before making your decision.

                    You must choose the Fund(s) in which you want to place each Net Premium Payment. The Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 17.

                    You may also use our Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                     - become part of our General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at our discretion. For additional information on the Fixed Account, see page 9.

                    NO LAPSE PROVISION

                    If elected on the application, this policy contains a ten-year "No Lapse Provision". This means that the Policy will not lapse during its first ten years regardless of the gains or losses of the Funds you select as long as you pay the specified No Lapse Premium. Therefore, the Initial Death Benefit under your Policy will be guaranteed for ten years even though your Net Accumulation Value is insufficient to pay your current Monthly Deductions. Loans or Partial Surrenders may jeopardize the No Lapse Provision. See page
                    30. Availability of the No Lapse Provision may vary in some states.



                    CHARGES AND FEES



                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur.



                    DEDUCTION FROM PREMIUM PAYMENTS. We deduct a premium charge of 5% from each Premium Payment.



                    MONTHLY DEDUCTION. There is a Monthly Deduction which includes administrative expenses, a cost of insurance charge and charges for riders that are placed on your policy.



                        ADMINISTRATIVE EXPENSES. We deduct a flat dollar Monthly Deduction of $10 for administrative expenses.



                        In addition, for the first two Policy Years, we deduct a monthly charge per $1,000 of Specified Amount. This monthly charge will vary with the insured's age as described on page 23 and as shown in Appendix 1. This monthly charge also applies, for 24 months, to any increase in Specified Amount.



                        The maximum for this additional monthly charge would be $0.4242 per $1,000 of Specified Amount. This would apply only if the insured's age as of the birth date nearest the Policy's issue date (or increase in specified amount) is 81 or older.



                        COST OF INSURANCE CHARGE. A monthly deduction is made for the Cost of Insurance charge. This charge varies by policy duration and insured's age, gender and premium class. The maximum monthly deductions are listed in Appendix II.



                    Mortality and Expense Risk Charge. We make daily charges against the Separate Account for mortality and expense risk. This charge is guaranteed at an annual rate of 0.90% for Policy Years 1-19 and 0.20% for Policy Years 20 and beyond.



                    Transfer Charge. Each Policy Year you may make 12 transfers between funding options without charge. Beyond 12, a $25 fee may apply.



                    SURRENDER CHARGES. FULL SURRENDER. If you totally surrender your Policy within the first 15 Policy Years, the Surrender Charge is the amount retained by us. Calculation of the Surrender Charge is described in Appendix 3. This charge is based on age, gender and policy duration. The maximum Surrender Charge will never exceed $46.82 per $1,000 of Specified Amount. PARTIAL SURRENDER. Each time you request a partial surrender of your Policy, we charge you $25, but not more than 2% of the amount withdrawn. See page 24.



                    Loans. You may borrow within described limits against the Policy. If you borrow against your Policy, interest will be charged on the Loan Account Value at an annual interest rate of 8%. As a benefit to you Lincoln Life will credit interest of 7% per year on the Loan Account Value. See page 28.



                    REDUCTION OF CHARGES. Charges and fees may be reduced in some circumstances. See page 24.



                    FUND EXPENSES. The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management
                    Fees), and other expenses incurred by the funds (including 12b-1 fees for Class 2 shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                            PORTFOLIO EXPENSE TABLE



                                                                           TOTAL ANNUAL
                                                                               FUND
                                                                             OPERATING                    TOTAL FUND
                                                                             EXPENSES                      OPERATING
                                                                              WITHOUT     TOTAL WAIVERS  EXPENSES WITH
                                  MANAGEMENT        12b-1        OTHER      WAIVERS OR         AND        WAIVERS OR
             FUND                    FEES           FEES       EXPENSES     REDUCTIONS     REDUCTIONS     REDUCTIONS
------------------------------  ---------------     -----     -----------  -------------  -------------  -------------
AIM V.I. Growth Fund..........          0.64%            --         0.08%         0.72%            --           0.72%
AIM V.I. International Equity
  Fund........................          0.75%            --         0.16%         0.91%            --           0.91%
AIM V.I. Value Fund...........          0.61%            --         0.05%         0.66%            --           0.66%
AVIS Global Small
  Capitalization (13).........           .79%           .25%         .03%         1.07%            --           1.07%
AVIS Growth...................           .40%           .25%         .01%          .66%            --            .66%
AVIS Growth-Income............           .35%           .25%         .01%          .61%            --            .61%
Baron Capital Asset
  Fund--Insurance Shares
  (1).........................          1.00%          0.25%        6.37%         7.62%         (6.17%)         1.45%
BT EAFE Index Fund (2)........          0.45%            --         1.21%         1.66%         (1.01%)         0.65%
BT Equity 500 Index Fund
  (2).........................          0.20%            --         0.99%         1.19%         (0.89%)         0.30%
BT Small Cap Index Fund (2)...          0.35%            --         1.23%         1.58%         (1.13%)         0.45%
Delaware Group Delchester
  Series (3)..................          0.65%            --         0.10%         0.75%            --           0.75%
Delaware Group Devon Series
  (3).........................          0.65%            --         0.06%         0.71%            --           0.71%
Delaware Group Emerging
  Markets Series (4)..........          1.25%            --         0.42%         1.67%         (0.17%)         1.50%
Delaware Group REIT Series
  (5).........................          0.75%            --         0.27%         1.02%         (0.17%)         0.85%
Delaware Group Small Cap Value
  Series (6)..................          0.75%            --         0.10%         0.85%            --           0.85%
Delaware Group Trend Series
  (6).........................          0.75%                       0.10%         0.85%         (0.04%)         0.81%
Fidelity VIPII Contrafund
  Portfolio -- Service Class
  (7).........................          0.59%          0.10%        0.11%         0.80%            --           0.80%
Fidelity VIPIII Growth
  Opportunities Portfolio --
  Service Class (7)...........          0.59%          0.10%        0.11%         0.80%            --           0.80%
Janus Aspen Series Balanced
  Portfolio (8)...............          0.72%            --         0.02%         0.74%            --           0.74%
Janus Aspen Series Worldwide
  Growth Portfolio (8)........          0.67%            --         0.07%         0.74%         (0.02%)         0.72%
LN Bond Fund..................          0.44%            --         0.13%         0.57%            --           0.57%
LN Capital Appreciation
  Fund........................          0.76%            --         0.07%         0.83%            --           0.83%
LN Equity-Income Fund.........          0.72%            --         0.07%         0.79%                         0.79%
LN Global Asset Allocation
  Fund........................          0.72%            --         0.19%         0.91%            --           0.91%
LN Money Market Fund..........          0.48%            --         0.11%         0.59%            --           0.59%
LN Social Awareness Fund......          0.34%            --         0.04%         0.38%            --           0.38%
MFS Emerging Growth Series
  (9).........................          0.75%            --         0.10%         0.85%            --           0.85%
MFS Total Return Series (9)...          0.75%            --         0.16%         0.91%            --           0.91%
MFS Utilities Series (9)......          0.75%            --         0.26%         1.01%            --           1.01%
AMT Mid-Cap Growth Portfolio
  (10)(11)....................          0.85%            --         0.58%         1.43%         (0.43%)         1.00%
AMT Partners Portfolio
  (10)(11)....................          0.78%            --         0.06%         0.84%            --           0.84%
Templeton International Fund
  -- Class 2 (12).............          0.69%          0.25%        0.17%         1.11%            --           1.11%
Templeton Stock Fund -- Class
  2 (12)......................          0.70%          0.25%        0.19%         1.14%            --           1.14%


                     ---------------------------------------------------
                     (1) The Adviser is contractually obligated to reduce its
                         fee to the extent required to limit Baron Capital Asset Fund's total operating expenses to 1.5% for the first $250 million of assets in the Fund, 1.35% for Fund assets over $250 million, and 1.25% for Fund assets over $500 million. Without the expense limitations, total operating expenses for the Fund for the period October 1, 1998 through December 31, 1998 would have been 7.62%

                     (2) Under the Advisory Agreement with Bankers Trust Company
                         (the "Advisor"), the Funds will pay an advisory fee at an annual percentage rate of 0.45%, 0.20% and 0.35% of the average daily net assets of the Funds for the EAFE Equity Index Fund, Equity 500 Index Fund and Small Cap Index Fund, respectively. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fees and to reimburse the Funds for certain expenses so that the Funds' total operating expenses will not exceed 0.65%, 0.30% and 0.45% of average daily net assets for the EAFE Equity Index Fund, Equity 500 Index Fund and Small Cap Index Fund, respectively.

                     (3) The investment advisor for the Devon Series and
                         Delchester Series is Delaware Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 0.80% for the Devon Series and 0.80% for the Delchester Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows:
                         0.65% on the first $500 million, 0.60% on the next $500 million, 0.55% on the next $1,500 million, 0.50% on assets in excess of $2,500 million; all per year.

                     (4) The investment advisor for the Emerging Markets Series is Delaware International Advisors, Limited ("DIAL"). Effective May 1, 1999 through October 31, 1999, DIAL has voluntarily agreed to waive its management fees and reimburse the Series for expenses to the extent that total expenses will not exceed 1.50% for the Emerging Market Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows: 1.25% on the first $500 million, 1.20% on the next $500 million, 1.15% on the next $1,500 million, 1.10% on assets in excess of $2,500 million; all per year.

                     (5) The investment advisor for the REIT Series is Delaware
                         Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fees and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85% for the REIT Series. There is no change to the current management fee structure.

                     (6) The investment advisor for the Trend Series and Small
                         Cap Value Series is Delaware Management Company, Inc. ("DMC"). Effective May 1, 1999 through October 31, 1999, DMC has voluntarily agreed to waive its management fee and reimburse each Series for expenses to the extent that total expenses will not exceed 0.85% for the Trend Series and 0.85% for the Small Cap Value Series. Pursuant to a vote of the Fund's shareholders on March 17, 1999, a new management fee structure based on average daily net assets was approved as follows:
                         0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million; all per year.

                     (7) A portion of the brokerage commissions that certain
                         funds pay was used to reduce funds expenses. In addition, certain funds, or Fidelity Management & Research on behalf of certain funds, have entered into arrangements with their custodian whereby realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been 0.75% for the VIP II Contrafund Portfolio and 0.79% for the VIP III Growth Opportunities Portfolio.

                     (8) All expenses are stated both with and without
                         contractual waivers and fee reductions by Janus Capital. Fee reductions for the Worldwide Growth and Balanced Portfolios reduce the Management Fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the Management Fee and then against Other Expenses. Janus Capital has agreed to continue the waivers and fee reductions until at least the annual renewal of the advisory agreement.

                     (9) Each series has an expense offset arrangement which
                         reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series.

                     (10) Neuberger Berman Advisers Management Trust is divided into portfolios ("Portfolios"), each of which invests all of its net investable assets in a corresponding series ("Series") of Advisers Managers Trust. The figures reported under "Investment Management and Administration Fees" include the aggregate of the administration fees paid by the Portfolio and the management fees paid by its corresponding Series. Similarly, "Other Expenses" includes all other expenses of the Portfolio and its corresponding Series.

                     (11) NBMI has undertaken to reimburse certain operating
                          expenses, including the compensation of NBMI (except with respect to Partners Portfolio) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Mid-Cap Growth and Partners Portfolios' average daily net asset value. These expense reimbursement agreements are subject to termination upon 60 days written notice with respect to the Mid-Cap Growth and Partners Portfolios, and there can be no assurance that these policies will be continued thereafter.

                     (12) Class 2 of the Fund has a distribution plan or "Rule
                          12b-1 plan" which is described in the Fund's prospectus.


                     (13) These expenses are annualized. The Fund did not begin operations until April 30, 1998.

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount you choose is the initial Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. Such changes will affect other aspects of your Policy. See page 25.

LINCOLN LIFE, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    Lincoln Life, an Indiana life insurance company incorporated in 1905, is among the nation's largest writers of annuities, individual life insurance and life reinsurance. Wholly-owned by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968, it is licensed in all states (except New York), the District of Columbia, Guam, and the Commonwealth of the Northern Mariana Islands. Its principal office is at 1300 South Clinton Street, Fort Wayne, IN 46802. Lincoln Life, LNC and their affiliates comprise the "Lincoln Financial Group" which provides a variety of wealth accumulation and protection products and services.

                    Lincoln Life Flexible Premium Variable Life Account M ("Account M") is a "separate account" of the company established on December 2, 1997. Under Indiana law, the assets of Account M attributable to the Policies, though our property, are not chargeable with liabilities of any other business of Lincoln Life and are available first to satisfy our obligations under the Policies. Account M income, gains, and losses are credited to or charged against Account M without regard to our other income, gains, or losses. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account M's or our management, investment practices, or policies. We have numerous other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account M is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day, (any day on which the New York Stock Exchange is open and trading is unrestricted) Net Premium Payments allocated to Account M will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account M are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve are on pages 17-21. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds. There can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and to compliance with regulatory requirements if, in our sole discretion, legal, regulatory, marketing, tax or investment considerations so warrant or in the event a particular Fund is no longer available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a Sub-Account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of Lincoln Life's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-aversive or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy inforce, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated. The No Lapse Provision, while in effect, may help to assure a death benefit even if investment results are unfavorable.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of funding options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. Any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see page 32), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see page 25). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 5) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, an applicant should consider a number of matters. Will any commission be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable, or the contestability period may have elapsed with respect to the existing policy, while the Policy could be contested. You should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete our application form.

                    A completed application identifies and provides sufficient information about the prospective insured to permit us to begin underwriting the risks under the Policy. We require a medical history and examination of the Insured. We may decline to provide insurance, or may place the Insured into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by Age and, in most states, gender of the Insured.

                    The applicant will initially select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds, the initial face amount (the "Initial Specified Amount") of the Death Benefit and which of two methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, Death Benefit Options). The applicant will also indicate both the frequency and amount of Premium Payments, (see PREMIUM FEATURES), and how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as "Owner" in the application, and on the Date of Issue will usually be identified as "Owner" in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insured is the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the life of the Insured under applicable state law. The Owner may be the Insured, or any other natural person or non-natural entity.

                    The Owner is entitled to exercise rights under the Policy so long as the Insured is living. These rights include the power to select and change the Beneficiary, except as state law may restrict, and the Death Benefit Option. The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner predeceases the Insured, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to us.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant to receive the Death Benefit proceeds payable under the Policy. The person or persons named in the application as "Beneficiary" are the Beneficiaries of the Death Benefit under the Policy, unless subsequently changed. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to us.

                    Except when we have acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, or when state law restricts, the Owner may change the Beneficiary at any time while the Insured is living. Any request for a change in the Beneficiary must be submitted to us in a written form satisfactory to us. When we have recorded the change of Beneficiary, it will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect or prejudice us as to any payment made or action taken by us before it was recorded.

                    If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to us. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

THE POLICY

                    The Policy is the life insurance contract described in the Prospectus. The Date of Issue is the date on which we begin life insurance coverage under a Policy, assuming the initial premium has been paid. A Policy Year is each twelve month period, beginning with the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued.

                    On issuance, we will deliver a life insurance contract ("Policy") to you. Please promptly review the Policy to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on our books and records. Mere possession of the Policy does not imply ownership rights. If you lose the Policy, we will issue a replacement on request and may charge a fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a "Policy Specifications" page, with supporting schedules, stating Policy information including the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insured, the Issue Age, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium, if elected.

PREMIUM FEATURES

                    You may select and vary the frequency and the amount of Premium Payments and the allocation of Net Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except to maintain the No Lapse Provision, if elected. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions. If the Insured is still living upon attaining Age 100, and the Policy has not lapsed or been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments or transfer amounts to the Sub-Accounts, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. The Policy will remain in force until surrender or the Insured's Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    "Planned Premiums" are the amount of premiums (as shown in the Policy Specifications) the Applicant chooses to pay on a scheduled basis. This is the amount for which we send a premium reminder notice.

                    Any subsequent Premium Payments ("Additional Premiums") must be sent directly to the Administrative Office. We credit Additional Premiums when we receive them. Premium Payments may be billed annually, semiannually, or quarterly. Pre-authorized automatic Additional Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy lapse) will be applied first to reduce Policy indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    You may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and our right to limit the amount or frequency of Additional Premiums.

                    We may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If we are unwilling to accept the risk, we will refund the increase in premium without interest and without participation of such amounts in any underlying investment.

                    We may also decline, and would return, any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    We deduct a "premium load" of 5% from each Premium Payment, for certain Policy-related state tax and federal income tax liabilities and a portion of our sales expenses. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    If you mail or deliver the Policy for cancellation to the Administrative Office on or before 10 days (20 to 30 days in some states) after delivery of the Policy (longer for Policies issued in replacement of other insurance), (the "Right-to-Examine Period"), we will refund to you all Premium Payments.

                    Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account, and will be allocated to the Sub-Accounts designated by the Owner at the end of the Right-to-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments within seven days, although refund of a Premium Payment made by check may be delayed until the check clears.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and Sub-Accounts may be set forth in the application. You may change it at any time. The amount allocated to any Sub-Account must be in whole percentages and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2,500. We may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    You may make transfers among the Sub-Account and to the Fixed Account as set forth below, until the Insured reaches Age 100. Carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Within 30 days after each anniversary of the Date of Issue, you may transfer up to 20% of the Fixed Account Value (as of that anniversary date) to one or more Sub-Accounts.

                    The cumulative amount of transfers from the Fixed Account within any such 30 day period cannot exceed 20% of the Fixed Account Value on the most recent Policy Anniversary. Up to 12 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge, and any value remaining in the Fixed Account or in a Sub-Account after a transfer must be at least $100. We may impose a minimum transfer amount and a charge for each transfer request in excess of 12 requests in any Policy Year, and may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless you have given us written authorization to accept telephone transactions. Telephone transaction authorization and procedures are described in COMMUNICATIONS WITH LINCOLN LIFE, Telephone Transaction Privileges. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be less than $100 may result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    You may participate either in Dollar Cost Averaging or Automatic Rebalancing programs, currently without charge, but not in both at once.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, you may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    In Dollar Cost Averaging, the value in the Money Market Sub-Account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives your request in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account. We may waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the number of designated transfers has been completed; (2) if the value in the Money Market Sub-Account is insufficient to complete the next transfer; (3) within one week after the Administrative Office receives a request for termination in proper written form or by telephone, if adequately authenticated; or (4) if the Policy is surrendered.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until you change it. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    You may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days after our Administrative Office receives your request in proper written form or by telephone, if adequately authenticated.

POLICY VALUES

                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require Additional Premium Payments beyond those expected (unless the No Lapse Provision requirements have been satisfied) to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if Additional Premium Payments may be necessary to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment, after deduction of 5.0% for the premium load, is the Net Premium Payment. It is the Net Premium Payment that is available for allocation to the Fixed Account or Sub-Accounts.

                    We credit Net Premium Payments to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The Valuation Period is the time between Valuation Days, and a Valuation Day is every day on which the New York Stock Exchange is open and trading is unrestricted. Accumulation Units are valued on every Valuation Day.

                    The "Accumulation Value" of a Policy is determined by: (1) multiplying the total number of Variable Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Variable Accumulation Unit Value; (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The Separate Account Value is the portion of the Accumulation Value attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated by the value of the Variable Accumulation Unit for the Sub-Account next calculated after it is received at the Administrative Office. The Variable Accumulation Unit Value for each Sub-Account was initially established at $10.00. It may increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                    VARIABLE ACCUMULATION UNITS

                    The "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
                       1. The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus
                       2. The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by Lincoln Life that Lincoln Life determines result from the operations of the Separate Account; and
                       3. The result of (1) minus (2) is divided by the number
                          of Variable Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account Value is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to our general account through payment of premiums, through transfers from the Separate Account or loans and interest charged. We guarantee the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Acount is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds is a series of one of sixteen Massachusetts or Delaware business trusts or Maryland corporations, collectively referred to below as the "Trusts." Each such trust or corporation is registered as an open-end management investment company under the 1940 Act. All of the Funds except for the Delaware Group REIT Series and the Delaware Group Emerging Market Series are diversified under the 1940 Act.

                    Listed below are the Trusts, their investment advisers and distributors, and the Funds within each that are available under the Policies:

                    AIM VARIABLE INSURANCE FUNDS, INC., managed by A I M Advisors, Inc., and distributed by A I M Distributors Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173

                        AIM V.I. Growth Fund
                        AIM V.I. International Equity Fund
                        AIM V.I. Value Fund


                    AMERICAN VARIABLE INSURANCE SERIES, managed by Capital Research and Management Company and distributed by American Funds Distributors, Inc., 333 South Hope Street, Los Angeles, CA 90071



                        AVIS Global Small Capitalization Fund -- Class 2 AVIS Growth Fund -- Class 2
                        AVIS Growth-Income Fund -- Class 2


                    BARON CAPITAL FUNDS TRUST, managed by BAMCO, Inc. and distributed by Baron Capital Inc. 767 Fifth Avenue, New York, NY 10153

                        Baron Capital Asset Fund -- Insurance Shares

                    BT INSURANCE FUNDS TRUST, managed by Bankers Trust Company, 130 Liberty Street (One Bankers Trust Plaza), New York, NY 10006 and distributed by First Data Distributors, Inc., 4400 Computer Drive, Westborough, MA 01581

                        EAFE-Registered Trademark- Equity Index Fund
                        Equity 500 Index Fund
                        Small Cap Index Fund

                    DELAWARE GROUP PREMIUM FUND, INC., managed by Delaware Management Company, Inc., One Commerce Square, Philadelphia, PA 19103 and for International and Emerging Markets, Delaware International Advisors, Ltd., 80 Cheapside, London, England ECV2 6EE, and distributed by Delaware Distributors, L.P., 1818 Market Street, Philadelphia, PA 19103

                        Delchester Series
                        Devon Series
                        Emerging Markets Series
                        REIT Series
                        Small Cap Value Series
                        Trend Series

                    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, AND VARIABLE INSURANCE PRODUCTS FUND III, managed by Fidelity Management & Research Company and distributed by Fidelity Distributors Corporation, 82 Devonshire Street, Boston, MA 02109

                        Fidelity VIP II Contrafund Portfolio -- Service Class Fidelity VIP III Growth Opportunities Portfolio -- Service Class

                    JANUS ASPEN SERIES, managed by Janus Capital, 100 Fillmore St. Denver, CO 80206-4928, and self-distributed.

                        Janus Aspen Series Balanced Portfolio
                        Janus Aspen Series Worldwide Growth Portfolio

                    LINCOLN NATIONAL FUNDS, managed by Lincoln Investment Management, Inc., 200 East Berry Street, Fort Wayne IN 46802, and distributed by Lincoln Financial Advisors, Inc., 350 Church Street, Hartford CT 06103. Sub-advisors are also noted.

                        LN Bond Fund, Inc.
                        LN Capital Appreciation Fund, Inc. (Sub-advised by Janus Capital Corp.)
                        LN Equity-Income Fund, Inc. (Sub-advised by Fidelity Management Trust Co.)
                        LN Global Asset Allocation Fund, Inc. (Sub-advised by Putnam Investment Management, Inc.)
                        LN Money Market Fund, Inc.
                        LN Social Awareness Fund, Inc. (Sub-advised by Vantage Investment Advisors, Inc.)

                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST, managed by Massachusetts Financial Services Company and distributed by MFS Fund Distributors, Inc., 500 Boylston Street, Boston, MA 02116

                        MFS Emerging Growth Series
                        MFS Total Return Series
                        MFS Utilities Series

                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST, managed and distributed by NB Management Incorporated, 605 Third Avenue, 2nd Floor, New York, NY 10158-0006

                        NB AMT Mid-Cap Growth Portfolio
                        NB AMT Partners Portfolio

                    TEMPLETON VARIABLE PRODUCTS SERIES FUND, managed by Templeton Investment Counsel, Inc. and its Templeton and Franklin affiliates and distributed by Franklin/ Templeton Distributors, Inc., 100 Fountain Parkway, St. Petersburg, FL 33716-1205

                        Templeton International Fund -- Class 2
                        Templeton Stock Fund -- Class 2

                    The investment advisory fees charged the Funds by their advisers are shown on page 6 of this Prospectus.

                    Below is a brief description of the investment objective and program of each Fund. There can be no assurance that any of the stated investment objectives will be achieved.

                    AIM V.I. GROWTH FUND (Large Cap Stocks): Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum. Current income will not be a criterion of investment selection, and any such income should be considered incidental.

                    AIM V.I. INTERNATIONAL EQUITY FUND (Large Cap Stocks -- International): Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. The fund seeks to meet this objective by investing at least 70% of its total assets in marketable equity securities of foreign companies that are listed on a recognized foreign securities exchange or traded in a foreign over-the-counter market.

                    AIM V.I. VALUE FUND (Large Cap Stocks): Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its investment advisor to be undervalued relative to the investment advisor's appraisal of current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective and would be satisfied principally from the interest (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.


                    AVIS-GLOBAL SMALL CAPITALIZATION FUND -- The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.2 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                    AVIS-GROWTH FUND -- The fund seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.



                    AVIS-GROWTH-INCOME FUND -- The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.


                    BARON CAPITAL ASSET FUND -- INSURANCE SHARES (Small/Medium Cap U.S. Stocks): Seeks capital appreciation through investments in securities of small sized companies with market capitalizations of approximately $100 million to $1.5 billion, and medium sized companies with market capitalizations of $1.5 billion to $5 billion, with undervalued assets or favorable growth prospects.

                    BT EAFE-REGISTERED TRADEMARK- FUND (Large Cap Stocks -- International): Seeks to replicate as closely as possible (before the deduction of Expenses) the total return of the Europe, Australia, Far East Index (the
                    EAFE-Registered Trademark- Index) , a
                    capitalization-weighted index containing approximately 1,100 equity securities of companies located outside the United States.

                    BT EQUITY 500 INDEX FUND (Large Cap U.S. Stocks): Seeks to replicate as closely as possible the performance of the Standard & Poor's 500 Composite Stock Price Index, before the deduction of Fund expenses.

                    BT SMALL CAP INDEX FUND (Small/Medium Cap U.S. Stocks):
                    Seeks to replicate as closely as possible (before the deduction of Expenses) the total return of the Russell 2000 Small Stock Index (the "Russell 2000"), an index consisting of approximately 2,000 small-capitalization common stocks.

                    DELAWARE GROUP DELCHESTER SERIES (High Yield Bonds): Seeks as high a current income as possible by investing in rated and unrated corporate bonds (including high yield bonds commonly known as junk bonds), U. S. government securities and commercial paper. An investment in this Series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.

                    DELAWARE GROUP DEVON SERIES (Large Cap U.S. Stocks): Seeks current income and capital appreciation by investing primarily in income-producing common stocks, with a focus on common stocks that the investment manager believes have the potential for above-average dividend increases over time. Under normal circumstances, the Series will invest at least 65% of its total assets in dividend paying common stocks.

                    DELAWARE GROUP EMERGING MARKETS SERIES (Emerging Markets Stocks): Seeks to achieve long-term capital appreciation by investing primarily in equity securities of issuers located or operating in emerging counties. The Series is an international fund. As such, under normal market conditions, at least 65% of the Series' assets will be invested in equity securities of issuers organized or having a majority of their assets or deriving a majority of their operating income in at least three countries that are considered to be emerging or developing.

                    DELAWARE GROUP REIT SERIES (Small/Medium Cap U.S. Stocks/Specialty): Seeks to achieve maximum long-term total return. Capital appreciation is a secondary objective. It seeks to achieve its objectives by investing in securities of companies primarily engaged in the real estate industry.

                    DELAWARE GROUP SMALL CAP VALUE SERIES (Small/Medium Cap U.S. Stocks): Seeks capital appreciation by investing primarily in small cap common stocks whose market value appears low relative to their underlying value or future earnings and growth potential. Emphasis will also be placed on securities of companies that may be temporarily out of favor or whose value is not yet recognized by the market.

                    DELAWARE GROUP TREND SERIES (Small/Medium Cap U.S. Stocks):
                    Seeks long-term capital appreciation by investing primarily in small-cap common stocks and convertible securities of emerging and other growth-oriented companies. These securities will have been judged to be responsive to changes in the marketplace and to have fundamental characteristics to support growth. Income is not an objective.

                    FIDELITY VIP II CONTRAFUND PORTFOLIO -- SERVICE CLASS (Large Cap U.S. Stocks): Seeks capital appreciation by investing primarily in securities of companies whose value the advisor believes is not fully recognized by the public.

                    FIDELITY VIP III GROWTH OPPORTUNITIES PORTFOLIO -- SERVICE CLASS (Large Cap U.S. Stocks): Seeks capital growth by investing primarily in common stocks.

                    JANUS ASPEN SERIES BALANCED PORTFOLIO (Balanced): Seeks long term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

                    JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO (Large Cap Stocks -- Global): Seeks long-term growth of capital in a manner consistent with the preservation of capital by investing primarily in common stocks of foreign and domestic insurers.

                    LINCOLN NATIONAL BOND FUND (Investment Grade Bonds): Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium-and long-term corporate and government bonds.

                    LINCOLN NATIONAL CAPITAL APPRECIATION FUND (Large Cap U.S. Stocks): Seeks long-term growth of capital in a manner consistent with preservation of capital. The fund invests in a large number of companies of all sizes if the companies are competing well and if their products and services are in high demand. It may also buy some money market securities and bonds, including junk (high risk) bonds.

                    LINCOLN NATIONAL EQUITY-INCOME FUND (Large Cap U.S. Stocks):
                    Seeks to achieve reasonable income by investing primarily in income-producing equity securities. The fund invests mostly in high-yielding bonds (including junk bonds)

                    LINCOLN NATIONAL GLOBAL ASSET ALLOCATION FUND (Balanced -- International): Seeks long-term total return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of U.S. and foreign insurers.

                    LINCOLN NATIONAL MONEY MARKET FUND (Money Market): Seeks maximum current income consistent with the preservation of capital. The fund invests in short term obligations issued by U.S. corporations, the U.S. government, and federally-chartered banks and U.S. branches of foreign banks.

                    LINCOLN NATIONAL SOCIAL AWARENESS FUND (Large Cap U.S. Stock/Specialty): Seeks to achieve long-term capital appreciation, by investing in stocks of established companies which adhere to certain specific social criteria.

                    MFS EMERGING GROWTH SERIES (Small/Medium Cap U.S. Stocks):
                    Seeks to provide long-term growth of capital.

                    MFS TOTAL RETURN SERIES (Balanced): Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                    MFS UTILITIES SERIES (Small/Medium Cap U.S.
                    Stocks/Specialty): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

                    NB AMT MID-CAP GROWTH PORTFOLIO (Small/Medium Cap U.S. Stocks): Seeks growth of capital through an investment approach that is designed to increase capital with reasonable risk. It invests mainly in common stocks of mid-to-large capitalization companies.

                    NB AMT PARTNERS PORTFOLIO (Small/Medium Cap U.S. Stocks):
                    Seeks growth of capital and invests mainly in common stocks of mid-to-large capitalization companies using the value-oriented investment approach.

                    TEMPLETON INTERNATIONAL FUND -- CLASS 2 (Large Cap Stocks -- International): Seeks long-term capital growth. It invests primarily in stocks of companies outside the United States, including emerging markets. Any income realized will be incidental.

                    TEMPLETON STOCK FUND -- CLASS 2 (Large Cap Stocks -- Global): Seeks long-term capital growth. Invests primarily in equity securities issued by companies, large and small, in various nations throughout the world, including the United States and emerging markets.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Please review the prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Read each Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments. The right to select among Funds will be limited by terms and conditions we impose (See "Allocation of Net Premium Payments").

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account or if, in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission.

                    VOTING RIGHTS

                    We will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. Lincoln Life will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Fund not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    FUND PARTICIPATION AGREEMENTS

                    Lincoln Life has entered into agreements with the various Trusts and their advisers or distributors under which Lincoln Life makes the Funds available under the Policies and performs certain administrative services. In some cases, the advisers or distributors may compensate Lincoln Life at annual rates of between .10% and .25% of assets in a particular Fund attributable to the Policies.

CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur.

                    The nature and amount of these charges are as follows:

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deductions, including administrative expenses, the Cost of Insurance Charges, and charges for supplemental riders or benefits, if any, are deducted proportionately from the Net Accumulation Value of each underlying investment subject to the charge. For Sub-Accounts, Variable Accumulation Units are canceled and the value of the canceled Units withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The

                    Monthly Deductions are made on the "Monthly Anniversary Day", the Date of Issue and the same day of each month thereafter, or if there is no such date in a given month, then the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period ("Grace Period") to make a payment sufficient to cover that deduction. (See Lapse and Reinstatement: Lapse of a Policy)

                    If the Insured attains Age 100 with the Policy still in effect, no further Monthly Deductions will be made, the Separate Account Value will be transferred to the Fixed Account, and Policy will then remain in force until surrender or the Insured's death.

                    ADMINISTRATIVE EXPENSES

                    There is a flat dollar Monthly Deduction of $10.

                    In addition, during the first two Policy Years, and for 24 months after any increase in Specified Amount, there is a monthly charge per $1000 of Specified Amount, or increase therein, based on the Insured's age nearest birthday at the Policy's issue date and the date of any increase. That charge is $0.0283 for ages 15 through 30 (or $2.83 per month for a Policy with a $100,000 Specified Amount) and rises gradually to $0.07 for age 40, $0.12 for age 52, $0.2075 for age 64, $0.32 for age 76, and $0.4242 for ages 81 and older. A complete table is in Appendix 1.

                    These charges compensate us for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance is the portion of the Monthly Deduction designed to compensate us for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplementary benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, policy duration, underwriting category and gender (in accordance with state law) of the Insured and the current Net Amount at Risk. The Net Amount at Risk is the Death Benefit minus the Accumulation Value. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insured ages. The Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the beginning of the Policy month by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the beginning of the Policy month, and multiplying the result (the "Net Amount at Risk") by the applicable Cost of Insurance Rate as determined by us. The Guaranteed Maximum Cost of Insurance Rates are in Appendix 2.

                    MORTALITY AND EXPENSE RISK CHARGE

                    Lincoln Life deducts a daily mortality and expense risk charge as a percentage of the assets of the Separate Account. The mortality risk assumed is that insureds may not live as long as estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is guaranteed at an annual rate of 0.90% in Policy Years 1-19 and 0.20% in Policy Years 20 and beyond.

                    SURRENDER CHARGES

                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered or lapses during the first fifteen years following the Date of Issue or the first fifteen years following an increase in Specified Amount. The Surrender Charge varies by Age of the Insured, the number of years since the Date of Issue, and Specified Amount.

                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The maximum Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the Surrender Charge can be seen in Appendix 3.

                    The surrender charge under a Policy is proportional to the face amount of the Policy. As a percentage of face amount, it is higher for older than for younger issue ages. The surrender charge cannot exceed Policy value. All surrender charges decline to zero over the 15 years following issuance of the Policy. See, for example, the illustrations in Appendix 5.

                    If the Specified Amount is increased, a new Surrender Charge will be applicable, in addition to any existing Surrender Charge. The Surrender Charge applicable to the increase would be equal to the Surrender Charge on a new Policy whose Specified Amount was equal to the amount of the increase. Supplemental Policy Specifications will be sent to the Owner upon an increase in Specified Amount reflecting the maximum additional Surrender Charge in the Table of Surrender Charges. The minimum allowable increase in Specified Amount is $1,000. We may change this at any time.

                    If the Specified Amount is decreased while the Surrender Charge applies, the Surrender Charge will remain the same.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of $25 (not to exceed 2% of the amount surrendered) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrender may result in tax implications. SEE TAX
                    MATTERS

                    Based on its actuarial determination, we do not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses we will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from our general account, which supports insurance and annuity obligations.

                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS; EXCHANGES

                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a Case basis. We reserve the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for

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
                    which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which we believe to be relevant to the expected reduction of expenses.

                    We also reserve the right to reduce premium charges or any other charges under a Policy where it is expected that the issuance of the Policy will result in savings of sales, underwriting, administrative or other costs. In particular, we would expect such savings to apply, and our expenses to be reduced, whenever a Policy is issued in exchange for another life insurance policy issued or administered by us, or issued by a company which controls or is controlled by us or is under common ownership and control with us.

                    Some of these reductions may be guaranteed, and others may be subject to withdrawal or modification by us. In any event, all such reductions as applicable will be uniformly applied, and they will not be unfairly discriminatory against any person, including the affected Policy Owners funded by the Separate Account.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    We reserve the right to impose a charge for each transfer request in excess of 12 in any Policy Year. A single transfer request, either in writing or by telephone, may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, in accordance with the Death Benefit Option elected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $100,000, and the Death Benefit Option. The two Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required when the Insured dies and the Owner's ability to make Premium Payments. The ability of the Owner to support the Policy, particularly in later years, is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted each month from the value of the Policy to pay the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Two different Death Benefit Options are available under the Policy. The Death Benefit Proceeds payable under the Policy is the greater of (a) the Corridor Death Benefit or (b) the amount determined under the Death Benefit Option in effect on the date of the Insured's Death, less any indebtedness, as applicable, under the Policy. In the case of Death Benefit Option 1, the Specified Amount is reduced by the amount of any partial surrender. The "Corridor Death Benefit" is the applicable percentage (the "Corridor Percentage") of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the insured reaches Age 40 and decreases in accordance with the table in Appendix 4 to 100% when the Insured reaches Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $100,000). If Option 1 is selected, the Policy pays level Death Benefit

                    Proceeds, less indebtedness and any partial surrenders, unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance).

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Insured's death, less loan interest accrued but not yet charged. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Death Benefit Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Death Benefit Option 2. Under Option 1, any Surrender Value at the time of the Insured's Death will revert to Lincoln Life.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to us.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount shall be reduced so it thereafter equals (a) the amount payable under the Death Benefit Option in effect immediately before the change, minus (b) the Accumulation Value immediately before the change. In a change from Death Benefit Option 2 to Death Benefit Option 1, the Specified Amount shall be increased so that it thereafter equals the amount payable under the Death Benefit Option in effect immediately before the change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    We may decline any request for a change between Death Benefit Options or an increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by Lincoln Life, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 4.

NOTICE OF DEATH OF INSURED

                    Due Proof of Death must be furnished to us at our Administrative Office as soon as reasonably practical after the death of the Insured. "Due Proof of Death" must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to us.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary, after receipt at the Administrative Office of Due Proof of Death of the Insured. SEE SETTLEMENT OPTIONS. The amount of the Death Benefit Proceeds under Option 2 will be determined as of the date of the Insured's death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds, or in which the owner may choose to receive payments upon surrender of the Policy.

                    You may elect or change a Settlement Option while the insured is alive. If you have not irrevocably selected a Settlement Option, the Beneficiary may within 90 days after the Insured dies. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, we will pay any amount due the assignee in a lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    Our Administrative Office must receive your request to elect, change, or revoke a Settlement Option in proper written form before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. We will make subsequent payments on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                       The first Settlement Option is an annuity for the lifetime of the payee.

                       The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                       The third Settlement Option, provides for monthly payments for a stated number of years, at least five but no more than thirty.

                       Under the fourth Settlement Option, we pay at least 3% interest annually on the sum left on deposit, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option we offer at that time may also be selected.

POLICY LIQUIDITY

                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, you may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    You may at any time borrow in the aggregate up to 100% of the Surrender Value at the time a Policy Loan is made. We may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the amount of the Accumulation Value less any Surrender Charge that would be imposed on a full surrender. You must execute a loan agreement and assign the Policy to us free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 8%, and is payable once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid before due, any loan interest due will be transferred proportionately from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    We credit interest on the Loan Account Value of 7% per year so the net cost of a Policy Loan is 1%.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, transfers from each for loans and loan interest charged will be made in proportion to the assets in each Sub-Account at that time, unless you instruct our Administrative Office otherwise in proper written form. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan affects Death Benefit Proceeds payable and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. An outstanding Policy Loan reduces the amount of assets invested. Depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time while the Insured is alive by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. A $25 transaction fee (not to exceed 2% of the amount surrendered) is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. To the extent that a requested partial surrender would cause the Specified Amount to be less than $100,000, we will not permit the partial surrender. In addition, if following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 has been elected, a partial surrender would reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 has been elected, a partial surrender would reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless you instruct our Administrative Office otherwise in proper written form. We may decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, we will pay you, or your assignee, the Surrender Value next computed after our Administrative Office receives the request in proper written form. Coverage under the Policy will then automatically terminate.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount you can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value, less any loan interest accrued, but not yet charged, less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 4.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any of the Sub-Accounts will be made within seven days. We may defer payment or transfer from the Fixed Account up to six months. If we do so, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While the Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation, in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice us as to, any payment we make or action we take before it was recorded. We are not responsible for any assignment not submitted for recording, or for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed us when the assignment is recorded and any interest later accrued on such indebtedness.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. While it is effective, the assignee must give written consent for you to take any action with respect to the Policy.

                    So long as the Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective, as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice us as to, any payment we made or action we took before it was recorded. We may require you to submit the Policy for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    Except as provided by the No Lapse Provision, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, or if the amount of indebtedness exceeds the Accumulation Value less the Surrender Charge(s), the Policy is subject to lapse and automatic termination of all Policy coverage. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders, (4) due to indebtedness for policy loans, or (5) because of some combination of the foregoing factors.

                    If we have not received a Premium Payment or payment of indebtedness on policy loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, we will send a written notice to you and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to us on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the "Grace Period"), then the Policy shall terminate and all coverage under the Policy shall lapse without value.

                    NO LAPSE PROVISION

                    The No Lapse Premium is the cumulative premium required to have been paid by each Monthly Anniversary Day to prevent the Policy from lapsing during the first ten Policy Years. If this Policy has a No Lapse Premium shown on the specifications, this Policy will not lapse during the first ten Policy Years if, at each Monthly Anniversary Day, the sum of all Premium Payments less any policy loans (including any accrued loan interest) and partial surrenders is at least equal to the sum of the No Lapse Premiums (as indicated in the Policy Specifications) due since the Date of Issue of the Policy. A Grace Period will be allotted after each Monthly Anniversary Day on which insufficient premiums have been paid (see preceding paragraph). The payment of sufficient additional premiums during the Grace Period will keep the No Lapse Provision in force.

                    The No Lapse Provision will be terminated after ten years or earlier if you fail to meet the premium requirements, if there is an increase in Specified Amount or if you change the Death Benefit Option. Once the No Lapse Provision terminates, it cannot be reinstated.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of the insured is furnished us and we agree to accept the risk, (d) we receive a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which we approve the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    Any Policy reinstatement is effective on the Monthly Anniversary Day after our approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LINCOLN LIFE

                    PROPER WRITTEN FORM

                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to us, received at the Administrative Office.

                    TELEPHONE TRANSACTION PRIVILEGES

                    We allow telephone transactions authorized in proper written form by you or the applicant. To effect a permitted telephone transaction, you or your authorized representative must call the Administrative Office and provide, as identification, your policy number, a requested portion of your Social Security number, and such other authenticating information as we may require. We disclaim all liability for losses resulting from unauthorized or fraudulent telephone transactions, but acknowledge that if we do not follow these procedures, which we believe to be reasonable, we may be liable for such losses.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when the Insured is at least Age 18 and at most Age 85.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the initial premium has been paid, the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    INCONTESTABILITY

                    We will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Date of Issue. We will not contest payment of the Death Benefit Proceeds based on any increase in Specified Amount requiring evidence of insurability after two years after the increase's effective date.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                    1. is the Net Amount at Risk at the time of the Insured's
                       Death;
                    2. is the ratio of the monthly Cost of Insurance applied in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                    3. is the Accumulation Value at the time of the Insured's
                       Death.

                    SUICIDE

                    If the Insured dies by suicide, within two years from the Date of Issue, we will pay no more than the sum of the premiums paid, less any indebtedness and partial surrenders. If the Insured dies by suicide, within two years from the date of any increase in the Specified Amount, we will pay no more than a refund of the monthly Cost of Insurance charges for the increased amount.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of Lincoln Life.

                    RIDERS

                    A Waiver of Monthly Deduction Rider may be added to the Policy. Under this Rider, we will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Rider availability may vary by state.

TAX ISSUES

                    Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. We will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance.

                    TAX TREATMENT OF DEATH BENEFIT

                    The death proceeds payable under a Policy are excludable from gross income of the Beneficiary under Section 101 of the Code.

                    FEDERAL INCOME TAX CONSIDERATIONS

                    Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Owner is over 59 1/2 years of Age or disabled.

                    The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. We will monitor premiums paid and will notify you when the Policy is in jeopardy of becoming a modified endowment contract. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to you pursuant to Section 7702(f)(7) of the Code. You should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code. We will monitor compliance with these tests.

                    In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Separate Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Sub-Account must meet certain tests. We believe the Separate Account investments meet the applicable diversification standards.

                    Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds or changes in investment objectives of funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, we reserve the right to take steps required to remain in compliance.

                    We will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance. We also reserve the right to make changes in this Policy or to make distributions from the Policy to the extent it deems necessary, in its sole discretion, to continue to qualify this Policy as life insurance.

                    A total surrender or termination of the Policy by lapse may have adverse tax consequences. If the amount received by you plus total Policy indebtedness exceeds the premiums paid into the Policy, the excess will generally be treated as taxable income, whether or not the Policy is a modified endowment contract.

                    Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or Beneficiary.

                    TAXATION OF LINCOLN LIFE

                    Lincoln Life is taxed as a life insurance company under the Code. Since the Separate Account is not a separate entity from Lincoln Life and its operations form a part of Lincoln Life, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Separate Account are reinvested and taken into account in determining the value of Variable Accumulation Units.

                    Lincoln Life does not initially expect to incur any Federal income tax liability that would be chargeable to the Separate Account. Based upon these expectations, no charge is currently being made against the Separate Account for federal income taxes. If, however, Lincoln Life determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Separate Account.

                    Lincoln Life may also incur state and local taxes in addition to premium taxes in several states. At present, these taxes are not significant. If they increase, however, additional charges for such taxes may be made.

                    OTHER CONSIDERATIONS

                    The foregoing discussion is general and is not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on our understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insured grows older. Moreover, on the death of the Insured, it tends to increase significantly. You should consult with your advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LINCOLN LIFE

                    The following persons are Directors and Officers of Lincoln Life. Except as indicated below, the address of each is 1300 South Clinton Street, Fort Wayne, Indiana 46802, and each has been employed by Lincoln Life or its affiliates for more than 5 years.

        NAME, ADDRESS AND
   POSITION(S) WITH REGISTRANT            PRINCIPAL OCCUPATIONS LAST FIVE YEARS
---------------------------------  ----------------------------------------------------
NANCY J. ALFORD                    Vice President [4/96-present], (formerly Second Vice
VICE PRESIDENT                     President [1/90-4/96]), Lincoln National Life
                                   Insurance Co.
ROLAND C. BAKER                    President [1/95-present], First Penn-Pacific Life
VICE PRESIDENT AND DIRECTOR        Insurance Co. Formerly: Chairman and CFO
1801 S. Meyers Road                [7/88-1/95], Baker, Ralish, Shipley and Politzer,
Oakbrook Terrace, Ill. 60181       Inc.

        NAME, ADDRESS AND
   POSITION(S) WITH REGISTRANT            PRINCIPAL OCCUPATIONS LAST FIVE YEARS
---------------------------------  ----------------------------------------------------
JON A. BOSCIA                      President, CEO and Director, Lincoln National Corp.
DIRECTOR                           [1/98-present] (Formerly: President and Chief
Centre Square, West Tower          Executive Officer [10/96-1/98] and Chief Operating
1500 Market Street, Suite 3900     Officer [5/94-10/96]), Lincoln National Life
Philadelphia, PA 19102             Insurance Co.; President [7/91-5/94]Lincoln
                                   Investment Management, Inc.
JOHN GOTTA                         Senior Vice President and General Manager (formerly
SENIOR VICE PRESIDENT              Vice President) [1/98-present] Lincoln National Life
AND ASSISTANT SECRETARY            Insurance Co. Formerly: Senior Vice President,
350 Church Street                  Connecticut General Life Insurance Company
Hartford, CT 06103                 [3/96-12/97]; Vice President, Connecticut Mutual
                                   Life Insurance Company [8/94-3/96]; Vice President,
                                   CIGNA [3/93-8/94]
J. MICHAEL HEMP                    President [11/96-Present], Lincoln Financial
SENIOR VICE PRESIDENT              Advisors Corp.; Senior Vice President (formerly Vice
350 Church Street                  President) [10/95-Present], Lincoln National Life
Hartford, CT 06103                 Insurance Co. Formerly: Regional Chief Executive
                                   Officer [11/79-10/95], Lincoln Dallas RMO.
STEPHEN H. LEWIS                   Senior Vice President, [5/94-present] Lincoln
SENIOR VICE PRESIDENT              National Life Insurance Co. Formerly: President
                                   [2/85-5/94], First Penn-Pacific Life Insurance Co.
H. THOMAS MCMEEKIN                 President [5/94-present], Lincoln Investment
DIRECTOR                           Management, Inc.; Executive Vice President
1818 Market Street                 [5/94-Present], Lincoln National Corporation
Philadelphia, PA 19103-3682        (formerly Senior Vice President [11/92-5/94])
ARTHUR S. ROSS                     Vice President, Lincoln National Life Insurance Co.
SENIOR VICE PRESIDENT
LAWRENCE T. ROWLAND                Executive Vice President [10/96-present] (formerly
EXECUTIVE VICE PRESIDENT AND       Senior Vice President [1/93-10/96]), Lincoln
DIRECTOR                           National Life Insurance Co.
One Reinsurance Place
1700 Magnavox Way
Fort Wayne, Ind. 46804
KEITH J. RYAN                      Vice President and Controller [4/99-present]
VICE PRESIDENT AND                 Formerly: Senior Vice President [2/98-4/99]; Vice
CONTROLLER AND CHIEF               President, Chief Financial Officer and Assistant
ACCOUNTING OFFICER                 Treasurer [1/96-2/98]; Controller [6/95-12/95],
                                   Business Controls Director [11/90-6/95], Lincoln
                                   National Life Insurance Company
GABRIEL L. SHAHEEN                 President and Chief Executive Officer
PRESIDENT, CHIEF EXECUTIVE         [1/98-present], Lincoln National Life Insurance Co.
OFFICER                            Formerly: Chairman and Managing Director, Lincoln
AND DIRECTOR                       National (UK) PLC [12/96-1/98]; President, Lincoln
                                   National Reassurance Company [7-95-12/96]; Senior
                                   Vice President, Lincoln National Life Reinsurance
                                   Company [1/93-7/95]

        NAME, ADDRESS AND
   POSITION(S) WITH REGISTRANT            PRINCIPAL OCCUPATIONS LAST FIVE YEARS
---------------------------------  ----------------------------------------------------
TODD R. STEPHENSON                 Senior Vice President, Chief Financial Officer and
SENIOR VICE PRESIDENT,             Assistant Treasurer [4/99-present] Formerly: Vice
CHIEF FINANCIAL                    President and Assistant Secretary [1/98-4/99],
OFFICER AND ASSISTANT TREASURER    Senior Vice President, Lincoln Financial Advisors
                                   Corporation [1/98-4/99], Senior Vice President,
                                   Treasurer and Chief Financial Officer, American
                                   States Insurance Company [2/95-12/97], and Vice
                                   President -- Corp. Acct., American States Insurance
                                   Company [5/92-2/95]
RICHARD C. VAUGHAN                 Executive Vice President and Chief Financial Officer
DIRECTOR                           [1/95-present] (formerly Senior Vice President
200 East Berry Street              [4/92-1/95]), Lincoln National Corp.
Fort Wayne, Ind. 46802
MICHAEL R. WALKER                  Vice President [1/96-present], Lincoln National Life
SENIOR VICE PRESIDENT              Insurance Co. Formerly: Vice President [3/93-1/96],
                                   Employers Health Insurance Co.
ROY V. WASHINGTON                  Vice President [7/96-present], Lincoln National Life
VICE PRESIDENT                     Insurance Co. (formerly, Associate Counsel
                                   [2/95-7/96]). Formerly: Director of Compliance
                                   [8/94-2/95], Lincoln Investment Management, Inc.;
                                   Compliance Consultant [8/89-8/94], Lincoln National
                                   Corp.


DISTRIBUTION OF POLICIES

                    Lincoln Life intends to offer the Policy in all jurisdictions where it is licensed to do business. Lincoln Life, the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). Our principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802.

                    The Policy may be sold by individuals, who in addition to being appointed as our life insurance agents, are also registered representatives of Lincoln Life or other broker-dealers. These representatives may receive commission and service fees up to 60% of the first year premium, plus up to 5% of all other premiums paid. In lieu of premium-based commission, Lincoln Life may pay equivalent amounts based on Accumulation Value. The selling office receives additional compensation on the first year premium and all additional premiums. In some situations, the selling office may elect to share its commission with the registered representative. Selling representatives are also eligible for bonuses and non-cash compensation if certain production levels are reached. All compensation is paid from our resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    We may materially change the investment policy of the Separate Account. We must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders our operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by us on the life of the Insured. The Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. We will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

OTHER CONTRACTS ISSUED BY LINCOLN LIFE

                    We offer other variable annuity contracts and other variable life insurance policies with benefits which vary in accordance with the investment experience of a separate account of Lincoln Life.

STATE REGULATION

                    We are subject to the laws of Indiana governing insurance companies and to regulation by the Indiana Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering our operation for the preceding year and its financial condition as of the end of such year. The Insurance Department periodically examines for accuracy our contract liabilities and reserves. Our books and accounts are subject to review by the Insurance Department at all times and a full examination of our operations is conducted periodically by the Indiana Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of the Company.

REPORTS TO OWNERS

                    We maintain Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    You will also be sent annual reports containing financial statements for the Separate Account, annual and semi-annual reports of the Funds as required by the 1940 Act, and statements of significant transactions, such as changes in Specified Amount, changes in Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

                    Lincoln Life is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln Life. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend us or the Policies. We may also occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

PREPARING FOR YEAR 2000


                    Many existing computer programs use only two digits in the date field to identify the year. If left uncorrected these programs, which were designed and developed without considering the impact of the upcoming change in the century, could fail to operate or could produce erroneous results when processing dates after December 31, 1999. For example, for a bond with a stated maturity date of July 1, 2000, a computer program could read and interpret the maturity date as July 1, 1900. This problem is known by many names, such as the "Year 2000 Problem", "Y2K", and the "Millenium Bug".


                    The Year 2000 problem affects virtually all computer programs worldwide. It can cause a computer system to suddenly stop operating. It can also result in a computer corrupting vital company records, and the problem could go undetected for a long time. For our products, if left unchecked it could cause such problems as purchase payment collection and deposit errors; claim payment difficulties; accounting errors; erroneous unit values; and difficulties or delays in processing transfers, surrenders and withdrawals. In a worst case scenario, this could result in a material disruption to the operations both of Lincoln Life and of Delaware Service Company Inc. (Delaware), the provider of the accounting and valuation services for the Separate Account.

                    However, both companies are wholly owned by Lincoln National Corporation (LNC), which has had Year 2000 processes in place since 1996. LNC projects aggregate expenditures in excess of $92 million for its Y2K efforts through the year 2000. Both Lincoln Life and Delaware have dedicated Year 2000 teams and steering committees that are answerable to their counterparts in LNC.


                    In light of the potential problems discussed above, Lincoln Life, as part of its Year 2000 updating process, has assumed responsibility for correcting all Information Technology
                    (IT) systems which service the Separate Account. Delaware is responsible for updating all its IT systems to support these vital services. The Year 2000 effort, for both IT and non-IT systems, is organized into four phases:


                - awareness-raising and inventory of all assets (including third-party agent and vendor relationships);

                - assessment and high-level planning and strategy;

                - remediation of affected systems and equipment; and

                - testing to verify Year 2000 readiness.

                    The high-priority IT processes and systems -- those Lincoln Life uses to maintain its customers' records and accounts -- have been assessed and repaired, and testing of those processes and systems is more than 99% complete. Our efforts will continue through the end of 1999 to ensure they remain Y2K-ready. And, we continue to work closely with our key business partners and suppliers so they can provide the information and service we need from them. Both companies are currently on schedule to have their high-priority non-IT systems (elevators, heating and ventilation, security systems, etc.) remediated and tested by October 31, 1999.

                    The work on Year 2000 issues has not suffered significant delays; however, some uncertainty remains. Specific factors that give rise to this uncertainty include (but are certainly not limited to) a possible loss of technical resources to perform the work; failure to identify all susceptible systems; and non-compliance by third parties whose systems and operations impact Lincoln Life. In a report dated February 26, 1999, entitled, INVESTIGATING THE IMPACT OF THE YEAR 2000 TECHNOLOGY PROBLEM; S. Rpt. 106-10, the U.S. Senate Special Committee on the Year 2000 Technology Problem expressed its concern that "Financial services firms...are particularly vulnerable to...the risk that a material customer or business partner will fail, as a result of the computer problems, to meet its obligations".

                    One important source of uncertainty is the extent to which the key trading partners of Lincoln Life and of Delaware will be successful in their own remediation and testing efforts. Lincoln Life and Delaware have been monitoring the progress of their trading partners; however, the efforts of these partners are beyond our control.

                    Lincoln Life and Delaware expect to have completed their necessary remediation and testing efforts prior to December 31, 1999. However, given the nature and complexity of the problem, there can be no guarantee by either company that there will not be significant computer problems after December 31, 1999.

LEGAL PROCEEDINGS

                    Lincoln Life is involved in various pending or threatened legal proceedings arising from the conduct of its business. Most of these proceedings are routine and in the ordinary course of business. In some instances they include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse effect on the financial position of Lincoln Life.


                    Lincoln Life is presently defending two lawsuits in which Plaintiffs seek to represent national classes of policyholders in connection with alleged fraud, breach of contract and other claims relating to the sale of interest-sensitive universal and participating whole life insurance policies. As of the date of this prospectus, the courts have not certified a class in either of the suits. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. Although the relief sought in these cases is substantial, the cases are in the preliminary stages of litigation, and it is premature to make assessments about potential loss, if any. Management is defending these suits vigorously. The amount of liability, if any, which may ultimately arise as a result of these suits cannot be reasonably determined at this time.


EXPERTS


                    The December 31, 1998 financial statements of the Separate Account and the December 31, 1998 statutory-basis financial statements of Lincoln Life appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports which also appear elsewhere in this document and in the registration statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.



                    The June 30, 1999 financial statements of the Separate Account and the June 30, 1999 statutory-basis financial statements of Lincoln Life appearing in this prospectus and registration statement have not been audited. The June 30, 1999 statutory-basis financial statements of Lincoln Life do not contain complete notes.



                    Actuarial matters included in this prospectus have been examined by Vaughn W. Robbins, FSA as stated in the opinion filed as an exhibit to the registration statement.



                    Legal matters in connection with the Policies described herein are being passed upon by Robert A. Picarello, Esq., as stated in the opinion filed as an exhibit to the registration statement.

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Separate Account, Lincoln Life, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1   MONTHLY CHARGE

INSURED'S
AGE AT ISSUE       EXPENSE
(NEAREST           CHARGE
BIRTHDAY)        PER $1,000
---------------  -----------
     0-12            0.0158
      13             0.0200
      14             0.0242
     15-30           0.0283
      31             0.0325
      32             0.0367
      33             0.0408
      34             0.0450
      35             0.0492
      36             0.0533
      37             0.0575
      38             0.0617
      39             0.0658
      40             0.0700
      41             0.0742
      42             0.0783
      43             0.0825
      44             0.0867
      45             0.0908
      46             0.0950
      47             0.0992
      48             0.1033
      49             0.1075
      50             0.1117
      51             0.1158
      52             0.1200
      53             0.1242
      54             0.1283
      55             0.1325
      56             0.1408
      57             0.1492
      58             0.1575
      59             0.1658
      60             0.1742
      61             0.1825
      62             0.1908
      63             0.1992
      64             0.2075
      65             0.2158
      66             0.2242
      67             0.2325
      68             0.2408
      69             0.2492
      70             0.2575
      71             0.2656
      72             0.2742
      73             0.2825
      74             0.2908
      75             0.2992
      76             0.3200
      77             0.3408
      78             0.3617
      79             0.3825
      80             0.4033
      81+            0.4242

APPENDIX 2

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or for unisex rates, on the 1980 CSO-B Table.

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------
     0         0.34845    0.24089    0.32677
     1         0.08917    0.07251    0.08667
     2         0.08251    0.06750    0.07917
     3         0.08167    0.06584    0.07834
     4         0.07917    0.06417    0.07584

     5         0.07501    0.06334    0.07251
     6         0.07167    0.06084    0.06917
     7         0.06667    0.06000    0.06584
     8         0.06334    0.05834    0.06250
     9         0.06167    0.05750    0.06084

    10         0.06084    0.05667    0.06000
    11         0.06417    0.05750    0.06250
    12         0.07084    0.06000    0.06917
    13         0.08251    0.06250    0.07834
    14         0.09584    0.06887    0.09001

    15         0.11085    0.07084    0.10334
    16         0.12585    0.07601    0.11585
    17         0.13919    0.07917    0.12752
    18         0.14836    0.08167    0.13502
    19         0.15502    0.08501    0.14085
    20         0.15836    0.08751    0.14502
    21         0.15919    0.08917    0.14585
    22         0.15752    0.09084    0.14419
    23         0.15502    0.09251    0.14252
    24         0.15189    0.09501    0.14085

    25         0.14752    0.09668    0.13752
    26         0.11419    0.09918    0.13585
    27         0.14252    0.10168    0.13418
    28         0.14169    0.10501    0.13418
    29         0.14252    0.10635    0.13585

    30         0.14419    0.11251    0.13752
    31         0.14836    0.11668    0.14169
    32         0.15252    0.12085    0.14585
    33         0.15919    0.12502    0.15252
    34         0.16889    0.13168    0.15919

    35         0.17586    0.13752    0.16836
    36         0.18670    0.14669    0.17837
    37         0.20004    0.15752    0.19170
    38         0.21505    0.17003    0.20588
    39         0.23255    0.18503    0.22338

    40         0.25173    0.20171    0.24173
    41         0.27424    0.22005    0.26340
    42         0.29675    0.23922    0.28508
    43         0.32260    0.25757    0.31010
    44         0.34929    0.27674    0.33428

    45         0.37931    0.29675    0.36263
    46         0.41017    0.31677    0.39182
    47         0.44353    0.33761    0.42268
    48         0.47856    0.36096    0.45437
    49         0.51777    0.38598    0.49107

ATTAINED
AGE            MALE      FEMALE     UNISEX
(NEAREST      MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)      RATE       RATE       RATE
-----------  ---------  ---------  ---------

    50         0.55948    0.41350    0.53028
    51         0.60870    0.44270    0.57533
    52         0.66377    0.47523    0.62539
    53         0.72636    0.51276    0.68297
    54         0.79730    0.55114    0.74722

    55         0.87326    0.59118    0.81566
    56         0.95591    0.63123    0.88996
    57         1.04192    0.66961    0.96593
    58         1.13378    0.70633    1.04609
    59         1.23236    0.74556    1.13211
    60         1.34180    0.78979    1.22817
    61         1.46381    0.84488    1.33511
    62         1.60173    0.91417    1.45796
    63         1.75809    1.00267    1.59922
    64         1.93206    1.10539    1.75725

    65         2.12283    1.21731    1.92955
    66         2.32623    1.33511    2.11195
    67         2.54312    1.45461    2.30614
    68         2.77350    1.57247    2.50878
    69         3.02328    1.69955    2.72909

    70         3.30338    1.84590    2.97466
    71         3.62140    2.02325    3.25640
    72         3.98666    2.24419    3.58279
    73         4.40599    2.51548    3.95978
    74         4.87280    2.83552    4.38330

    75         5.37793    3.19685    4.84334
    76         5.91225    3.59370    5.33245
    77         6.46824    4.01942    5.84227
    78         7.04089    4.47410    6.36948
    79         7.64551    4.97042    6.92851

    80         8.30507    5.52957    7.54229
    81         9.03761    6.17118    8.22883
    82         9.86724    6.91414    9.01216
    83        10.80381    7.77075    9.90124
    84        11.82571    8.72632   10.87533

    85        12.91039    9.76952   11.92213
    86        14.03509   10.89151   13.01471
    87        15.18978   12.08770   14.15507
    88        16.36948   13.35774   15.33494
    89        17.57781   14.70820   16.56493

    90        18.82881   16.15259   17.85746
    91        20.14619   17.71416   19.23699
    92        21.57655   19.43814   20.76665
    93        23.20196   21.40786   22.49837
    94        25.28174   23.63051   24.70915

    95        28.27411   27.16158   27.82758
    96        33.10577   32.32378   32.78845
    97        41.68476   41.21204   41.45783
    98        58.01259   57.81394   57.95663
    99        90.90909   90.90909   90.90909

APPENDIX 3

                    ILLUSTRATION OF SURRENDER CHARGES

                    The initial Surrender Charge is calculated as (a) plus (b), with that result not to exceed (c), minus (d), where
                    (a) is 1.25 times the curtate net level premium for the
                        Specified Amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
                    (b) is $10 per $1000 of Specified Amount;
                    (c) is $50 per $1000 of Specified Amount; and
                    (d) is the total of the per thousand charges assessed in the first 24 months.

                    Algebraically, this formula is equivalent to min{a+b,c}-d.

                    The Surrender Charge decreases from its initial amount during the first 15 years. No Surrender Charge is applied in the 16th policy year or beyond. In general terms, the initial Surrender Charge is amortized in proportion to a twenty year life contingent annuity due. In formulas, the Surrender Charge at a point in time "t" years after issue is
                    (a) times (b), where
                    (a) is the initial Surrender Charge; and
                    (b) is the ratio of a life contingent annuity due beginning at time t and ending 20 years after issue, divided by a life contingent annuity due beginning at issue and ending 20 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest.

                    EXAMPLE 1: A male, Age 45, purchases a policy with a Specified Amount of $100,000.

                    The initial Surrender Charge is computed as follows:

                    curtate net level premium = $1,987.66

                    $10 per $1000 of Specified Amount = $1000

                    $50 per $1000 of Specified Amount = $5000

                    the total of the per thousand charges = $9.08 per month X 24 months = $217.92 initial Surrender Charge = (1.25 X $1987.66 + $1000) - $217.92=

                    $3,484.57- $217.92 = $3,266.65. Note that $3,484.57 is less than $5000.

                    This amount decreases as follows:

                       YEARS        INITIAL
                       AFTER       SURRENDER       ANNUITY       SURRENDER
                       ISSUE        CHARGE          RATIO         CHARGE
                    ------------  -----------   -------------   -----------
                          0          3,266.65         1.00000      3,266.65
                          1          3,266.65         0.96609      3,155.89
                          2          3,266.65         0.93101      3,041.30
                          3          3,266.65         0.89471      2,922.71
                          4          3,266.65         0.85711      2,799.89
                          5          3,266.65         0.81818      2,672.70
                          6          3,266.65         0.77782      2,540.86
                          7          3,266.65         0.73600      2,404.26
                          8          3,266.65         0.69265      2,262.65
                          9          3,266.65         0.64769      2,115.79
                         10          3,266.65         0.60104      1,963.40

                       YEARS        INITIAL
                       AFTER       SURRENDER       ANNUITY       SURRENDER
                       ISSUE        CHARGE          RATIO         CHARGE
                    ------------  -----------   -------------   -----------
                         11          3,266.65         0.55257      1,805.05
                         12          3,266.65         0.50212      1,640.25
                         13          3,266.65         0.44952      1,468.41
                         14          3,266.65         0.39456      1,288.88
                         15          3,266.65         0.33701      1,100.90
                         16                                            0.00

                    EXAMPLE 2: A female, Age 75, purchases a policy with a Specified Amount of $200,000.

                    The initial Surrender Charge is computed as follows:

                    curtate net level premium = $15,727.74

                    $10 per $1000 of Specified Amount = $2,000

                    $50 per $1000 of Specified Amount = $10,000

                    the total of the per thousand charges = $59.84 per month X 24 months = $1,436.16

                    The value (1.25 X $15,727.74 + $2,000) exceeds $10,000, so the initial Surrender Charge = $10,000 - $1,436.16 =
                    $8,563.84

                    This amount decreases as follows:

                       YEARS        INITIAL
                       AFTER       SURRENDER       ANNUITY       SURRENDER
                       ISSUE        CHARGE          RATIO         CHARGE
                    ------------  -----------   -------------   -----------
                          0          8,563.84         1.00000      8,563.84
                          1          8,563.84         0.95375      8,167.79
                          2          8,563.84         0.90821      7,777.77
                          3          8,563.84         0.86329      7,393.11
                          4          8,563.84         0.81888      7,012.72
                          5          8,563.84         0.77490      6,636.15
                          6          8,563.84         0.73145      6,264.02
                          7          8,563.84         0.68868      5,897.71
                          8          8,563.84         0.64680      5,539.10
                          9          8,563.84         0.60603      5,189.95
                         10          8,563.84         0.56635      4,850.10
                         11          8,563.84         0.52753      4,517.67
                         12          8,563.84         0.48915      4,189.03
                         13          8,563.84         0.45058      3,858.68
                         14          8,563.84         0.41088      3,518.67
                         15          8,563.84         0.36873      3,157.74
                         16                                            0.00

APPENDIX 4

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF
THE INSURED               CORRIDOR
(NEAREST BIRTHDAY)       PERCENTAGE
----------------------  -------------
         0-40                  250%
          41                   243%
          42                   236%
          43                   229%
          44                   222%
          45                   215%
          46                   209%
          47                   203%
          48                   197%
          49                   191%
          50                   185%
          51                   178%
          52                   171%
          53                   164%
          54                   157%
          55                   150%
          56                   146%
          57                   142%
          58                   138%
          59                   134%
          60                   130%
          61                   128%
          62                   126%
          63                   124%
          64                   122%
          65                   120%
          66                   119%
          67                   118%
          68                   117%
          69                   116%
          70                   115%
          71                   113%
          72                   111%
          73                   109%
          74                   107%
        75-90                  105%
          91                   104%
          92                   103%
          93                   102%
          94                   101%
        95-99                  100%

APPENDIX 5

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charges are equivalent to an annual effective rate of 0.90% of the daily net asset value of the Separate Account in years 1-19 and 0.20% in years 20 and later. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.82% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 1998.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.72%, 4.28% and 10.28% for years 1-19 and -1.02%, 4.98%
                    and 10.98% in years 20 and later.

                    The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that the Company deducts a premium load of 5% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that the Company will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $10 per month in the first year. The illustrations also reflect a monthly charge per $1,000 of Specified Amount assessed during the first two Policy Years.


                    Certain fund groups waive a portion of fund expenses or reimburse the funds for such expenses. Those waivers or reimbursements remain in effect for varying periods of time, are usually reviewed at least yearly by each fund group, and are within the fund group's control. The effect of discontinuing a waiver or reimbursement arrangement could result in higher expense levels for the affected fund, as shown in the "Portfolio Expense Table". Assuming those waivers and reimbursements were discontinued, the arithmetic average of the "Fund Investment Advisory Fees and Other Expenses" listed in the "Portfolio Expense Table" would be equivalent to an annual effective rate of 1.12% of the daily net asset value of the Separate Account.


                    Upon request, the Company will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $8,605 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         9,035     500,000    500,000     500,000      4,647      5,025       5,404          0          0           0
   2        18,522     500,000    500,000     500,000      6,143      7,098       8,104          0          0           0
   3        28,483     500,000    500,000     500,000      7,922      9,587      11,427          0          0           0
   4        38,942     500,000    500,000     500,000      9,160     11,666      14,573          0          0           0
   5        49,924     500,000    500,000     500,000      9,821     13,276      17,486          0          0           0

   6        61,455     500,000    500,000     500,000      9,847     14,331      20,082          0          0       1,913
   7        73,563     500,000    500,000     500,000      9,166     14,725      22,253          0          0       5,046
   8        86,276     500,000    500,000     500,000      7,681     14,325      23,859          0          0       7,644
   9        99,625     500,000    500,000     500,000      5,279     12,970      24,726          0          0       9,533
  10       113,641     500,000    500,000     500,000      1,845     10,488      24,659          0          0      10,522

  15       194,961           0          0     500,000          0          0       1,563          0          0           0
  20       298,749           0          0           0          0          0           0          0          0           0
  25       431,212           0          0           0          0          0           0          0          0           0
  30       600,272           0          0           0          0          0           0          0          0           0

Amounts are in Dollars


                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.


                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $8,605 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         9,035     500,000    500,000      500,000     4,647      5,024        5,404         0          0            0
   2        18,522     500,000    500,000      500,000     9,204     10,254       11,352         0          0            0
   3        28,483     500,000    500,000      500,000    14,425     16,475       18,706         0          0            0
   4        38,942     500,000    500,000      500,000    19,527     22,935       26,792         0      2,924        6,780
   5        49,924     500,000    500,000      500,000    24,522     29,659       35,701     5,419     10,555       16,597

   6        61,455     500,000    500,000      500,000    29,427     36,673       45,538    11,258     18,504       27,369
   7        73,563     500,000    500,000      500,000    34,248     43,998       56,411    17,041     26,791       39,204
   8        86,276     500,000    500,000      500,000    38,923     51,586       68,368    22,707     35,370       52,153
   9        99,625     500,000    500,000      500,000    43,418     59,416       81,497    28,225     44,222       66,303
  10       113,641     500,000    500,000      500,000    47,758     67,522       95,949    33,620     53,384       81,811

  15       194,961     500,000    500,000      500,000    63,139    108,721      190,170    54,985    100,568      182,017
  20       298,749     500,000    500,000      500,000    66,806    151,278      343,711    66,806    151,278      343,711
  25       431,212     500,000    500,000      656,230    55,891    199,852      624,981    55,891    199,852      624,981
  30       600,272     500,000    500,000    1,153,513    20,061    252,273    1,098,584    20,061    252,273    1,098,584

Amounts are in Dollars


                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.


                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 65    NONSMOKER
                                  PREFERRED -- $13,988 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        14,687     500,000    500,000     500,000      6,503      7,084       7,670          0          0           0
   2        30,109     500,000    500,000     500,000      4,621      5,954       7,371          0          0           0
   3        46,302     500,000    500,000     500,000      2,748      4,777       7,074          0          0           0
   4        63,305           0    500,000     500,000          0      2,115       5,304          0          0           0
   5        81,157           0          0     500,000          0          0       1,724          0          0           0

   6        99,903           0          0           0          0          0           0          0          0           0
   7       119,585           0          0           0          0          0           0          0          0           0
   8       140,252           0          0           0          0          0           0          0          0           0
   9       161,952           0          0           0          0          0           0          0          0           0
  10       184,737           0          0           0          0          0           0          0          0           0

  15       316,934           0          0           0          0          0           0          0          0           0
  20       485,654           0          0           0          0          0           0          0          0           0
  25       700,989           0          0           0          0          0           0          0          0           0
  30       975,816           0          0           0          0          0           0          0          0           0

Amounts are in Dollars


                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.


                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  MALE    AGE 65    NONSMOKER
                                  PREFERRED -- $13,988 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        14,687     500,000    500,000      500,000     6,503      7,085        7,670         0          0            0
   2        30,109     500,000    500,000      500,000    12,950     14,534       16,196         0          0            0
   3        46,302     500,000    500,000      500,000    20,460     23,525       26,871       625      3,690        7,036
   4        63,305     500,000    500,000      500,000    27,602     32,673       38,428     8,641     13,712       19,467
   5        81,157     500,000    500,000      500,000    34,624     42,237       51,228    16,547     24,161       33,151

   6        99,903     500,000    500,000      500,000    41,549     52,267       65,441    24,367     35,085       48,259
   7       119,585     500,000    500,000      500,000    48,328     62,738       81,182    32,051     46,461       64,904
   8       140,252     500,000    500,000      500,000    54,973     73,689       98,643    39,609     58,325       83,279
   9       161,952     500,000    500,000      500,000    61,393     85,056      117,943    46,951     70,614      103,501
  10       184,737     500,000    500,000      500,000    67,479     96,764      139,210    53,969     83,254      125,701

  15       316,934     500,000    500,000      500,000    86,745    155,746      280,842    78,419    147,420      272,516
  20       485,654     500,000    500,000      551,714    77,536    211,110      525,442    77,536    211,110      525,442
  25       700,989     500,000    500,000    1,012,056    32,960    276,470      963,863    32,960    276,470      963,863
  30       975,816           0    500,000    1,714,439         0    360,466    1,697,465         0    360,466    1,697,465

Amounts are in Dollars


                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.


                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $6,925 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         7,271     500,000    500,000     500,000      3,492      3,788       4,085          0          0           0
   2        14,906     500,000    500,000     500,000      5,311      6,074       6,876          0          0           0
   3        22,922     500,000    500,000     500,000      7,680      9,061      10,580          0          0           0
   4        31,340     500,000    500,000     500,000      9,814     11,981      14,470          0          0           0
   5        40,178     500,000    500,000     500,000     11,703     14,818      18,553          0          0       2,953

   6        49,458     500,000    500,000     500,000     13,322     17,541      22,827          0      2,705       7,991
   7        59,202     500,000    500,000     500,000     14,612     20,083      27,252        569      6,040      13,209
   8        69,433     500,000    500,000     500,000     15,496     22,356      31,767      2,275      9,135      18,546
   9        80,176     500,000    500,000     500,000     15,867     24,236      36,278      3,498     11,866      23,909
  10        91,456     500,000    500,000     500,000     15,649     25,624      40,713      4,161     14,136      29,225

  15       156,901     500,000    500,000     500,000      4,461     22,888      60,453          0     16,394      53,960
  20       240,428           0          0     500,000          0          0      67,729          0          0      67,729
  25       347,031           0          0     500,000          0          0      19,991          0          0      19,991
  30       483,087           0          0           0          0          0           0          0          0           0

Amounts are in Dollars


                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.


                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $6,925 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1         7,271     500,000    500,000     500,000      3,492      3,788       4,085          0          0           0
   2        14,906     500,000    500,000     500,000      7,450      8,279       9,147          0          0           0
   3        22,922     500,000    500,000     500,000     12,083     13,731      15,521          0          0           0
   4        31,340     500,000    500,000     500,000     16,596     19,374      22,508        260      3,038       6,172
   5        40,178     500,000    500,000     500,000     21,018     25,248      30,203      5,418      9,648      14,603

   6        49,458     500,000    500,000     500,000     25,343     31,354      38,672     10,507     16,518      23,836
   7        59,202     500,000    500,000     500,000     29,553     37,685      47,981     15,510     23,642      33,938
   8        69,433     500,000    500,000     500,000     33,675     44,276      58,243     20,454     31,055      45,022
   9        80,176     500,000    500,000     500,000     37,687     51,117      69,538     25,318     38,748      57,169
  10        91,456     500,000    500,000     500,000     41,601     58,232      81,989     30,113     46,744      70,501

  15       156,901     500,000    500,000     500,000     58,581     97,240     165,367     52,088     90,746     158,874
  20       240,428     500,000    500,000     500,000     68,272    140,579     300,512     68,272    140,579     300,512
  25       347,031     500,000    500,000     568,989     68,215    191,830     541,894     68,215    191,830     541,894
  30       483,087     500,000    500,000     998,710     48,714    247,434     951,152     48,714    247,434     951,152

Amounts are in Dollars


                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.


                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 65    NONSMOKER
                                  PREFERRED -- $11,501 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        12,076     500,000    500,000     500,000      6,056      6,555       7,058          0          0           0
   2        24,756     500,000    500,000     500,000      7,579      8,830      10,149          0          0           0
   3        38,070     500,000    500,000     500,000      9,701     11,862      14,256          0          0           0
   4        52,049     500,000    500,000     500,000     11,144     14,380      18,145          0          0           0
   5        66,728     500,000    500,000     500,000     11,856     16,304      21,745          0          0       3,599

   6        82,140     500,000    500,000     500,000     11,726     17,488      24,917          0        263       7,691
   7        98,323     500,000    500,000     500,000     10,570     17,706      27,433          0      1,424      11,151
   8       115,316     500,000    500,000     500,000      8,123     16,636      28,961          0      1,318      13,643
   9       133,158     500,000    500,000     500,000      4,065     13,883      29,080          0          0      14,745
  10       151,892           0    500,000     500,000          0      9,010      27,311          0          0      13,977

  15       260,584           0          0           0          0          0           0          0          0           0
  20       399,307           0          0           0          0          0           0          0          0           0
  25       576,356           0          0           0          0          0           0          0          0           0
  30       802,320           0          0           0          0          0           0          0          0           0

Amounts are in Dollars


                                  Where a zero value is shown, the Policy will lapse unless sufficient additional premium is paid.


                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

                                  FEMALE    AGE 65    NONSMOKER
                                  PREFERRED -- $11,501 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

          PREMIUMS
         ACCUMULATED
END OF       AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE               SURRENDER VALUE
POLICY   5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
 YEAR     PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
------   -----------   --------   --------   ---------   --------   --------   ---------   --------   --------   ---------

   1        12,076     500,000    500,000      500,000     6,056      6,555        7,058         0          0            0
   2        24,756     500,000    500,000      500,000    12,510     13,911       15,377         0          0            0
   3        38,070     500,000    500,000      500,000    20,098     22,870       25,883       184      2,956        5,969
   4        52,049     500,000    500,000      500,000    27,522     32,183       37,444     8,480     13,141       18,402
   5        66,728     500,000    500,000      500,000    34,768     41,852       50,163    16,622     23,706       32,017

   6        82,140     500,000    500,000      500,000    41,863     51,923       64,193    24,638     34,698       46,967
   7        98,323     500,000    500,000      500,000    48,732     62,337       79,601    32,450     46,055       63,319
   8       115,316     500,000    500,000      500,000    55,302     73,041       96,473    39,984     57,723       81,155
   9       133,158     500,000    500,000      500,000    61,722     84,196      115,120    47,386     69,861      100,784
  10       151,892     500,000    500,000      500,000    67,909     95,747      135,667    54,575     82,413      122,333

  15       260,584     500,000    500,000      500,000    91,017    156,191      272,332    83,182    148,356      264,498
  20       399,307     500,000    500,000      525,543    88,975    214,215      500,517    88,975    214,215      500,517
  25       576,356     500,000    500,000      953,689    56,326    281,249      908,275    56,326    281,249      908,275
  30       802,320           0    500,000    1,606,826         0    365,790    1,590,917         0    365,790    1,590,917

Amounts are in Dollars

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.82% per year.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF ASSETS AND LIABILITY
DECEMBER 31, 1998

                                          AIM             AIM
                                          V.I.            V.I.
                                          CAPITAL         DIVERSIFIED
                                          APPRECIATION    INCOME
                             COMBINED     FUND            FUND
----------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $8,705,340)       $ 5,229,751     $     --       $     --
  Investments at
     Market--Unaffiliated
     (Cost $5,179,861)         9,158,303      467,148        180,276
---------------------------  -----------  -------------   ------------
TOTAL ASSETS                  14,388,054      467,148        180,276
---------------------------  -----------  -------------   ------------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           329           10              4
---------------------------  -----------  -------------   ------------
NET ASSETS                   $14,387,725     $467,138       $180,272
---------------------------  -----------  -------------   ------------
                             -----------  -------------   ------------
Percent of net assets             100.00%        3.25%          1.25%
---------------------------  -----------  -------------   ------------
                             -----------  -------------   ------------
NET ASSETS ARE REPRESENTED BY:
  Units in accumulation
     period                                    42,471         18,128
  Unit value                                 $ 10.999       $  9.944
---------------------------               -------------   ------------
NET ASSETS                                   $467,138       $180,272
---------------------------               -------------   ------------
                                          -------------   ------------

                             FIDELITY      LINCOLN
                             VIP II        NATIONAL      MFS
                             INVESTMENT    MONEY         EMERGING
                             GRADE BOND    MARKET        GROWTH
                             PORTFOLIO     ACCOUNT       SERIES
------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $8,705,340)         $     --    $ 4,598,486   $      --
  Investments at
     Market--Unaffiliated
     (Cost $5,179,861)          449,361             --     330,790
---------------------------  -----------   -----------   ---------
TOTAL ASSETS                    449,361      4,598,486     330,790
---------------------------  -----------   -----------   ---------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           10            108           7
---------------------------  -----------   -----------   ---------
NET ASSETS                     $449,351    $ 4,598,378   $ 330,783
---------------------------  -----------   -----------   ---------
                             -----------   -----------   ---------
Percent of net assets              3.12%         31.96%       2.30%
---------------------------  -----------   -----------   ---------
                             -----------   -----------   ---------
NET ASSETS ARE REPRESENTED BY:
  Units in accumulation
     period                      42,900        449,850      28,921
  Unit value                   $ 10.474    $    10.222   $  11.437
---------------------------  -----------   -----------   ---------
NET ASSETS                     $449,351    $ 4,598,378   $ 330,783
---------------------------  -----------   -----------   ---------
                             -----------   -----------   ---------

See accompanying notes.

                                                                         DELAWARE                 DELAWARE    FIDELITY    FIDELITY
                             AIM          AIM            BANKER'S        PREMIUM      DELAWARE    PREMIUM     VIP         VIP II
                             V.I.         V.I.           TRUST EQUITY    SMALL        PREMIUM     EMERGING    EQUITY-     ASSET
                             GROWTH       VALUE          500 INDEX       CAP VALUE    TREND       MARKETS     INCOME      MANAGER
                             FUND         FUND           FUND            SERIES       SERIES      SERIES      PORTFOLIO   PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $8,705,340)       $       --   $         --     $       --     $280,173    $ 337,348   $  13,744   $      --   $    --
  Investments at
     Market--Unaffiliated
     (Cost $5,179,861)          931,463      1,054,867      2,828,272           --           --          --     864,119    81,432
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
TOTAL ASSETS                    931,463      1,054,867      2,828,272      280,173      337,348      13,744     864,119    81,432
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           20             23             62            6            7          --          18         2
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
NET ASSETS                   $  931,443   $  1,054,844     $2,828,210     $280,167    $ 337,341   $  13,744   $ 864,101   $81,430
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
                             ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
Percent of net assets              6.47%          7.33%         19.66%        1.95%        2.34%       0.10%       6.01%     0.57%
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
                             ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
NET ASSETS ARE REPRESENTED BY:
  Units in accumulation
     period                      79,949         90,608        254,031       28,766       30,607       1,778      84,425     7,669
  Unit value                 $   11.651   $     11.642     $   11.133     $  9.740    $  11.022   $   7.729   $  10.235   $10.618
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
NET ASSETS                   $  931,443   $  1,054,844     $2,828,210     $280,167    $ 337,341   $  13,744   $ 864,101   $81,430
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
                             ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------

                                                                                     TEMPLETON
                                                     OCC                             VARIABLE     TEMPLETON        TEMPLETON
                             MFS                     ACCUMULATION    OCC             PRODUCTS     VARIABLE         VARIABLE
                             TOTAL       MFS         GLOBAL          ACCUMULATION    ASSET        PRODUCTS         PRODUCTS
                             RETURN      UTILITIES   EQUITY          MANAGED         ALLOCATION   INTERNATIONAL    STOCK
                             SERIES      SERIES      PORTFOLIO       PORTFOLIO       FUND         FUND             FUND
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $8,705,340)       $      --   $      --      $    --         $     --       $    --       $     --        $    --
  Investments at
     Market--Unaffiliated
     (Cost $5,179,861)         601,997     328,049       96,910          183,104        36,989        628,292         95,234
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
TOTAL ASSETS                   601,997     328,049       96,910          183,104        36,989        628,292         95,234
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                          13           7            2                8             2             14              6
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
NET ASSETS                   $ 601,984   $ 328,042      $96,908         $183,096       $36,987       $628,278        $95,228
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
                             ---------   ---------   -------------   -------------   ----------   --------------   ----------
Percent of net assets             4.18%       2.28%        0.67%            1.27%         0.26%          4.37%          0.66%
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
                             ---------   ---------   -------------   -------------   ----------   --------------   ----------
NET ASSETS ARE REPRESENTED BY:
  Units in accumulation
     period                     57,953      30,401        9,862           18,729         3,748         65,332         10,285
  Unit value                 $  10.387   $  10.791      $ 9.827         $  9.776       $ 9.869       $  9.617        $ 9.258
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
NET ASSETS                   $ 601,984   $ 328,042      $96,908         $183,096       $36,987       $628,278        $95,228
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
                             ---------   ---------   -------------   -------------   ----------   --------------   ----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF OPERATIONS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998

                                       AIM             AIM
                                       V.I.            V.I.
                                       CAPITAL         DIVERSIFIED
                                       APPRECIATION    INCOME
                             COMBINED  FUND            FUND
-------------------------------------------------------------------
Net Investment Income:
  Dividends from investment
     income                  $ 38,020     $   508         $ 7,032
  Dividends from net
     realized gains on
     investments              119,630       9,006           2,243
  Mortality and expense
     guarantees               (12,114)       (528)           (244)
---------------------------  --------  -------------   ------------
NET INVESTMENT INCOME
   (LOSS)                     145,536       8,986           9,031
---------------------------  --------  -------------   ------------
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments            13,135         572            (231)
  Net change in unrealized
     appreciation or
     depreciation on
     investments              502,853      44,531          (7,193)
---------------------------  --------  -------------   ------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                515,988      45,103          (7,424)
---------------------------  --------  -------------   ------------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS           $661,524     $54,089         $ 1,607
---------------------------  --------  -------------   ------------
                             --------  -------------   ------------

                             FIDELITY      LINCOLN
                             VIP II        NATIONAL    MFS
                             INVESTMENT    MONEY       EMERGING
                             GRADE BOND    MARKET      GROWTH
                             PORTFOLIO     ACCOUNT     SERIES
----------------------------------------------------------------
Net Investment Income:
  Dividends from investment
     income                     $   --      $19,001     $    --
  Dividends from net
     realized gains on
     investments                    --           --          --
  Mortality and expense
     guarantees                   (461)      (3,216)       (252)
---------------------------  -----------   ---------   ---------
NET INVESTMENT INCOME
   (LOSS)                         (461)      15,785        (252)
---------------------------  -----------   ---------   ---------
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                 72           --         592
  Net change in unrealized
     appreciation or
     depreciation on
     investments                 5,094           --      41,059
---------------------------  -----------   ---------   ---------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                   5,166           --      41,651
---------------------------  -----------   ---------   ---------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS              $4,705      $15,785     $41,399
---------------------------  -----------   ---------   ---------
                             -----------   ---------   ---------

See accompanying notes.

                                                                       DELAWARE                 DELAWARE    FIDELITY    FIDELITY
                             AIM          AIM          BANKER'S        PREMIUM      DELAWARE    PREMIUM     VIP         VIP II
                             V.I.         V.I.         TRUST EQUITY    SMALL        PREMIUM     EMERGING    EQUITY-     ASSET
                             GROWTH       VALUE        500 INDEX       CAP VALUE    TREND       MARKETS     INCOME      MANAGER
                             FUND         FUND         FUND            SERIES       SERIES      SERIES      PORTFOLIO   PORTFOLIO
--------------------------------------------------------------------------------------------------------------------------------
Net Investment Income:
  Dividends from investment
     income                  $    2,314   $    3,875      $  4,231       $    --     $    --      $  --     $      --    $   --
  Dividends from net
     realized gains on
     investments                 43,375       34,275        27,082            --          --         --            --        --
  Mortality and expense
     guarantees                    (893)        (797)       (2,531)         (247)       (225)       (17)         (881)      (73)
---------------------------  ----------   ----------   -------------   ----------   ---------   ---------   ---------   --------
NET INVESTMENT INCOME
   (LOSS)                        44,796       37,353        28,782          (247)       (225)       (17)         (881)      (73)
---------------------------  ----------   ----------   -------------   ----------   ---------   ---------   ---------   --------
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments               1,004        2,502         3,674           946         593        (75)        1,374       362
  Net change in unrealized
     appreciation or
     depreciation on
     investments                 70,745       69,059       111,040        19,663      30,739       (512)       48,819     4,003
---------------------------  ----------   ----------   -------------   ----------   ---------   ---------   ---------   --------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                   71,749       71,561       114,714        20,609      31,332       (587)       50,193     4,365
---------------------------  ----------   ----------   -------------   ----------   ---------   ---------   ---------   --------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS           $  116,545   $  108,914      $143,496       $20,362     $31,107      $(604)    $  49,312    $4,292
---------------------------  ----------   ----------   -------------   ----------   ---------   ---------   ---------   --------
                             ----------   ----------   -------------   ----------   ---------   ---------   ---------   --------

                                                                                   TEMPLETON
                                                   OCC                             VARIABLE     TEMPLETON        TEMPLETON
                             MFS                   ACCUMULATION    OCC             PRODUCTS     VARIABLE         VARIABLE
                             TOTAL      MFS        GLOBAL          ACCUMULATION    ASSET        PRODUCTS         PRODUCTS
                             RETURN     UTILITIES  EQUITY          MANAGED         ALLOCATION   INTERNATIONAL    STOCK
                             SERIES     SERIES     PORTFOLIO       PORTFOLIO       FUND         FUND             FUND
---------------------------------------------------------------------------------------------------------------------------
Net Investment Income:
  Dividends from investment
     income                  $     --   $     --       $1,059         $    --        $   --         $    --        $   --
  Dividends from net
     realized gains on
     investments                   --         --        3,647               2            --              --            --
  Mortality and expense
     guarantees                  (451)      (319)        (104)           (140)          (45)           (582)         (108)
---------------------------  --------   --------       ------      -------------   ----------       -------      ----------
NET INVESTMENT INCOME
   (LOSS)                        (451)      (319)       4,602            (138)          (45)           (582)         (108)
---------------------------  --------   --------       ------      -------------   ----------       -------      ----------
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments               599        600          660              85           234            (357)          (71)
  Net change in unrealized
     appreciation or
     depreciation on
     investments               18,520     15,337        1,012           4,808         2,272          21,136         2,721
---------------------------  --------   --------       ------      -------------   ----------       -------      ----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                 19,119     15,937        1,672           4,893         2,506          20,779         2,650
---------------------------  --------   --------       ------      -------------   ----------       -------      ----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS           $ 18,668   $ 15,618       $6,274         $ 4,755        $2,461         $20,197        $2,542
---------------------------  --------   --------       ------      -------------   ----------       -------      ----------
                             --------   --------       ------      -------------   ----------       -------      ----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF CHANGES IN NET ASSETS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998

                                                      AIM             AIM
                                                      V.I.            V.I.
                                                      CAPITAL         DIVERSIFIED
                                                      APPRECIATION    INCOME
                                         COMBINED     FUND            FUND
----------------------------------------------------------------------------------
Changes From Operations:
  Net investment income (loss)           $   145,536     $  8,986       $  9,031
  Net realized gain (loss) on
     investments                              13,135          572           (231)
  Net change in unrealized appreciation
     or depreciation on investments          502,853       44,531         (7,193)
---------------------------------------  -----------  -------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                 661,524       54,089          1,607
---------------------------------------  -----------  -------------   ------------
Change From Unit Transactions:
  Participant purchases                   20,516,015      440,198        220,792
  Participant withdrawals                 (6,789,814)     (27,149)       (42,127)
---------------------------------------  -----------  -------------   ------------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                 13,726,201      413,049        178,665
---------------------------------------  -----------  -------------   ------------
TOTAL INCREASE IN NET ASSETS              14,387,725      467,138        180,272
---------------------------------------  -----------  -------------   ------------
NET ASSETS AT DECEMBER 31, 1998          $14,387,725     $467,138       $180,272
---------------------------------------  -----------  -------------   ------------
                                         -----------  -------------   ------------

                                         FIDELITY      LINCOLN
                                         VIP II        NATIONAL      MFS
                                         INVESTMENT    MONEY         EMERGING
                                         GRADE BOND    MARKET        GROWTH
                                         PORTFOLIO     ACCOUNT       SERIES
------------------------------------------------------------------------------
Changes From Operations:
  Net investment income (loss)             $   (461)   $    15,785   $    (252)
  Net realized gain (loss) on
     investments                                 72             --         592
  Net change in unrealized appreciation
     or depreciation on investments           5,094             --      41,059
---------------------------------------  -----------   -----------   ---------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                  4,705         15,785      41,399
---------------------------------------  -----------   -----------   ---------
Change From Unit Transactions:
  Participant purchases                     474,803     10,886,091     308,188
  Participant withdrawals                   (30,157)    (6,303,498)    (18,804)
---------------------------------------  -----------   -----------   ---------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                   444,646      4,582,593     289,384
---------------------------------------  -----------   -----------   ---------
TOTAL INCREASE IN NET ASSETS                449,351      4,598,378     330,783
---------------------------------------  -----------   -----------   ---------
NET ASSETS AT DECEMBER 31, 1998            $449,351    $ 4,598,378   $ 330,783
---------------------------------------  -----------   -----------   ---------
                                         -----------   -----------   ---------

See accompanying notes.

                                                                                     DELAWARE                 DELAWARE    FIDELITY
                                         AIM          AIM            BANKER'S        PREMIUM      DELAWARE    PREMIUM     VIP
                                         V.I.         V.I.           TRUST EQUITY    SMALL        PREMIUM     EMERGING    EQUITY-
                                         GROWTH       VALUE          500 INDEX       CAP VALUE    TREND       MARKETS     INCOME
                                         FUND         FUND           FUND            SERIES       SERIES      SERIES      PORTFOLIO
-----------------------------------------------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income (loss)           $   44,796   $     37,353     $   28,782     $   (247)   $    (225)   $   (17)   $    (881)
  Net realized gain (loss) on
     investments                              1,004          2,502          3,674          946          593        (75)       1,374
  Net change in unrealized appreciation
     or depreciation on investments          70,745         69,059        111,040       19,663       30,739       (512)      48,819
---------------------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                116,545        108,914        143,496       20,362       31,107       (604)      49,312
---------------------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------
Change From Unit Transactions:
  Participant purchases                     871,193      1,007,254      2,738,345      278,003      316,822     15,958      874,010
  Participant withdrawals                   (56,295)       (61,324)       (53,631)     (18,198)     (10,588)    (1,610)     (59,221)
---------------------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                   814,898        945,930      2,684,714      259,805      306,234     14,348      814,789
---------------------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------
TOTAL INCREASE IN NET ASSETS                931,443      1,054,844      2,828,210      280,167      337,341     13,744      864,101
---------------------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------
NET ASSETS AT DECEMBER 31, 1998          $  931,443   $  1,054,844     $2,828,210     $280,167    $ 337,341    $13,744    $ 864,101
---------------------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------
                                         ----------   ------------   -------------   ----------   ---------   ---------   ---------

                                         FIDELITY
                                         VIP II
                                         ASSET
                                         MANAGER
                                         PORTFOLIO
---------------------------------------
Changes From Operations:
  Net investment income (loss)           $   (73)
  Net realized gain (loss) on
     investments                             362
  Net change in unrealized appreciation
     or depreciation on investments        4,003
---------------------------------------  --------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS               4,292
---------------------------------------  --------
Change From Unit Transactions:
  Participant purchases                   86,282
  Participant withdrawals                 (9,144)
---------------------------------------  --------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                 77,138
---------------------------------------  --------
TOTAL INCREASE IN NET ASSETS              81,430
---------------------------------------  --------
NET ASSETS AT DECEMBER 31, 1998          $81,430
---------------------------------------  --------
                                         --------

                                                                                                 TEMPLETON
                                                                 OCC                             VARIABLE     TEMPLETON
                                         MFS                     ACCUMULATION    OCC             PRODUCTS     VARIABLE
                                         TOTAL       MFS         GLOBAL          ACCUMULATION    ASSET        PRODUCTS
                                         RETURN      UTILITIES   EQUITY          MANAGED         ALLOCATION   INTERNATIONAL
                                         SERIES      SERIES      PORTFOLIO       PORTFOLIO       FUND         FUND
----------------------------------------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income (loss)           $    (451)  $    (319)     $ 4,602         $   (138)      $   (45)      $   (582)
  Net realized gain (loss) on
     investments                               599         600          660               85           234           (357)
  Net change in unrealized appreciation
     or depreciation on investments         18,520      15,337        1,012            4,808         2,272         21,136
---------------------------------------  ---------   ---------   -------------   -------------   ----------   --------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                18,668      15,618        6,274            4,755         2,461         20,197
---------------------------------------  ---------   ---------   -------------   -------------   ----------   --------------
Change From Unit Transactions:
  Participant purchases                    608,312     323,546       96,433          188,146        37,943        643,263
  Participant withdrawals                  (24,996)    (11,122)      (5,799)          (9,805)       (3,417)       (35,182)
---------------------------------------  ---------   ---------   -------------   -------------   ----------   --------------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                  583,316     312,424       90,634          178,341        34,526        608,081
---------------------------------------  ---------   ---------   -------------   -------------   ----------   --------------
TOTAL INCREASE IN NET ASSETS               601,984     328,042       96,908          183,096        36,987        628,278
---------------------------------------  ---------   ---------   -------------   -------------   ----------   --------------
NET ASSETS AT DECEMBER 31, 1998          $ 601,984   $ 328,042      $96,908         $183,096       $36,987       $628,278
---------------------------------------  ---------   ---------   -------------   -------------   ----------   --------------
                                         ---------   ---------   -------------   -------------   ----------   --------------


                                         TEMPLETON
                                         VARIABLE
                                         PRODUCTS
                                         STOCK
                                         FUND
---------------------------------------
Changes From Operations:
  Net investment income (loss)             $  (108)
  Net realized gain (loss) on
     investments                               (71)
  Net change in unrealized appreciation
     or depreciation on investments          2,721
---------------------------------------  ----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM OPERATIONS                 2,542
---------------------------------------  ----------
Change From Unit Transactions:
  Participant purchases                    100,433
  Participant withdrawals                   (7,747)
---------------------------------------  ----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                   92,686
---------------------------------------  ----------
TOTAL INCREASE IN NET ASSETS                95,228
---------------------------------------  ----------
NET ASSETS AT DECEMBER 31, 1998            $95,228
---------------------------------------  ----------
                                         ----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

NOTES TO FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES & ACCOUNT INFORMATION

    THE ACCOUNT:
    Lincoln Life Flexible Premium Variable Life Account M (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (Lincoln Life) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of Lincoln Life.

    The assets of the Variable Account are owned by Lincoln Life. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising out of any other business of Lincoln Life.

    BASIS OF PRESENTATION:
    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for unit investment trusts.

    INVESTMENTS:
    The assets of the Variable Account are divided into variable sub-accounts each of which is invested in shares of one of twenty portfolios (the Funds) of eight diversified open-end management investment companies, each portfolio with its own investment objective. The Funds in which the variable sub-accounts invest are as follows:

    AIM Variable Insurance Funds, Inc.:
      AIM V.I. Capital Appreciation Fund
      AIM V.I. Diversified Income Fund
      AIM V.I. Growth Fund
      AIM V.I. Value Fund

    Banker's Trust:
      Banker's Trust Equity 500 Index Fund

    Delaware Group:
      Delaware Premium Small Cap Value Series
      Delaware Premium Trend Series
      Delaware Premium Emerging Markets Series

    Fidelity Variable Insurance Products Fund:
      Fidelity VIP Equity-Income Portfolio

    Fidelity Variable Insurance Products Fund II:
      Fidelity VIP II Asset Manager Portfolio
      Fidelity VIP II Investment Grade Bond Portfolio

    Lincoln National:
      Lincoln National Money Market Account

    MFS Variable Insurance Trust:
      MFS Emerging Growth Series
      MFS Total Return Series
      MFS Utilities Series

    OCC Accumulation Trust:
      OCC Accumulation Global Equity Portfolio
      OCC Accumulation Managed Portfolio

    Templeton Variable Product Series Fund:
      Templeton Variable Product Asset Allocation Fund
      Templeton Variable Product International Fund
      Templeton Variable Product Stock Fund

    Investments in the variable sub-accounts are stated at the closing net asset value per share on December 31, 1998, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

    Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

    DIVIDENDS:
    Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

    FEDERAL INCOME TAXES:
    Operations of the Variable Account form a part of and are taxed with operations of Lincoln Life, which is taxed as a life insurance company under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Using current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

2. MORTALITY AND EXPENSE GUARANTEES & OTHER TRANSACTIONS WITH AFFILIATES Amounts are paid to Lincoln Life for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The current rate of deduction, stated as an annual percentage, is .80% during the first twelve years and .55% thereafter. The mortality and expense risk charges for each of the variable sub-accounts are reported in the statement of operations.

    Prior to the allocation of premiums to the Variable Account, Lincoln Life deducts a premium load of 5% of each premium payment to cover state taxes and federal income tax liabilities.

    Lincoln Life charges a monthly administrative fee of $15 in the first policy year and $5 in subsequent policy years. This charge is for items such as premium billing and collection, policy value calculation, confirmations and periodic reports.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

2. MORTALITY AND EXPENSE GUARANTEES & OTHER TRANSACTIONS WITH AFFILIATES (CONTINUED)
    Lincoln Life assumes responsibility for providing the insurance benefit included in the policy. Lincoln Life charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately for the value of each variable sub-account and/or fixed account funding options. The fixed account is part of the general account of Lincoln Life and is not included in these financial statements.

    Under certain circumstances, Lincoln Life reserves the right to charge a transfer fee of up to $25 for transfers between variable sub-accounts. For the period ended December 31, 1998, no transfer fees were deducted from the variable sub-accounts.

    The fees charged by Lincoln Life for premium loads (deducted from premium payments), administrative fees and the amount deducted for the cost of insurance, both of which are included in participant withdrawals in the statement of changes in net assets, for variable sub-accounts for the period ended December 31, 1998 were as follows:

                                                                                          COST OF
                                                                PREMIUM    ADMINISTRATIVE INSURANCE
VARIABLE SUB-ACCOUNTS                                           LOADS      FEES           DEDUCTION
-----------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                              $  12,511    $   1,318     $  13,088
 -------------------------------------------------------------
AIM V.I. Diversified Income Fund                                    6,576          579         9,848
 -------------------------------------------------------------
AIM V.I. Growth Fund                                               27,791        1,999        26,346
 -------------------------------------------------------------
AIM V.I. Value Fund                                                29,764        2,668        28,268
 -------------------------------------------------------------
Banker's Trust Equity 500 Index Fund                               19,568        2,403        30,914
 -------------------------------------------------------------
Delaware Premium Small Cap Value Series                             6,727        1,193        10,079
 -------------------------------------------------------------
Delaware Premium Trend Series                                       4,396          678         5,483
 -------------------------------------------------------------
Delaware Premium Emerging Markets Series                              520          134           957
 -------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                               27,339        2,288        29,336
 -------------------------------------------------------------
Fidelity VIP II Asset Manager Portfolio                             3,083          348         5,696
 -------------------------------------------------------------
Fidelity VIP II Investment Grade Bond Portfolio                    10,424        1,005        18,587
 -------------------------------------------------------------
Lincoln National Money Market Account                             360,119        7,600       266,635
 -------------------------------------------------------------
MFS Emerging Growth Series                                         10,627        1,139         6,957
 -------------------------------------------------------------
MFS Total Return Series                                            12,776        1,072        10,983
 -------------------------------------------------------------
MFS Utilities Series                                                3,706          654         6,652
 -------------------------------------------------------------
OCC Accumulation Global Equity Portfolio                            3,165          226         2,406
 -------------------------------------------------------------
OCC Accumulation Managed Portfolio                                  4,301          410         4,987
 -------------------------------------------------------------
Templeton Variable Products Asset Allocation Fund                   1,390          216         1,785
 -------------------------------------------------------------
Templeton Variable Products International Fund                     14,696        1,880        18,356
 -------------------------------------------------------------
Templeton Variable Products Stock Fund                              3,047          509         4,151
 -------------------------------------------------------------

    Lincoln Life, upon full surrender of a policy, may charge a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the variable sub-accounts (and, where applicable, the fixed account) from which the partial surrender proceeds are taken. Full surrender charges and partial surrender administrative charges paid to Lincoln Life attributable to the variable sub-accounts for the year ended December 31, 1998, were $3,674.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

3.  NET ASSETS
    The following is a summary of net assets owned at December
    31, 1998.

                                          AIM             AIM
                                          V.I.            V.I.
                                          CAPITAL         DIVERSIFIED
                                          APPRECIATION    INCOME
                             COMBINED     FUND            FUND
----------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------  -----------  -------------   ------------
Accumulation units           $13,726,201     $413,049       $178,665
---------------------------  -----------  -------------   ------------
Accumulated net investment
   income (loss)                 145,536        8,986          9,031
---------------------------  -----------  -------------   ------------
Accumulated net realized
   gain (loss) on
   investments                    13,135          572           (231)
---------------------------  -----------  -------------   ------------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                   502,853       44,531         (7,193)
                             -----------  -------------   ------------
                             $14,387,725     $467,138       $180,272
                             -----------  -------------   ------------
                             -----------  -------------   ------------

                             FIDELITY      LINCOLN
                             VIP II        NATIONAL      MFS
                             INVESTMENT    MONEY         EMERGING
                             GRADE BOND    MARKET        GROWTH
                             PORTFOLIO     ACCOUNT       SERIES
------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------  -----------   -----------   ---------
Accumulation units             $444,646    $ 4,582,593   $ 289,384
---------------------------  -----------   -----------   ---------
Accumulated net investment
   income (loss)                   (461)        15,785        (252)
---------------------------  -----------   -----------   ---------
Accumulated net realized
   gain (loss) on
   investments                       72             --         592
---------------------------  -----------   -----------   ---------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                    5,094             --      41,059
                             -----------   -----------   ---------
                               $449,351    $ 4,598,378   $ 330,783
                             -----------   -----------   ---------
                             -----------   -----------   ---------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

                                                                         DELAWARE                 DELAWARE    FIDELITY    FIDELITY
                             AIM          AIM            BANKER'S        PREMIUM      DELAWARE    PREMIUM     VIP         VIP II
                             V.I.         V.I.           TRUST EQUITY    SMALL        PREMIUM     EMERGING    EQUITY-     ASSET
                             GROWTH       VALUE          500 INDEX       CAP VALUE    TREND       MARKETS     INCOME      MANAGER
                             FUND         FUND           FUND            SERIES       SERIES      SERIES      PORTFOLIO   PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
Accumulation units           $  814,898   $    945,930     $2,684,714     $259,805    $ 306,234    $14,348    $ 814,789   $77,138
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
Accumulated net investment
   income (loss)                 44,796         37,353         28,782         (247)        (225)       (17)        (881)      (73)
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
Accumulated net realized
   gain (loss) on
   investments                    1,004          2,502          3,674          946          593        (75)       1,374       362
---------------------------  ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                   70,745         69,059        111,040       19,663       30,739       (512)      48,819     4,003
                             ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
                             $  931,443   $  1,054,844     $2,828,210     $280,167    $ 337,341    $13,744    $ 864,101   $81,430
                             ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------
                             ----------   ------------   -------------   ----------   ---------   ---------   ---------   --------

                                                                                     TEMPLETON
                                                     OCC                             VARIABLE     TEMPLETON        TEMPLETON
                             MFS                     ACCUMULATION    OCC             PRODUCTS     VARIABLE         VARIABLE
                             TOTAL       MFS         GLOBAL          ACCUMULATION    ASSET        PRODUCTS         PRODUCTS
                             RETURN      UTILITIES   EQUITY          MANAGED         ALLOCATION   INTERNATIONAL    STOCK
                             SERIES      SERIES      PORTFOLIO       PORTFOLIO       FUND         FUND             FUND
-----------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
Accumulation units           $ 583,316   $ 312,424      $90,634         $178,341       $34,526       $608,081        $92,686
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
Accumulated net investment
   income (loss)                  (451)       (319)       4,602             (138)          (45)          (582)          (108)
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
Accumulated net realized
   gain (loss) on
   investments                     599         600          660               85           234           (357)           (71)
---------------------------  ---------   ---------   -------------   -------------   ----------   --------------   ----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                  18,520      15,337        1,012            4,808         2,272         21,136          2,721
                             ---------   ---------   -------------   -------------   ----------   --------------   ----------
                             $ 601,984   $ 328,042      $96,908         $183,096       $36,987       $628,278        $95,228
                             ---------   ---------   -------------   -------------   ----------   --------------   ----------
                             ---------   ---------   -------------   -------------   ----------   --------------   ----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

4.  PURCHASES AND SALES OF INVESTMENTS

    The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 1998.

                                                                            AGGREGATE    AGGREGATE
                                                                            COST OF      PROCEEDS
                                                                            PURCHASES    FROM SALES
                                                                            -----------------------
AIM V.I. Capital Appreciation Fund                                          $   439,170  $   17,125
 -------------------------------------------------------------------------
AIM V.I. Diversified Income Fund                                                242,542      54,842
 -------------------------------------------------------------------------
AIM V.I. Growth Fund                                                            875,293      15,579
 -------------------------------------------------------------------------
AIM V.I. Value Fund                                                           1,022,610      39,304
 -------------------------------------------------------------------------
Banker's Trust Equity 500 Index Fund                                          2,798,647      85,089
 -------------------------------------------------------------------------
Delaware Premium Small Cap Value Series                                         281,412      21,848
 -------------------------------------------------------------------------
Delaware Premium Trend Series                                                   313,954       7,938
 -------------------------------------------------------------------------
Delaware Premium Emerging Markets Series                                         16,051       1,720
 -------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                                            842,814      28,888
 -------------------------------------------------------------------------
Fidelity VIP II Asset Manager Portfolio                                          85,412       8,345
 -------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond Portfolio                                 464,126      19,931
 -------------------------------------------------------------------------
Lincoln National Money Market Account                                         9,331,050   4,732,564
 -------------------------------------------------------------------------
MFS Emerging Growth Series                                                      296,021       6,882
 -------------------------------------------------------------------------
MFS Total Return Series                                                         604,226      21,348
 -------------------------------------------------------------------------
MFS Utilities Series                                                            334,841      22,729
 -------------------------------------------------------------------------
OCC Accumulation Global Equity Portfolio                                        111,360      16,122
 -------------------------------------------------------------------------
OCC Accumulation Managed Portfolio                                              183,624       5,413
 -------------------------------------------------------------------------
Templeton Variable Products Asset Allocation Fund                                39,192       4,709
 -------------------------------------------------------------------------
Templeton Variable Products International Fund                                  622,978      15,465
 -------------------------------------------------------------------------
Templeton Variable Products Stock Fund                                           96,625       4,041
 -------------------------------------------------------------------------
                                                                            -----------  ----------
                                                                            $19,001,948  $5,129,882
                                                                            -----------  ----------
                                                                            -----------  ----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

5.  INVESTMENTS

    The following is a summary of investments owned at December
    31, 1998.

                                                SHARES       NET ASSET  VALUE OF     COST OF
                                                OUTSTANDING  VALUE      SHARES       SHARES
                                                ------------------------------------------------
AIM V.I. Capital Appreciation Fund                  18,538   $   25.20  $   467,148  $   422,617
 ---------------------------------------------
AIM V.I. Diversified Income Fund                    16,479       10.94      180,276      187,469
 ---------------------------------------------
AIM V.I. Growth Fund                                37,559       24.80      931,463      860,718
 ---------------------------------------------
AIM V.I. Value Fund                                 40,185       26.25    1,054,867      985,808
 ---------------------------------------------
Banker's Trust Equity 500 Index Fund               222,174       12.73    2,828,272    2,717,232
 ---------------------------------------------
Delaware Premium Small Cap Value Series             17,032       16.45      280,173      260,510
 ---------------------------------------------
Delaware Premium Trend Series                       17,081       19.75      337,348      306,609
 ---------------------------------------------
Delaware Premium Emerging Markets Series             2,366        5.81       13,744       14,256
 ---------------------------------------------
Fidelity VIP Equity-Income Portfolio                33,994       25.42      864,119      815,300
 ---------------------------------------------
Fidelity VIP II Asset Manager Portfolio              4,484       18.16       81,432       77,429
 ---------------------------------------------
Fidelity VIP II Investment Grade Bond
Portfolio                                           34,673       12.96      449,361      444,267
 ---------------------------------------------
Lincoln National Money Market Account              459,849       10.00    4,598,486    4,598,486
 ---------------------------------------------
MFS Emerging Growth Series                          15,407       21.47      330,790      289,731
 ---------------------------------------------
MFS Total Return Series                             33,223       18.12      601,997      583,477
 ---------------------------------------------
MFS Utilities Series                                16,551       19.82      328,049      312,712
 ---------------------------------------------
OCC Accumulation Global Equity Portfolio             6,281       15.43       96,910       95,898
 ---------------------------------------------
OCC Accumulation Managed Portfolio                   4,186       43.74      183,104      178,296
 ---------------------------------------------
Templeton Variable Products Asset Allocation
Fund                                                 1,647       22.46       36,989       34,717
 ---------------------------------------------
Templeton Variable Products International Fund      30,367       20.69      628,292      607,156
 ---------------------------------------------
Templeton Variable Products Stock Fund               4,520       21.07       95,234       92,513
 ---------------------------------------------                          -----------  -----------
                                                                        $14,388,054  $13,885,201
                                                                        -----------  -----------
                                                                        -----------  -----------

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Board of Directors of
The Lincoln National Life Insurance Company and
Contract Owners of Lincoln Life Flexible Premium Variable Life
Account M

We have audited the accompanying statement of assets and liability of Lincoln Life Flexible Premium Variable Life Account M ("Variable Account") (comprised of the AIM V.I. Capital Appreciation, AIM V.I. Diversified Income, AIM V.I. Growth, AIM V.I. Value, Banker's Trust Equity 500 Index, Delaware Premium Small Cap Value, Delaware Premium Trend, Delaware Premium Emerging Markets, Fidelity VIP Equity-Income, Fidelity VIP II Asset Manager, Fidelity VIP II Investment Grade Bond, Lincoln National Money Market, MFS Emerging Growth, MFS Total Return, MFS Utilities, OCC Accumulation Global Equity, OCC Accumulation Managed, Templeton Variable Products Asset Allocation, Templeton Variable Products International, and Templeton Variable Products Stock subaccounts), as of December 31, 1998, and the related statements of operations and changes in net assets for the period from June 18, 1998 to December 31, 1998. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting the Lincoln Life Flexible Premium Variable Life Account M at December 31, 1998, and the results of their operations and the changes in their net assets for the period from June 18, 1998 to December 31, 1998, in conformity with generally accepted accounting principles.

                                         /s/ Ernst & Young LLP

Fort Wayne, Indiana
March 26, 1999

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                                                      DECEMBER 31
                                                                                      1998       1997
                                                                                      ---------  ---------
                                                                                      (IN MILLIONS)
                                                                                      --------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                                                 $23,830.9  $18,560.7
------------------------------------------------------------------------------------
Preferred stocks                                                                          236.0      257.3
------------------------------------------------------------------------------------
Unaffiliated common stocks                                                                259.3      436.0
------------------------------------------------------------------------------------
Affiliated common stocks                                                                  322.1      412.1
------------------------------------------------------------------------------------
Mortgage loans on real estate                                                           3,932.9    3,012.7
------------------------------------------------------------------------------------
Real estate                                                                               473.8      584.4
------------------------------------------------------------------------------------
Policy loans                                                                            1,606.0      660.5
------------------------------------------------------------------------------------
Other investments                                                                         434.4      335.5
------------------------------------------------------------------------------------
Cash and short-term investments                                                         1,725.4    2,133.0
------------------------------------------------------------------------------------  ---------  ---------
Total cash and investments                                                             32,820.8   26,392.2
------------------------------------------------------------------------------------
Premiums and fees in course of collection                                                  33.3       42.4
------------------------------------------------------------------------------------
Accrued investment income                                                                 432.8      343.5
------------------------------------------------------------------------------------
Reinsurance recoverable                                                                   171.6       71.1
------------------------------------------------------------------------------------
Funds withheld by ceding companies                                                         53.7       44.1
------------------------------------------------------------------------------------
Federal income taxes recoverable from parent company                                       64.7        6.9
------------------------------------------------------------------------------------
Goodwill                                                                                   49.5       52.4
------------------------------------------------------------------------------------
Other admitted assets                                                                      89.3       85.6
------------------------------------------------------------------------------------
Separate account assets                                                                36,907.0   31,330.9
------------------------------------------------------------------------------------  ---------  ---------
Total admitted assets                                                                 $70,622.7  $58,369.1
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                                                     $12,310.6  $ 5,872.9
------------------------------------------------------------------------------------
Other policyholder funds                                                               16,647.5   16,360.1
------------------------------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee                               897.6      878.2
------------------------------------------------------------------------------------
Funds held under reinsurance treaties                                                     795.8      720.4
------------------------------------------------------------------------------------
Asset valuation reserve                                                                   484.5      450.0
------------------------------------------------------------------------------------
Interest maintenance reserve                                                              159.7      135.4
------------------------------------------------------------------------------------
Other liabilities                                                                         504.5      294.7
------------------------------------------------------------------------------------
Short-term loan payable to parent company                                                 140.0      120.0
------------------------------------------------------------------------------------
Net transfers due from separate accounts                                                 (789.0)    (761.9)
------------------------------------------------------------------------------------
Separate account liabilities                                                           36,907.0   31,330.9
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities                                                                      68,058.2   55,400.7
------------------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million (owned by Lincoln National
  Corporation)                                                                             25.0       25.0
------------------------------------------------------------------------------------
Surplus notes due to Lincoln National Corporation                                       1,250.0         --
------------------------------------------------------------------------------------
Paid-in surplus                                                                         1,930.1    1,821.8
------------------------------------------------------------------------------------
Unassigned surplus (deficit)                                                             (640.6)   1,121.6
------------------------------------------------------------------------------------  ---------  ---------
Total capital and surplus                                                               2,564.5    2,968.4
------------------------------------------------------------------------------------  ---------  ---------
Total liabilities and capital and surplus                                             $70,622.7  $58,369.1
------------------------------------------------------------------------------------  ---------  ---------
                                                                                      ---------  ---------

See accompanying notes.                                                      S-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                                              YEAR ENDED DECEMBER 31
                                                                              1998       1997       1996
                                                                              ---------  ---------  ---------
                                                                              (IN MILLIONS)
                                                                              -------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                                         $12,737.6  $ 5,589.0  $ 7,268.5
----------------------------------------------------------------------------
Net investment income                                                           2,107.2    1,847.1    1,756.3
----------------------------------------------------------------------------
Amortization of interest maintenance reserve                                       26.4       41.5       27.2
----------------------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded                           179.9       99.7       90.9
----------------------------------------------------------------------------
Expense charges on deposit funds                                                  134.6      119.3      100.7
----------------------------------------------------------------------------
Separate account investment management and administration service fees            396.3      325.5      244.6
----------------------------------------------------------------------------
Other income                                                                       31.3       21.3       16.8
----------------------------------------------------------------------------  ---------  ---------  ---------
Total revenues                                                                 15,613.3    8,043.4    9,505.0
----------------------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                               13,964.1    4,522.1    5,989.9
----------------------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses                         2,919.4    3,053.9    3,123.1
----------------------------------------------------------------------------  ---------  ---------  ---------
Total benefits and expenses                                                    16,883.5    7,576.0    9,113.0
----------------------------------------------------------------------------  ---------  ---------  ---------
Gain (loss) from operations before dividends to policyholders, income taxes
and net realized gain on investments                                           (1,270.2)     467.4      392.0
----------------------------------------------------------------------------
Dividends to policyholders                                                         67.9       27.5       27.3
----------------------------------------------------------------------------  ---------  ---------  ---------
Gain (loss) from operations before federal income taxes and net realized
gain on investments                                                            (1,338.1)     439.9      364.7
----------------------------------------------------------------------------
Federal income taxes (credit)                                                    (141.0)      78.3       83.6
----------------------------------------------------------------------------  ---------  ---------  ---------
Gain (loss) from operations before net realized gain on investments            (1,197.1)     361.6      281.1
----------------------------------------------------------------------------
Net realized gain on investments, net of income tax expense and excluding
net transfers to the interest maintenance reserve                                  46.8       31.3       53.3
----------------------------------------------------------------------------  ---------  ---------  ---------
Net income (loss)                                                             $(1,150.3) $   392.9  $   334.4
----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                               YEAR ENDED DECEMBER 31
                                                                               1998       1997       1996
                                                                               ---------  ---------  ---------
                                                                               (IN MILLIONS)
                                                                               -------------------------------
Capital and surplus at beginning of year                                       $ 2,968.4  $ 1,962.6  $ 1,732.9
-----------------------------------------------------------------------------
Correction of prior year's asset valuation reserve                                    --      (37.6)        --
-----------------------------------------------------------------------------
Correction of prior year's admitted assets                                            --      (57.0)        --
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                                 2,968.4    1,868.0    1,732.9
CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income (loss)                                                               (1,150.3)     392.9      334.4
-----------------------------------------------------------------------------
Difference in cost and admitted investment amounts                                (304.8)     (36.2)      38.6
-----------------------------------------------------------------------------
Nonadmitted assets                                                                 (17.1)      (0.4)      (3.0)
-----------------------------------------------------------------------------
Regulatory liability for reinsurance                                               (35.2)      (3.9)       0.6
-----------------------------------------------------------------------------
Life policy reserve valuation basis                                                 (0.4)      (0.9)      (0.4)
-----------------------------------------------------------------------------
Asset valuation reserve                                                            (34.5)     (36.9)    (105.5)
-----------------------------------------------------------------------------
Proceeds from surplus notes from shareholder                                     1,250.0         --         --
-----------------------------------------------------------------------------
Paid-in surplus, including contribution of common stock of affiliated
company in 1997                                                                    108.4      938.4      100.0
-----------------------------------------------------------------------------
Separate account receivable due to change in valuation                                --       (2.6)        --
-----------------------------------------------------------------------------
Dividends to shareholder                                                          (220.0)    (150.0)    (135.0)
-----------------------------------------------------------------------------  ---------  ---------  ---------
Capital and surplus at end of year                                             $ 2,564.5  $ 2,968.4  $ 1,962.6
-----------------------------------------------------------------------------  ---------  ---------  ---------
                                                                               ---------  ---------  ---------

See accompanying notes.                                                      S-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                                         YEAR ENDED DECEMBER 31
                                                                         1998        1997        1996
                                                                         ----------  ----------  ----------
                                                                         (IN MILLIONS)
                                                                         ----------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received              $ 13,495.2  $  6,364.3  $  8,059.4
-----------------------------------------------------------------------
Allowances and reserve adjustments paid on reinsurance ceded                 (632.4)     (649.2)     (767.5)
-----------------------------------------------------------------------
Investment income received                                                  2,003.9     1,798.8     1,700.6
-----------------------------------------------------------------------
Separate account investment management and administration service fees        396.3       325.5       244.6
-----------------------------------------------------------------------
Benefits paid                                                              (7,395.8)   (5,345.2)   (4,050.4)
-----------------------------------------------------------------------
Insurance expenses paid                                                    (2,909.7)   (3,193.0)   (3,216.8)
-----------------------------------------------------------------------
Federal income taxes recovered (paid)                                          84.2       (87.0)      (72.3)
-----------------------------------------------------------------------
Dividends to policyholders                                                    (12.9)      (28.4)      (27.7)
-----------------------------------------------------------------------
Other income received and expenses paid, net                                  207.0        (8.7)      117.0
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) operating activities                         5,235.8      (822.9)    1,986.9
-----------------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                                 10,926.5    12,142.6    12,542.0
-----------------------------------------------------------------------
Purchase of investments                                                   (16,950.0)  (10,345.0)  (14,175.4)
-----------------------------------------------------------------------
Other sources (uses) including reinsured policy loans                        (778.3)      529.1      (377.2)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) investing activities                        (6,801.8)    2,326.7    (2,010.6)
-----------------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                               108.4          --       100.0
-----------------------------------------------------------------------
Proceeds from surplus notes from shareholder                                1,250.0          --          --
-----------------------------------------------------------------------
Proceeds from borrowings from shareholder                                     140.0       120.0       100.0
-----------------------------------------------------------------------
Repayment of borrowings from shareholder                                     (120.0)     (100.0)      (63.0)
-----------------------------------------------------------------------
Dividends paid to shareholder                                                (220.0)     (150.0)     (135.0)
-----------------------------------------------------------------------  ----------  ----------  ----------
Net cash provided by (used in) financing activities                         1,158.4      (130.0)        2.0
-----------------------------------------------------------------------  ----------  ----------  ----------
Net increase (decrease) in cash and short-term investments                   (407.6)    1,373.8       (21.7)
-----------------------------------------------------------------------
Cash and short-term investments at beginning of year                        2,133.0       759.2       780.9
-----------------------------------------------------------------------  ----------  ----------  ----------
Cash and short-term investments at end of year                           $  1,725.4  $  2,133.0  $    759.2
-----------------------------------------------------------------------  ----------  ----------  ----------
                                                                         ----------  ----------  ----------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

    ORGANIZATION AND OPERATIONS
    The Lincoln National Life Insurance Company ("Company") is a wholly owned subsidiary of Lincoln National Corporation ("LNC") and is domiciled in Indiana. As of December 31, 1998, the Company owns 100% of the outstanding common stock of four insurance company subsidiaries: First Penn-Pacific Life Insurance Company ("First Penn"), Lincoln National Health & Casualty Insurance Company ("LNH&C"), Lincoln National Reassurance Company ("LNRAC") and Lincoln Life & Annuity Company of New York ("LLANY").

    The Company's principal businesses consist of underwriting annuities, deposit-type contracts and life and health insurance through multiple distribution channels and the reinsurance of individual and group life and health business. The Company is licensed and sells its products in 49 states, Canada and several U.S. territories.

    USE OF ESTIMATES
    The nature of the insurance and investment management businesses requires management to make estimates and assumptions that affect the amounts reported in the statutory-basis financial statements and accompanying notes. Actual results could differ from those estimates.

    BASIS OF PRESENTATION
    The accompanying financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Insurance Department"), which practices differ from generally accepted accounting principles ("GAAP"). The more significant variances from GAAP are as follows:

    INVESTMENTS
    Bonds are reported at cost or amortized cost or fair value based on their National Association of Insurance Commissioners ("NAIC") rating. For GAAP, the Company's bonds are classified as available-for-sale and, accordingly, are reported at fair value with changes in the fair values reported directly in shareholder's equity after adjustments for related amortization of deferred acquisition costs, additional policyholder commitments and deferred income taxes.

    Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is classified as a real estate investment rather than reported as an operating asset, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than to a separate surplus account.

    Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as the Interest Maintenance Reserve ("IMR") in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. The asset valuation reserve ("AVR") is determined by an NAIC prescribed formula and is reported as a liability rather than unassigned surplus. Under GAAP, realized capital gains and losses are reported in the income statement on a pre-tax basis in the period in which the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case, the provision for such declines are charged to income.

    SUBSIDIARIES
    The accounts and operations of the Company's subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP. Under statutory accounting principles, the Company's subsidiaries are carried at their statutory-basis net equity and presented in the balance sheet as affiliated common stocks.

    POLICY ACQUISITION COSTS
    The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance, annuity and other investment-type products, deferred policy acquisition costs, to the extent recoverable from future gross profits, are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.

    NONADMITTED ASSETS
    Certain assets designated as "nonadmitted," principally furniture and equipment and certain receivables, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus.

    PREMIUMS
    Revenues for universal life policies consist of the entire premium received. Under GAAP, premiums received in excess of policy charges are not recognized as premium revenue.

    Premiums and deposits with respect to annuity and other investment-type contracts are reported as premium revenues; whereas, under GAAP, such premiums and deposits are treated as liabilities and policy charges represent revenues.

    BENEFIT RESERVES
    Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

    Death benefits paid, policy and contract withdrawals, and the change in policy reserves on universal life policies, annuity and other investment-type contracts are reported as benefits and settlement expenses in the accompanying statements of income; whereas, under GAAP, withdrawals are treated as a reduction of the policy or contract liabilities and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

    REINSURANCE
    Premiums, claims and policy benefits and contract liabilities are reported in the accompanying financial statements net of reinsurance amounts. For GAAP, all assets and liabilities related to reinsurance ceded contracts are reported on a gross basis.

    A liability for reinsurance balances has been provided for unsecured policy and contract liabilities and unearned premiums ceded to reinsurers not authorized by the Insurance Department to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible is established through a charge to income.

    Commissions on business ceded are reported as income when received rather than deferred and amortized with deferred policy acquisition costs. Business assumed under 100% indemnity and assumption reinsurance agreements is accounted for as a purchase for GAAP reporting purposes and the ceding commission represents the purchase price. Under purchase accounting, assets acquired and liabilities assumed are reported at fair value at the date of the transaction and the excess of the purchase price over the sum of the amounts assigned to assets acquired less liabilities assumed is recorded as goodwill. On a statutory-basis, the ceding commission is expensed when paid and reinsurance premiums and benefits are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

    Certain reinsurance contracts meeting risk transfer requirements under statutory-basis accounting practices have been accounted for using traditional reinsurance accounting whereas such contracts would be accounted for using deposit accounting under GAAP.

    INCOME TAXES
    Deferred income taxes are not provided for differences between financial statement amounts and tax bases of assets and liabilities.

    POLICYHOLDER DIVIDENDS
    Policyholder dividends are recognized when declared rather than over the term of the related policies.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    SURPLUS NOTES DUE TO LNC
    Surplus notes due to LNC are reported as surplus rather than as liabilities. On a statutory-basis, interest on surplus notes is not accrued until approval is received from the Indiana Insurance Commissioner whereas under GAAP, interest would be accrued periodically based on the outstanding principal and the interest rate.

    STATEMENTS OF CASH FLOWS
    Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

    A reconciliation of the Company's net income (loss) and capital and surplus determined on a statutory-basis with amounts determined in accordance with GAAP is as follows:

                                             CAPITAL AND SURPLUS   NET INCOME (LOSS)
                                             -----------------------------------------------------

                                             DECEMBER 31           YEAR ENDED DECEMBER 31
                                             1998       1997       1998       1997       1996
                                             -----------------------------------------------------
                                             (IN MILLIONS)
                                             -----------------------------------------------------
Amounts reported on a statutory-basis        $ 2,564.5  $ 2,968.4  $(1,150.3) $   392.9  $   334.4
-------------------------------------------
GAAP adjustments:
  Deferred policy acquisition costs,
    present value of future profits and
    goodwill                                   3,085.2      958.3       48.5      (98.9)      66.7
   ----------------------------------------
  Policy and contract reserves                (2,299.9)  (1,672.9)   1,743.4      (48.6)     (57.1)
   ----------------------------------------
  Interest maintenance reserve                   159.7      135.4       24.4       58.7      (39.7)
   ----------------------------------------
  Deferred income taxes                          181.6      (13.0)    (218.6)      70.3        1.8
   ----------------------------------------
  Policyholders' share of earnings and
    surplus on participating business           (132.8)     (79.8)       3.2        5.3        (.3)
   ----------------------------------------
  Asset valuation reserve                        484.5      450.0         --         --         --
   ----------------------------------------
  Net realized gain (loss) on investments       (174.1)     (91.5)    (116.7)     (20.4)      78.7
   ----------------------------------------
  Unrealized gain on investments               1,335.1    1,245.5         --         --         --
   ----------------------------------------
  Nonadmitted assets, including nonadmitted
    investments                                  119.1       61.0         --         --         --
   ----------------------------------------
  Investments in subsidiary companies            490.4      188.8       41.3      (80.5)      29.9
   ----------------------------------------
  Surplus notes and related interest          (1,251.5)        --       (1.5)        --         --
   ----------------------------------------
  Other, net                                    (120.1)    (162.5)     103.6      (35.0)     (82.6)
   ----------------------------------------  ---------  ---------  ---------  ---------  ---------
Net increase (decrease)                        1,877.2    1,019.3    1,627.6     (149.1)      (2.6)
-------------------------------------------  ---------  ---------  ---------  ---------  ---------
Amounts on a GAAP basis                      $ 4,441.7  $ 3,987.7  $   477.3  $   243.8  $   331.8
-------------------------------------------  ---------  ---------  ---------  ---------  ---------
                                             ---------  ---------  ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    Other significant accounting practices are as follows:

    INVESTMENTS
    Bonds not backed by loans are principally stated at amortized cost and the discount or premium is amortized using the interest method.

    Mortgage-backed bonds are valued at amortized cost and income is recognized using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the securities is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the securities.

    Short-term investments include investments with maturities of less than one year at the date of acquisition. The carrying amounts for these investments approximate their fair values.

    Preferred stocks are reported at cost or amortized cost.

    Unaffiliated common stocks are reported at fair value as determined by the Securities Valuation Office of the NAIC and the related unrealized gains (losses) are reported in unassigned surplus without adjustment for federal income taxes.

    Policy loans are reported at unpaid balances.

    The Company uses various derivative instruments as part of its overall liability-asset management program for certain investments and life insurance and annuity products. The Company values all derivative instruments on a basis consistent with that of the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items through the IMR. Any unamortized gains or losses are recognized when the underlying hedged items are sold. The premiums paid for interest rate caps and swaptions are deferred and amoritized to net investment income on a straight-line basis over the term of the respective derivative.

    Hedge accounting is applied as indicated above after the Company determines that the items to be hedged expose the Company to interest rate fluctuations, the widening of bond yield spreads over comparable maturity U.S. government obligations, increased liabilities associated with certain reinsurance agreements and foreign exchange risk. Moreover, the derivatives used are designated as a hedge and reduce the indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period. Should such criteria not be met or if the hedged items have been sold, terminated or matured, the change in value of the derivatives is included in net income.

    Mortgage loans on real estate are reported at unpaid balances, less allowances for impairments. Real estate is reported at depreciated cost.

    Realized investment gains and losses on investments sold are determined using the specific identification method. Changes in admitted asset carrying amounts of bonds, mortgage loans and common and preferred stocks are credited or charged directly in unassigned surplus.

    LOANED SECURITIES
    Securities loaned are treated as collateralized financing transactions and a liability is recorded equal to the repurchase price. It is the Company's policy to take possession of securities with a market value at least equal to the securities loaned. Securities loaned are recorded at amortized cost as long as the value of the related collateral is sufficient. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. The Company values collateral daily and obtains additional collateral when deemed appropriate.

    GOODWILL
    Goodwill, which represents the excess, subject to certain limitations, of the ceding commission over statutory-basis net assets of business purchased

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    under an assumption reinsurance agreement, is amortized on a straight-line basis over ten years.

    PREMIUMS
    Life insurance and annuity premiums are recognized as revenue when due. Accident and health premiums are earned pro rata over the contract term of the policies.

    BENEFITS
    Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Insurance Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death, except for policies issued prior to March 1977. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenerios indicate the need for such reserves. If net premiums exceed the gross premiums on any insurance in-force, additional reserves are established. Benefit reserves for policies underwritten on a substandard basis are determined using the multiple table reserve method.

    The tabular interest, tabular less actual reserve released and the tabular cost have been determined by formula or from the basic data for such items. Tabular interest funds not involving life contingencies were determined using the actual interest credited to the funds plus the change in accrued interest.

    Liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balances less applicable surrender charges.

    CLAIMS AND CLAIM ADJUSTMENT EXPENSES
    Unpaid claims and claim adjustment expenses on accident and health policies represent the estimated ultimate net cost of all reported and unreported claims incurred during the year. The Company does not discount claims and claim adjustment expense reserves. The reserves for unpaid claims and claim adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claim adjustment expenses are adequate. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

    REINSURANCE CEDED AND ASSUMED
    Reinsurance premiums, benefits and claims and claim adjustment expenses are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Certain business is transacted on a funds withheld basis and investment income on investments managed by the Company are reported in net investment income.

    PENSION BENEFITS
    Costs associated with the Company's defined benefit pension plans are systematically accrued during the expected period of active service of the covered employees.

    INCOME TAXES
    The Company and eligible subsidiaries have elected to file consolidated federal and state income tax returns with LNC and certain LNC subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, the Company provides for income taxes on a separate return filing basis. The tax sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

    STOCK OPTIONS
    The Company recognizes compensation expense for its stock option incentive plans using the intrinsic value method of accounting. Under the terms of

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1.  SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES (CONTINUED)
    the intrinsic value method, compensation cost is the excess, if any, of the quoted market price of LNC's common stock at the grant date, or other measurement date, over the amount an employee must pay to acquire the stock.

    ASSETS HELD IN SEPARATE ACCOUNTS AND LIABILITIES RELATED TO SEPARATE
    ACCOUNTS
    Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered for variable life and variable annuity contracts and for which the contractholder, rather than the Company, bears the investment risk. Separate account assets are reported at fair value. The operations of the separate accounts are not included in the accompanying financial statements. Policy administration and investment management fees charged on separate account policyholder deposits are included in income from separate account investment management and administration service fees. Mortality charges on variable universal life contracts are included in income from expense charges on deposit funds. Fees charged relative to variable annuity and variable universal life administration agreements for separate account products sold by other insurance companies and not recorded on the Company's financial statements are included in income from separate account investment management and administration service fees.

    RECLASSIFICATION
    Certain amounts in the 1997 financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on unassigned surplus or net income previously reported.

2.  PERMITTED STATUTORY ACCOUNTING PRACTICES
    The Company's statutory-basis financial statements are prepared in accordance with accounting practices prescribed or permitted by the Insurance Department. "Prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the NAIC's ACCOUNTING PRACTICES AND PROCEDURES MANUAL and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state and may change in the future.

    In 1998, the NAIC adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory-basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the state of Indiana must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is anticipated that Indiana will adopt Codification, however, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

    The Company has received written approval from the Insurance Department to record surrender charges applicable to separate account liabilities for variable life and annuity products as a liability in the separate account financial statements payable to the Company's general account. In the accompanying financial statements, a corresponding receivable is recorded with the related income impact recorded in the accompanying Statement of Operations as a change in reserves or change in premium and other deposit funds.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS
    The major categories of net investment income are as follows:

                                                                     YEAR ENDED DECEMBER 31
                                                                     1998       1997       1996
                                                                     -------------------------------
                                                                     (IN MILLIONS)
                                                                     -------------------------------
Income:
  Bonds                                                              $ 1,714.3  $ 1,524.4  $ 1,442.2
   ----------------------------------------------------------------
  Preferred stocks                                                        19.7       23.5        9.6
   ----------------------------------------------------------------
  Unaffiliated common stocks                                              10.6        8.3        6.5
   ----------------------------------------------------------------
  Affiliated common stocks                                                 5.2       15.0        9.5
   ----------------------------------------------------------------
  Mortgage loans on real estate                                          323.6      257.2      269.3
   ----------------------------------------------------------------
  Real estate                                                             81.4       92.2      114.4
   ----------------------------------------------------------------
  Policy loans                                                            86.5       37.5       35.0
   ----------------------------------------------------------------
  Other investments                                                       26.5       28.2       22.4
   ----------------------------------------------------------------
  Cash and short-term investments                                        104.7       70.3       48.9
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment income                                                2,372.5    2,056.6    1,957.8
-------------------------------------------------------------------
Expenses:
  Depreciation                                                            19.3       21.0       25.0
   ----------------------------------------------------------------
  Other                                                                  246.0      188.5      176.5
   ----------------------------------------------------------------  ---------  ---------  ---------
Total investment expenses                                                265.3      209.5      201.5
-------------------------------------------------------------------  ---------  ---------  ---------
Net investment income                                                $ 2,107.2  $ 1,847.1  $ 1,756.3
-------------------------------------------------------------------  ---------  ---------  ---------
                                                                     ---------  ---------  ---------

    Nonadmitted accrued investment income at December 31, 1997 amounted to $2,600,000, consisting principally of interest on bonds in default and mortgage loans. No accrued investment income was nonadmitted at December 31, 1998.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in bonds are summarized as follows:

                                                     COST OR    GROSS        GROSS
                                                     AMORTIZED  UNREALIZED   UNREALIZED   FAIR
                                                     COST       GAINS        LOSSES       VALUE
                                                     ----------------------------------------------
                                                     (IN MILLIONS)
                                                     ----------------------------------------------
At December 31, 1998:
  Corporate                                          $17,658.4   $ 1,159.8    $   148.2   $18,670.0
   ------------------------------------------------
  U.S. government                                        900.7        88.8          3.4       986.1
   ------------------------------------------------
  Foreign government                                     947.8        59.9         61.2       946.5
   ------------------------------------------------
  Mortgage-backed                                      4,312.1       171.6         33.4     4,450.3
   ------------------------------------------------
  State and municipal                                     11.9          .7           --        12.6
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $23,830.9   $ 1,480.8    $   246.2   $25,065.5
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

At December 31, 1997:
  Corporate                                          $13,003.8   $   942.2    $    60.1   $13,885.9
   ------------------------------------------------
  U.S. government                                        436.3        67.9           --       504.2
   ------------------------------------------------
  Foreign government                                   1,202.1       104.9          5.4     1,301.6
   ------------------------------------------------
  Mortgage-backed                                      3,874.3       215.2         27.1     4,062.4
   ------------------------------------------------
  State and municipal                                     44.2          .3           --        44.5
   ------------------------------------------------  ---------  -----------  -----------  ---------
                                                     $18,560.7   $ 1,330.5    $    92.6   $19,798.6
                                                     ---------  -----------  -----------  ---------
                                                     ---------  -----------  -----------  ---------

    The carrying amount of bonds in the balance sheets at December 31, 1998 and 1997 reflects adjustments of $11,800,000 and $5,500,000, respectively, to decrease amortized cost as a result of the Securities Valuation Office of the NAIC ("SVO") designating certain investments as low or lower quality.

    A summary of the cost or amortized cost and fair value of investments in bonds at December 31, 1998, by contractual maturity, is as follows:

                                                                               COST OR
                                                                               AMORTIZED  FAIR
                                                                               COST       VALUE
                                                                               --------------------
                                                                               (IN MILLIONS)
                                                                               --------------------
Maturity:
  In 1999                                                                      $   705.6  $   712.6
   --------------------------------------------------------------------------
  In 2000-2003                                                                   4,041.9    4,142.8
   --------------------------------------------------------------------------
  In 2004-2008                                                                   6,652.0    6,860.1
   --------------------------------------------------------------------------
  After 2008                                                                     8,119.3    8,899.7
   --------------------------------------------------------------------------
  Mortgage-backed securities                                                     4,312.1    4,450.3
   --------------------------------------------------------------------------  ---------  ---------
Total                                                                          $23,830.9  $25,065.5
-----------------------------------------------------------------------------  ---------  ---------
                                                                               ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The expected maturities may differ from the contractual maturities in the foregoing table because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    Proceeds from sales of investments in bonds during 1998, 1997 and 1996 were $9,395,000,000, $9,715,000,000 and
    $10,996,900,000, respectively. Gross gains during 1998, 1997 and 1996 of $186,300,000, $218,100,000 and $169,700,000,
    respectively, and gross losses of $138,000,000, $78,000,000 and $177,000,000, respectively, were realized on those sales.

    At December 31, 1998 and 1997, investments in bonds, with an admitted asset value of $97,800,000 and $76,200,000, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

    Unrealized gains and losses on investments in unaffiliated common stocks and preferred stocks are reported directly in unassigned surplus and do not affect operations. The cost or amortized cost, gross unrealized gains and losses and the fair value of investments in unaffiliated common stocks and preferred stocks are as follows:

                                          COST OR     GROSS        GROSS
                                          AMORTIZED   UNREALIZED   UNREALIZED   FAIR
                                          COST        GAINS        LOSSES       VALUE
                                          --------------------------------------------
                                          (IN MILLIONS)
                                          --------------------------------------------
At December 31, 1998:
  Preferred stocks                         $236.0       $ 8.9        $ 2.4      $242.5
----------------------------------------
  Unaffiliated common stocks                223.3        62.0         26.0       259.3
----------------------------------------
At December 31, 1997:
  Preferred stocks                         $257.3       $12.1        $  .7      $268.7
----------------------------------------
  Unaffiliated common stocks                357.0        98.5         19.5       436.0
----------------------------------------

    The carrying amount of preferred stocks in the balance sheets at December 31, 1998 and 1997 reflects adjustments of $5,800,000 and $4,000,000, respectively, to decrease amortized cost as a result of the SVO designating certain investments as low or lower quality.

    During 1998, the minimum and maximum lending rates for mortgage loans were 6.41% and 8.08%, respectively. At the issuance of a loan, the percentage of loan to value on any one loan does not exceed 75%. At December 31, 1998, the Company did not hold any mortgages with interest overdue beyond one year. All properties covered by mortgage loans have fire insurance at least equal to the excess of the loan over the maximum loan that would be allowed on the land without the building.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3.  INVESTMENTS (CONTINUED)
    The components of the Company's real estate are summarized as follows:

                                                                                     DECEMBER 31
                                                                                     1998       1997
                                                                                     --------------------
                                                                                     (IN MILLIONS)
                                                                                     --------------------
Occupied by the Company:
  Land                                                                               $     2.5  $     2.5
   --------------------------------------------------------------------------------
  Buildings                                                                                9.0        8.4
   --------------------------------------------------------------------------------
  Less accumulated depreciation                                                           (1.7)      (1.2)
   --------------------------------------------------------------------------------  ---------  ---------
Net real estate occupied by the Company                                                    9.8        9.7
-----------------------------------------------------------------------------------
Other:
  Land                                                                                    93.2      124.1
   --------------------------------------------------------------------------------
  Buildings                                                                              413.0      491.6
   --------------------------------------------------------------------------------
  Other                                                                                    7.9        8.1
   --------------------------------------------------------------------------------
  Less accumulated depreciation                                                          (50.1)     (49.1)
   --------------------------------------------------------------------------------  ---------  ---------
Net other real estate                                                                    464.0      574.7
-----------------------------------------------------------------------------------  ---------  ---------
Net real estate                                                                      $   473.8  $   584.4
-----------------------------------------------------------------------------------  ---------  ---------
                                                                                     ---------  ---------

    Realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

                                                                          1998       1997       1996
                                                                          -------------------------------
                                                                          (IN MILLIONS)
                                                                          -------------------------------
Realized capital gains                                                    $   179.7  $   209.3  $    69.3
------------------------------------------------------------------------
Less amount transferred to IMR (net of related taxes (credit) of $27.3,
$54.0 and $(6.7) in 1998, 1997 and 1996, respectively)                         50.8      100.2      (12.4)
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                              128.9      109.1       81.7
Less federal income taxes on realized gains                                    82.1       77.8       28.4
------------------------------------------------------------------------  ---------  ---------  ---------
Net realized capital gains                                                $    46.8  $    31.3  $    53.3
------------------------------------------------------------------------  ---------  ---------  ---------
                                                                          ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4.  SUBSIDIARIES
    Statutory-basis financial information related to the Company's four wholly owned insurance subsidiaries is summarized as follows (in millions):

                                                           DECEMBER 31, 1998
                                                           --------------------------------------------
                                                           FIRST
                                                           PENN       LNH&C        LNRAC      LLANY
                                                           --------------------------------------------
Cash and invested assets                                   $ 1,221.1   $   333.9   $   403.6  $ 1,938.0
---------------------------------------------------------
Other assets                                                    40.3        31.3       490.0      270.2
---------------------------------------------------------  ---------  -----------  ---------  ---------
Total admitted assets                                      $ 1,261.4   $   365.2   $   893.6  $ 2,208.2
---------------------------------------------------------  ---------  -----------  ---------  ---------
                                                           ---------  -----------  ---------  ---------

Insurance reserves                                         $ 1,149.8   $   266.3   $   281.8  $ 1,814.5
---------------------------------------------------------
Other liabilities                                               42.0        24.0       553.7       45.1
---------------------------------------------------------
Liabilities related to separate accounts                          --          --          --      236.9
---------------------------------------------------------
Capital and surplus                                             69.6        74.9        58.1      111.7
---------------------------------------------------------  ---------  -----------  ---------  ---------
Total liabilities and capital and surplus                  $ 1,261.4   $   365.2   $   893.6  $ 2,208.2
---------------------------------------------------------  ---------  -----------  ---------  ---------
                                                           ---------  -----------  ---------  ---------

                                                             DECEMBER 31, 1998
                                                             --------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC      LLANY
                                                             --------------------------------------------
Revenues                                                     $   310.4   $   165.0   $   150.3  $ 1,402.6
-----------------------------------------------------------
Expenses                                                         310.6       164.4       139.5    1,656.1
-----------------------------------------------------------
Net realized gains (losses)                                       (0.3)        0.9        (0.1)      (0.7)
-----------------------------------------------------------  ---------  -----------  ---------  ---------
Net income (loss)                                            $    (0.5)  $     1.5   $    10.7  $  (254.2)
-----------------------------------------------------------  ---------  -----------  ---------  ---------
                                                             ---------  -----------  ---------  ---------

                                                             DECEMBER 31, 1997
                                                             ------------------------------------------------
                                                             FIRST
                                                             PENN       LNH&C        LNRAC        LLANY
                                                             ------------------------------------------------
Cash and invested assets                                     $ 1,154.4   $   284.8    $   399.0    $   796.3
-----------------------------------------------------------
Other assets                                                      36.9        77.3        481.6        130.8
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total admitted assets                                        $ 1,191.3   $   362.1    $   880.6    $   972.1
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

Insurance reserves                                           $ 1,072.2   $   266.7    $   279.3    $   588.7
-----------------------------------------------------------
Other liabilities                                                 48.4        21.7        546.4          5.8
-----------------------------------------------------------
Liabilities related to separate accounts                            --          --           --        164.7
-----------------------------------------------------------
Capital and surplus                                               70.7        73.7         54.9        212.9
-----------------------------------------------------------  ---------  -----------  -----------  -----------
Total liabilities and capital and surplus                    $ 1,191.3   $   362.1    $   880.6    $   972.1
-----------------------------------------------------------  ---------  -----------  -----------  -----------
                                                             ---------  -----------  -----------  -----------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4.  SUBSIDIARIES (CONTINUED)

                                                               DECEMBER 31, 1997
                                                               ----------------------------------------------
                                                               FIRST
                                                               PENN       LNH&C      LNRAC        LLANY
                                                               ----------------------------------------------
Revenues                                                       $   267.6  $   135.4   $   125.3    $   230.0
-------------------------------------------------------------
Expenses                                                           262.6      244.2       114.6        224.4
-------------------------------------------------------------
Net realized gains (losses)                                           .1         .6         (.1)         (.1)
-------------------------------------------------------------  ---------  ---------  -----------  -----------
Net income (loss)                                              $     5.1  $  (108.2)  $    10.6    $     5.5
-------------------------------------------------------------  ---------  ---------  -----------  -----------
                                                               ---------  ---------  -----------  -----------

    The Company also owns three non-insurance subsidiaries, all of which were formed or acquired in 1998. AnnuityNet, Inc. was formed for the distribution of variable annuities over the internet and is valued on the equity method with an admitted asset value of $1,500,000 at December 31, 1998. Lincoln National Insurance Associates was purchased for $600,000 and is valued on the equity method with an admitted asset value of $600,000 at December 31, 1998. Sagemark Consulting, Inc. ("Sagemark") was purchased in 1998 and is a broker dealer acquired in connection with a reinsurance transaction completed in 1998. Sagemark is valued on the equity method with an admitted asset value of $5,700,000 at December 31, 1998.

    The carrying value of all affiliated common stocks, was $322,100,000 and $412,100,000 at December 31, 1998 and 1997,
    respectively. The insurance affiliates are carried at statutory-basis net equity while other affiliates are recorded at GAAP basis net equity, adjusted for certain items which would be non-admitted under statutory accounting principles. The cost basis of investments in subsidiaries as of December 31, 1998 and 1997 was $631,100,000 and
    $466,200,000, respectively.

    During 1998, 1997 and 1996 the Company's insurance subsidiaries paid dividends of $5,200,000, $15,000,000 and $10,500,000, respectively.

5.  FEDERAL INCOME TAXES
    The effective federal income tax rate in the accompanying statements of operations differs from the prevailing statutory tax rate principally due to tax-exempt investment income, dividends received tax deductions and differences between statutory accounting and tax return recognition relative to policy acquisition costs, policy and contract liabilities and reinsurance ceding commissions.

    In 1997 and 1996, federal income taxes incurred totaled
    $78,300,000 and $83,600,000, respectively. In 1998, a
    federal income tax net operating loss of $103,800,000 and tax credits of $19,300,000 were incurred and carried back to recover taxes paid in prior years.

    The Company paid $2,300,000, $164,500,000 and $100,400,000 to LNC in 1998, 1997 and 1996, respectively, for federal income taxes.

    Under prior income tax law, one-half of the excess of a life insurance company's income from operations over its taxable investment income was not taxed, but was set aside in a special tax account designated as "Policyholders' Surplus." The Company has approximately $187,000,000 of untaxed "Policyholders' Surplus" on which no payment of federal income taxes will be required unless it is distributed as a dividend, or under other specified conditions. Barring the passage of unfavorable legislation, the Company does not believe that any significant portion of the account will be taxed in the foreseeable future and no related tax liability has been recognized. If the entire balance of the account

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5.  FEDERAL INCOME TAXES (CONTINUED)
    became taxable under the current federal income tax rate, the tax would be approximately $65,500,000.

6.  SUPPLEMENTAL FINANCIAL DATA
    The balance sheet caption, "Other admitted assets", includes amounts recoverable from other insurers for claims paid by the Company, and the balance sheet caption, "Future policy benefits and claims," has been reduced for insurance ceded as follows:

                                                                                 DECEMBER 31
                                                                                 1998       1997
                                                                                 --------------------
                                                                                 (IN MILLIONS)
                                                                                 --------------------
Insurance ceded                                                                  $ 4,081.8  $ 1,431.0
-------------------------------------------------------------------------------
Amounts recoverable from other insurers                                               79.9       35.9
-------------------------------------------------------------------------------

    Reinsurance transactions, excluding assumption reinsurance, included in the income statement caption, "Premiums and deposits," are as follows:

                                                                        YEAR ENDED DECEMBER 31
                                                                        1998       1997       1996
                                                                        -------------------------------
                                                                        (IN MILLIONS)
                                                                        -------------------------------
Insurance assumed                                                       $ 9,018.9  $   727.2  $   241.3
----------------------------------------------------------------------
Insurance ceded                                                             877.1      302.9      193.3
----------------------------------------------------------------------  ---------  ---------  ---------
Net amount included in premiums                                         $ 8,141.8  $   424.3  $    48.0
----------------------------------------------------------------------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The income statement caption, "Benefits and settlement expenses," is net of reinsurance recoveries of $2,098,800,000, $1,240,500,000 and $787,900,000 for 1998,
    1997 and 1996, respectively.

    Details underlying the balance sheet caption "Other policyholder funds" are as follows:

                                                                               DECEMBER 31
                                                                               1998       1997
                                                                               --------------------
                                                                               (IN MILLIONS)
                                                                               --------------------
Premium deposit funds                                                          $16,285.2  $16,201.8
-----------------------------------------------------------------------------
Undistributed earnings on participating business                                   348.4      142.0
-----------------------------------------------------------------------------
Other                                                                               13.9       16.3
-----------------------------------------------------------------------------  ---------  ---------
                                                                               $16,647.5  $16,360.1
                                                                               ---------  ---------
                                                                               ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

6.  SUPPLEMENTAL FINANCIAL DATA (CONTINUED)
    Deferred and uncollected life insurance premiums and annuity considerations included in the balance sheet caption, "Premiums and fees in course of collection," are as follows:

                                                                         DECEMBER 31, 1998
                                                                         -----------------------------------
                                                                                                 NET OF
                                                                         GROSS      LOADING      LOADING
                                                                         -----------------------------------
                                                                         (IN MILLIONS)
                                                                         -----------------------------------
Ordinary new business                                                    $     9.5   $     3.4    $     6.1
-----------------------------------------------------------------------
Ordinary renewal                                                             (13.7)       11.3        (25.0)
-----------------------------------------------------------------------
Group life                                                                    14.2          .2         14.0
-----------------------------------------------------------------------  ---------       -----   -----------
                                                                         $    10.0   $    14.9    $    (4.9)
                                                                         ---------       -----   -----------
                                                                         ---------       -----   -----------

                                                                          DECEMBER 31, 1997
                                                                          -----------------------------------
                                                                                                  NET OF
                                                                          GROSS      LOADING      LOADING
                                                                          -----------------------------------
                                                                          (IN MILLIONS)
                                                                          -----------------------------------
Ordinary new business                                                     $     3.2   $     2.4    $      .8
------------------------------------------------------------------------
Ordinary renewal                                                               17.8         3.2         14.6
------------------------------------------------------------------------
Group life                                                                     10.6          .2         10.4
------------------------------------------------------------------------  ---------         ---        -----
                                                                          $    31.6   $     5.8    $    25.8
                                                                          ---------         ---        -----
                                                                          ---------         ---        -----

    The Company has entered into non-exclusive managing general agent agreements with International Benefit Services Corp., HRM Claim Management, Inc. and Pediatrics Insurance Consultants, Inc. to write group life and health business. Direct premiums written related to the agreements amounted to $11,900,000 and $13,400,000 in 1998 and 1997, respectively. During 1996, LNC Administrative Services Corporation, an affiliate, entered into a similar agreement with the Company with direct premiums written amounting to $7,000,000 and $7,200,000 in 1998 and 1997, respectively.
    Authority granted by the managing general agents agreements include underwriting, claims adjustment and claims payment services.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

7.  ANNUITY RESERVES
    At December 31, 1998, the Company's annuity reserves and deposit fund liabilities, including separate accounts, that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment and not subject to discretionary withdrawal provisions are summarized as follows:

                                                                                  AMOUNT     PERCENT
                                                                                  ----------------------
                                                                                  (IN MILLIONS)
                                                                                  ----------------------
Subject to discretionary withdrawal with adjustment:
  With market value adjustment                                                    $ 2,659.5           5%
   -----------------------------------------------------------------------------
  At book value, less surrender charge                                              2,959.2           5
   -----------------------------------------------------------------------------
  At market value                                                                  35,472.0          63
   -----------------------------------------------------------------------------  ---------         ---
                                                                                   41,090.7          73
Subject to discretionary withdrawal without adjustment at book value with
minimal or no charge or adjustment                                                 12,747.3          22
--------------------------------------------------------------------------------
Not subject to discretionary withdrawal                                             2,625.1           5
--------------------------------------------------------------------------------  ---------         ---
Total annuity reserves and deposit fund liabilities -- before reinsurance          56,463.1         100%
--------------------------------------------------------------------------------                    ---
                                                                                                    ---
Less reinsurance                                                                    1,683.8
--------------------------------------------------------------------------------  ---------
Net annuity reserves and deposit fund liabilities, including separate accounts    $54,779.3
--------------------------------------------------------------------------------  ---------
                                                                                  ---------

    A reconciliation of the total net annuity reserves and deposit fund liabilities to the amounts reported in the Company's 1998 Annual Statement and the Company's Separate
    Accounts Annual Statement is as follows:

                                                                    DECEMBER 31,
                                                                    1998
                                                                    -------------
                                                                    (IN MILLIONS)
                                                                    -------------
Per 1998 Annual Statement:
  Exhibit 8, Section B -- Total (net)                                 $ 2,554.6
----------------------------------------------------------------
  Exhibit 8, Section C -- Total (net)                                      26.0
----------------------------------------------------------------
  Exhibit 10, Column 1, Line 19                                        16,579.6
----------------------------------------------------------------    -------------
                                                                       19,160.2
----------------------------------------------------------------    -------------
Per Separate Accounts Annual Statement
  Exhibit 6, Column 2, Line 0299999                                       146.4
----------------------------------------------------------------
  Page 3, Line 3                                                       35,472.7
----------------------------------------------------------------    -------------
                                                                       35,619.1
----------------------------------------------------------------    -------------
Total net annuity reserves and deposit fund liabilities               $54,779.3
----------------------------------------------------------------    -------------
                                                                    -------------

8.  CAPITAL AND SURPLUS
    In 1998, the Company issued two surplus notes to LNC in return for cash of $1,250,000,000. The first note for $500,000,000 was issued to LNC in connection with the CIGNA indemnity reinsurance transaction on January 5, 1998. This note calls for the Company to pay the principal amount of the notes on or before March 31, 2028 and interest to be paid quarterly at an annual rate of 6.56%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before January 5, 2003. Any payment of interest or

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

8.  CAPITAL AND SURPLUS (CONTINUED)
    repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,315,700,000 at December 31, 1998), and subject to approval by the Indiana Insurance Commissioner. No interest payments were approved by the Indiana Insurance Commissioner as of December 31, 1998 and, thus, no amounts were accrued at that date.

    The second note for $750,000,000 was issued on December 18, 1998 to LNC in connection with the Aetna indemnity reinsurance transaction. This note calls for the Company to pay the principal amount of the notes on or before December 31, 2028 and interest to be paid quarterly at an annual rate of 6.03%. Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note, but not before December 18, 2003. Any payment of interest or repayment of principal may be paid only out of the Company's earnings, only if the Company's surplus exceeds specified levels ($2,379,600,000 at December 31, 1998), and subject to approval by the Indiana Insurance Commissioner. No interest payments were approved by the Indiana Insurance Commissioner as of December 31, 1998 and, thus, no amounts were accrued at that date.

    A summary of the terms of these surplus notes follows:

                                                                    CURRENT YEAR
                                     PRINCIPAL        PRINCIPAL       INTEREST
  DATE ISSUED                      AMOUNT OF NOTE    OUTSTANDING        PAID
  -------------------------------  --------------   -------------   ------------
  January 5, 1998                   $500,000,000    $ 500,000,000   $ 32,300,000
  -------------------------------
  December 18, 1998                  750,000,000      750,000,000             --
  -------------------------------

    Life insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life insurance company is to be determined based on the various risk factors related to it. At December 31, 1998, the Company exceeds the RBC requirements.

    The payment of dividends by the Company is limited and cannot be made except from earned profits. The maximum amount of dividends that may be paid by life insurance companies without prior approval of the Indiana Insurance Commissioner is subject to restrictions relating to statutory surplus and net gain from operations. In January 1998, the Company assumed a block of individual life insurance and annuity business from CIGNA and in October 1998, the Company assumed a block of individual life insurance business from Aetna (SEE NOTE 10). The statutory accounting regulations do not allow goodwill to be recognized on indemnity reinsurance transactions and therefore, the related ceding commission was expensed in the accompanying Statement of Operations and resulted in the reduction of unassigned surplus. As a result of these transactions, the Company's statutory-basis unassigned surplus is negative as of December 31, 1998 and it will be necessary for the Company to obtain prior approval of the Indiana Insurance Commissioner before paying any dividends to LNC until such time as statutory-basis unassigned surplus is positive. It is expected that statutory-basis unassigned surplus will return to a positive position within two to three years from the closing of the Aetna transaction assuming a level of statutory-basis earnings coinciding with recent earnings patterns. If statutory-basis earnings are less then recent patterns due to adverse operating conditions or further indemnity reinsurance transactions of this nature or other factors, or if dividends are approved and paid at amounts higher than recent history, the statutory-basis unassigned surplus may not return to a positive position as soon as expected. Although no assurance can be given, management believes that the approvals for the payment of such dividends in amounts consistent with those paid in the past can be obtained.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

9.  EMPLOYEE BENEFIT PLANS
    LNC maintains defined benefit pension plans for its employees (including Company employees) and a defined contribution plan for the Company's agents. LNC also maintains 401(k) plans, deferred compensation plans and postretirement medical and life insurance plans for its employees and agents (including the Company's employees and agents). The aggregate expenses and accumulated obligations for the Company's portion of these plans are not material to the Company's statutory-basis financial statements of income or financial position for any of the periods shown.

    LNC has various incentive plans for key employees, agents and directors of LNC and its subsidiaries that provide for the issuance of stock options, stock appreciation rights, restricted stock awards and stock incentive awards. These plans are comprised primarily of stock option incentive plans. Stock options granted under the stock option incentive plans are at the market value at the date of grants and, subject to termination of employment, expire ten years from the date of grant. Such options are transferable only upon death and are exercisable one year from the date of grant for options issued prior to 1992. Option issued subsequent to 1991 are exercisable in 25% increments on the option issuance anniversary in the four years following issuance.

    As of December 31, 1998, 885,252 and 504,369 shares of LNC common stock were subject to options granted to Company employees and agents, respectively, under the stock option incentive plans of which 430,053 and 87,160, respectively, were exercisable on that date. The exercise prices of the outstanding options range from $23.50 to $96.41. During 1998, 1997 and 1996, 136,469, 170,789 and 72,405 options were exercised, respectively, and 18,288, 1,846 and 10,950 options were forfeited, respectively.

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES
    DISABILITY INCOME CLAIMS
    The liability for disability income claims net of the related asset for amounts recoverable from reinsurers at December 31, 1998 and 1997 is a net liability of $670,100,000 and $516,900,000, respectively. This liability is based on the assumption that the recent experience will continue in the future. If incidence levels and/or claim termination rates fluctuate significantly from the assumptions underlying reserves, adjustments to reserves could be required in the future. Accordingly, this liability may prove to be deficient or excessive. The Company reviews reserve levels on an ongoing basis. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

    During 1997, the Company conducted an in-depth review of loss experience on its disability income business. As a result of this study, the reserve level was deemed to be inadequate to meet future obligations if current incident levels were to continue in the future. In order to address this situation, the Company strengthened its disability income reserves by $80,000,000 in 1997.

    MARKETING AND COMPLIANCE ISSUES
    Regulators continue to focus on market conduct and compliance issues. Under certain circumstances companies operating in the insurance and financial services markets have been held responsible for providing incomplete or misleading sales materials and for replacing existing policies with policies that were less advantageous to the policyholder. The Company's management continues to monitor the Company's sales materials and compliance procedures and is making an extensive effort to minimize any potential liability. Due to the uncertainty surrounding such matters, it is not possible to provide a meaningful estimate of the range of potential outcomes at this time; however, it is management's opinion that such future development will not materially affect the financial position of the Company.

    GROUP PENSION ANNUITIES
    The liabilities for guaranteed interest and group pension annuity contracts, which are no longer being sold by the Company, are supported by a single portfolio of assets that attempts to match the duration of these liabilities. Due to the long-term nature of group pension annuities and the resulting inability to exactly match cash flows, a risk exists that future cash flows from investments will not be reinvested at rates as high as currently earned by the portfolio. Accordingly, these liabilities may prove to be deficient or excessive. However, it is management's opinion that such future

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) development will not materially affect the financial position of the Company.

    LEASES
    The Company leases its home office properties through sale-leaseback agreements. The agreements provide for a 25 year lease period with options to renew for six additional terms of five years each. The agreements also provide the Company with the right of first refusal to purchase the properties during the term of the lease, including renewal periods, at a price as defined in the agreements. The Company also has the option to purchase the leased properties at fair market value as defined in the agreements on the last day of the initial 25-year lease ending in 2009 or on the last day of any of the renewal periods.

    Total rental expense on operating leases in 1998, 1997 and 1996 was $34,000,000, $29,300,000 and $26,400,000, respectively. Future minimum rental commitments are as follows (in millions):

1999                                    $    18.9
--------------------------------------
2000                                         18.4
--------------------------------------
2001                                         18.7
--------------------------------------
2002                                         18.7
--------------------------------------
2003                                         18.6
--------------------------------------
Thereafter                                  116.6
--------------------------------------  ---------
                                        $   209.9
                                        ---------
                                        ---------

    INFORMATION TECHNOLOGY COMMITMENT
    In February 1998, the Company signed a seven-year contract with IBM Global Services for information technology services for the Fort Wayne operations. Total costs incurred in 1998 were $54,800,000. Future minimum annual costs range from $33,600,000 to $56,800,000, however future costs are dependent on usage and could exceed these amounts.

    INSURANCE CEDED AND ASSUMED
    The Company cedes insurance to other companies, including certain affiliates. The portion of risks exceeding the Company's retention limit is reinsured with other insurers. Prior to December 31, 1997, the Company limited its maximum coverage that it retained on an individual to $3,000,000. Based on a review of the capital and business in-force effective in January 1998, the Company changed the amount it will retain on an individual to $10,000,000. Portions of the Company's deferred annuity business have also been reinsured with other companies to limit its exposure to interest rate risks. At December 31, 1998, the reserves associated with these reinsurance arrangements totaled $1,608,500,000. To cover products other than life insurance, the Company acquires other insurance coverages with retentions and limits that management believes are appropriate for the circumstances. The accompanying statutory-basis financial statements reflect premiums, benefits and policy acquisition expenses net of reinsurance ceded. The Company remains liable if its reinsurers are unable to meet their contractual obligations under the applicable reinsurance agreements.

    Proceeds from the sale of common stock of American Statements Financial Corporation ("American States") and proceeds from the January 5, 1998 surplus note, were used to finance an indemnity reinsurance transaction whereby the Company and LLANY reinsured 100% of a block of individual life insurance and annuity business from CIGNA Corporation ("CIGNA"). The Company paid $1,264,400,000 to CIGNA on January 2, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $1,127,700,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $4,658,200,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities.

    Pursuant to the terms of the reinsurance agreement, the Company, LLANY and CIGNA are in the final stages of agreeing to the statutory-basis values of these assets and liabilities. Any changes to these values that may occur in future periods will not be material to the Company's financial position.

    Subsequent to this transaction, the Company and LLANY announced that they had reached an agreement to sell the administration rights to a variable

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) annuity portfolio that had been acquired as part of the block of business assumed on January 2, 1998. This sale closed on October 12, 1998 with an effective date of August 1, 1998.

    In connection with the completion of the CIGNA reinsurance transaction, the Company recorded a charge of $31,000,000 to cover certain costs of integrating the existing operations with the new block of business.

    On October 1, 1998, the Company and LLANY entered into an indemnity reinsurance transaction whereby the Company and LLANY reinsured 100% of a block of individual life insurance business from Aetna, Inc. The Company paid $856,300,000 to Aetna on October 1, 1998 under the terms of the reinsurance agreement and recognized a ceding commission expense of $815,300,000 in 1998, which is included in the Statement of Operations line item "Underwriting, acquisition, insurance and other expenses." At the time of closing, this block of business had statutory liabilities of $2,813,300,000 that became the Company's obligation. The Company also received assets, measured on a historical statutory basis, equal to the liabilities. The Company financed this reinsurance transaction with proceeds from short-term debt borrowings from LNC until the December 18, 1998 surplus note was approved by the Insurance Department. Subsequent to the Aetna transaction, the Company and LLANY announced that they had reached an agreement to retrocede the sponsored life business assumed for $87,600,000. The retrocession agreement closed on October 14, 1998 with an effective date of October 1, 1998.

    The Company assumes insurance from other companies, including certain affiliates. At December 31, 1998, the Company has provided $44,900,000 of statutory-basis surplus relief to other insurance companies under reinsurance transactions. The Company has retroceded 100% of this accepted surplus relief to its off-shore reinsurance affiliates. Generally, such amounts are offset by corresponding receivables from the ceding company, which are secured by future profits on the reinsured business. However, the Company is subject to the risk that the ceding company may become insolvent and the right of offset would not be permitted.

    The regulatory required liability for unsecured reserves ceded to unauthorized reinsurers was $43,400,000 and $8,200,000 at December 31, 1998 and 1997, respectively.

    VULNERABILITY FROM CONCENTRATIONS
    At December 31, 1998, the Company did not have a material concentration of financial instruments in a single investee or industry. The Company's investments in mortgage loans principally involve commercial real estate. At December 31, 1998, 25% of such mortgages ($980,500,000) involved properties located in Texas and California. Such investments consist of first mortgage liens on completed income-producing properties and the mortgage outstanding on any individual property does not exceed $58,200,000.

    At December 31, 1998, the Company did not have a concentration of: 1) business transactions with a particular customer, lender or distributor; 2) revenues from a particular product or service; 3) sources of supply of labor or services used in the business; or 4) a market or geographic area in which business is conducted that makes it vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to the Company's financial condition.

    OTHER CONTINGENCY MATTERS
    The Company is involved in various pending or threatened legal proceedings arising from the conduct of business. Most of these proceedings are routine in the ordinary course of business. The Company maintains professional liability insurance coverage for claims in excess of $5,000,000. The degree of applicability of this coverage will depend on the specific facts of each proceeding. In some instances, these proceedings include claims for compensatory and punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that the ultimate liability, if any, under these suits will not have a material adverse affect on the financial position of the Company.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Four lawsuits involving alleged fraud in the sale of interest sensitive universal life and whole life insurance have been filed as class actions against the Company, although the court has not certified a class in any of these cases. Plaintiffs seek unspecified damages and penalties for themselves and on behalf of the putative class. While the relief sought in these cases is substantial, it is premature to make assessments about the potential loss, if any, because the status of the cases ranges from the early states of litigation to the dismissal and appeals stage. Management intends to defend these suits vigorously. The amount of liability, if any, which may arise as a result of these suits cannot be reasonably estimated at this time.

    The number of insurance companies that are under regulatory supervision has resulted, and is expected to continue to result, in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. The Company has accrued for expected assessments net of estimated future premium tax deductions.

    GUARANTEES
    The Company has guarantees with off-balance-sheet risks whose contractual amounts represent credit exposure. Outstanding guarantees with off-balance-sheet risks at December 31, 1998 relate to mortgage loan pass-through certificates. The Company has sold commercial mortgage loans through grantor trusts which issued pass-through certificates. The Company has agreed to repurchase any mortgage loans which remain delinquent for 90 days at a repurchase price substantially equal to the outstanding principal balance plus accrued interest thereon to the date of repurchase. The outstanding guarantees as of December 31, 1998 and 1997 were $30,900,000 and $41,600,000, respectively. It is management's opinion that the value of the properties underlying these commitments is sufficient that in the event of default the impact would not be material to the Company. Accordingly, both the carrying value and fair value of these guarantees is zero at December 31, 1998 and 1997.

    The Company's wholly owned subsidiary, LNH&C, accepts personal accident reinsurance programs from other insurance companies. Most of these programs are presented to LNH&C by independent brokers who represent the ceding companies. Certain excess of loss personal accident reinsurance programs created in the London market during 1993 through 1996 have produced and have potential to produce significant losses. At December 31, 1998 and 1997, liabilities of $177,400,000 and $186,300,000, respectively, have been established for such programs. These reserves are based on various estimates that are subject to considerable uncertainty. Accordingly, this reserve may prove to be deficient or excessive. However, it is management's opinion that such future development will not materially affect the financial position of the Company.

    The Company and LNH&C continue to investigate the personal accident reinsurance programs to determine if there are additional programs including certain workers compensation programs, which may produce losses. At this time, the Company and LNH&C do not have sufficient information to determine whether or not it is probable that additional losses have been incurred nor can the Company and LNH&C accurately estimate the ultimate cost or timing of the outcome on these programs.

    DERIVATIVES
    The Company has derivatives with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. The Company has entered into derivative transactions to reduce its exposure to fluctuations in interest rates, the widening of bond yield spreads over comparable maturity U.S. government obligations, commodity risk, credit risk, increased liabilities associated with reinsurance agreements and foreign exchange risks. In addition, the Company is subject to the risks associated with changes in the value of its derivatives; however, such changes in value generally are offset by changes in the value of the items

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) being hedged by such contracts. Outstanding derivatives with off-balance-sheet risks, shown in notional or contract amounts along with their carrying value and estimated fair values, are as follows:

                                                              ASSETS (LIABILITIES)
                                                              -----------------------------------
                                          NOTIONAL OR         CARRYING   FAIR   CARRYING   FAIR
                                          CONTRACT AMOUNTS    VALUE      VALUE  VALUE      VALUE
                                          -------------------------------------------------------

                                          DECEMBER 31         DECEMBER 31       DECEMBER 31
                                          1998      1997      1998       1998   1997       1997
                                          -------------------------------------------------------
                                          (IN MILLIONS)
                                          -------------------------------------------------------
Interest rate derivatives:
  Interest rate cap agreements            $4,108.8  $4,900.0   $ 9.3     $  .9   $13.9     $   .9
       ---------------------------------
  Swaptions                                1,899.5   1,752.0    16.2       2.5     6.9        6.9
       ---------------------------------
  Interest rate swaps                        258.3      10.0      --       9.9      --       (1.8)
       ---------------------------------
  Put options                                 21.3        --      --       2.2      --         --
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                           6,287.9   6,662.0    25.5      15.5    20.8        6.0
Foreign currency derivatives:
  Forward contracts                            1.5     163.1      --        --     5.4        5.4
       ---------------------------------
  Foreign currency swaps                      47.2      15.0      --        .3      --       (2.1)
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                              48.7     178.1      --        .3     5.4        3.3
Commodity derivatives:
  Commodity swaps                              8.1        --      --       2.4      --         --
       ---------------------------------  --------  --------  --------   -----  --------   ------
                                          $6,344.7  $6,840.1   $25.5     $18.2   $26.2     $  9.3
                                          --------  --------  --------   -----  --------   ------
                                          --------  --------  --------   -----  --------   ------

    A reconciliation of the notional or contract amounts for the significant programs using derivative agreements and contracts at December 31 is as follows:

                                      INTEREST RATE CAPS    SPREAD LOCKS            SWAPTIONS
                                      ------------------------------------------------------------------
                                      1998       1997       1998         1997       1998       1997
                                      ------------------------------------------------------------------
                                      (IN MILLIONS)
                                      ------------------------------------------------------------------
Balance at beginning of year          $ 4,900.0  $ 5,500.0   $      --   $      --  $ 1,752.0  $   672.0
------------------------------------
New contracts                             708.8         --          --        50.0      218.3    1,080.0
------------------------------------
Terminations and maturities            (1,500.0)    (600.0)         --       (50.0)     (70.8)        --
------------------------------------  ---------  ---------         ---   ---------  ---------  ---------
Balance at end of year                $ 4,108.8  $ 4,900.0   $      --   $      --  $ 1,899.5  $ 1,752.0
------------------------------------  ---------  ---------         ---   ---------  ---------  ---------
                                      ---------  ---------         ---   ---------  ---------  ---------

                                                                   FINANCIAL FUTURES
                                                                           CONTRACTS   INTEREST RATE SWAPS
                                                               --------------------------------------------
                                                               1998         1997       1998       1997
                                                               --------------------------------------------
Balance at beginning of year                                    $      --   $   147.7  $    10.0  $      --
-------------------------------------------------------------
New contracts                                                          --        88.3    2,226.6       10.0
-------------------------------------------------------------
Terminations and maturities                                            --      (236.0)  (1,978.3)        --
-------------------------------------------------------------         ---   ---------  ---------  ---------
Balance at end of year                                          $      --   $      --  $   258.3  $    10.0
-------------------------------------------------------------         ---   ---------  ---------  ---------
                                                                      ---   ---------  ---------  ---------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED)

                                                                      PUT OPTIONS                     COMMODITY SWAPS
                                                                      ------------------------------------------------
                                                                      1998       1997         1998         1997
                                                                      ------------------------------------------------
Balance at beginning of year                                          $      --   $      --    $      --    $      --
--------------------------------------------------------------------
New contracts                                                              21.3          --          8.1           --
--------------------------------------------------------------------
Terminations and maturities                                                  --          --           --           --
--------------------------------------------------------------------  ---------         ---          ---          ---
Balance at end of year                                                $    21.3   $      --    $     8.1    $      --
--------------------------------------------------------------------  ---------         ---          ---          ---
                                                                      ---------         ---          ---          ---

                                             FOREIGN CURRENCY DERIVATIVES (FOREIGN INVESTMENTS)
                                             ------------------------------------------------------------------
                                             FOREIGN EXCHANGE      FOREIGN CURRENCY        FOREIGN CURRENCY
                                             FORWARD CONTRACTS     OPTIONS                 SWAPS
                                             ------------------------------------------------------------------
                                             1998       1997       1998         1997       1998       1997
                                             ------------------------------------------------------------------
                                             (IN MILLIONS)
                                             ------------------------------------------------------------------
Balance at beginning of year                 $   163.1  $   251.5   $      --   $    43.9  $    15.0  $    15.0
-------------------------------------------
New contracts                                    419.8      833.1          --          --       39.2         --
-------------------------------------------
Terminations and maturities                     (581.4)    (921.6)         --       (43.9)      (7.0)        --
-------------------------------------------  ---------  ---------         ---   ---------  ---------  ---------
Balance at end of year                       $     1.5  $   163.0   $      --   $      --  $    47.2  $    15.0
-------------------------------------------  ---------  ---------         ---   ---------  ---------  ---------
                                             ---------  ---------         ---   ---------  ---------  ---------

    INTEREST RATE CAP AGREEMENTS
    The interest rate cap agreements, which expire in 1999 through 2006, entitle the Company to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such payments, if any, is determined by the excess of a market interest rate over a specified cap rate multiplied by the notional amount divided by four. The purpose of the Company's interest rate cap agreement program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the interest rate caps is included in other assets ($9,300,000 as of December 31, 1998) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SWAPTIONS
    Swaptions, which expire in 1999 through 2003, entitle the Company to receive settlement payments from the counterparties on specified expiration dates, contingent on future interest rates. For each swaption, the amount of such settlement payments, if any, is determined by the present value of the difference between the fixed rate on a market rate swap and the strike rate multiplied by the notional amount. The purpose of the Company's swaption program is to protect its annuity line of business from the effect of rising interest rates. The premium paid for the swaptions is included in other assets ($16,200,000 as of December 31, 1998) and is being amortized over the terms of the agreements. This amortization is included in net investment income.

    SPREAD LOCK AGREEMENTS
    Spread-lock agreements provide for a lump sum payment to or by the Company, depending on whether the spread between the swap rate and a specified government note is larger or smaller than a contractually specified spread. Cash payments are based on the product of the notional amount, the spread between the swap rate and the yield of an equivalent maturity government security and the price sensitivity of the swap at that time. The purpose of the Company's spread-lock program is to protect a portion of its fixed maturity securities against widening of spreads.

    FINANCIAL FUTURE CONTRACTS
    The Company uses exchange-traded financial futures contracts to hedge against interest rate risks and to manage duration of a portion of its

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) fixed maturity securities. Financial futures contracts obligate the Company to buy or sell a financial instrument at a specified future date for a specified price. They may be settled in cash or through delivery of the financial instrument. Cash settlements on the change in market values of financial futures contracts are made daily.

    INTEREST RATE SWAP AGREEMENTS
    The Company uses interest rate swap agreements to hedge its exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price, level, performance or value of one or more underlying interest rates. The Company is required to pay the counterparty to the agreements the stream of variable coupon payments generated from the bonds, and in turn, receives a fixed payment from the counterparty at a predetermined interest rate. The net receipts/payments from interest rate swaps are recorded in net investment income.

    The Company also uses interest rate swap agreements to hedge its exposure to interest rate fluctuations related to the anticipated purchase of assets to support newly acquired or assumed blocks of business. Once the assets are purchased, the gains resulting from the termination of the swap agreements are applied to the basis of the assets purchased. The gains are recognized in earnings over the life of the assets.

    PUT OPTION
    The Company uses put options, combined with various perpetual fixed income securities, and interest rate swaps to replicate a fixed income, fixed maturity investment. The put options give the Company the right, but not the obligation, to sell to the counterparty of the agreement the specified securities on a specified date at a fixed price.

    FOREIGN CURRENCY DERIVATIVES (FOREIGN INVESTMENTS)
    The Company uses a combination of foreign exchange forward contracts, foreign currency options and foreign currency swaps, all of which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. The foreign currency forward contracts obligate the Company to deliver a specified amount of currency at a future date at a specified exchange rate. Foreign currency options give the Company the right, but not the obligation, to buy or sell a foreign currency at a specific exchange rate during a specified time period. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries pursuant to an agreement to re-exchange the two currencies at the same rate of exchange at a specified future date.

    COMMODITY SWAP
    The Company uses a commodity swap to hedge its exposure to fluctuations in the price of gold, which is the underlying variable in determining the periodic interest payments associated with a fixed income security. A commodity swap is a contractual agreement to exchange a certain amount of a particular commodity for a fixed amount of cash. The Company owns a fixed income security that meets its coupon payment obligations in gold bullion. The Company is obligated to pay to the counterparty the gold bullion, and in return, receives from the counterparty a stream of fixed income payments. The fixed income payments are the product of the swap notional multiplied by the fixed rate stated in the swap agreement. The net receipts/payments from commodity swaps are recorded in net investment income.

    ADDITIONAL DERIVATIVE INFORMATION
    Expenses for the agreements and contracts described above amounted to $10,000,000, $7,000,000 and $6,900,000 in 1998, 1997 and 1996, respectively.
    Deferred losses of $48,200,000 as of December 31, 1998, were the result of:
    1) terminated and expired spread-lock agreements and; 2) terminated interest rate swaps. These losses are included with the related fixed maturity securities to which the hedge applied and are being amortized over the life of such securities.

    The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate cap agreements, swaptions, spread-lock agreements, financial futures, interest rate swaps, put options and foreign currency derivatives. However, the Company does not anticipate nonperformance

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. RESTRICTIONS, COMMITMENTS AND CONTINGENCIES (CONTINUED) by any of the counterparties. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. The amount of such exposure is essentially the net replacement cost or market value for such agreements with each counterparty if the net market value is in the Company's favor. At December 31, 1998, the exposure was $21,100,000.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The following discussion outlines the methodologies and assumptions used to determine the estimated fair values of the Company's financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

    BONDS AND UNAFFILIATED COMMON STOCK
    Fair values of bonds are based on quoted market prices, where available. For bonds not actively traded, fair values are estimated using values obtained from independent pricing services. In the case of private placements, fair values are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. The fair values of unaffiliated common stocks are based on quoted market prices.

    PREFERRED STOCK
    Fair values of preferred stock are based on quoted market prices, where available. For preferred stock not actively traded, fair values are based on values of issues of comparable yield and quality.

    MORTGAGE LOANS ON REAL ESTATE
    The estimated fair value of mortgage loans on real estate was established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, caliber of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

    POLICY LOANS
    The estimated fair values of investments in policy loans are calculated on a composite discounted cash flow basis using Treasury interest rates consistent with the maturity durations assumed. These durations are based on historical experience.

    OTHER INVESTMENTS AND CASH AND SHORT-TERM INVESTMENTS
    The carrying values for assets classified as other investments and cash and short-term investments in the accompanying statutory-basis balance sheets approximate their fair value.

    INVESTMENT-TYPE INSURANCE CONTRACTS
    The balance sheet captions, "Future policy benefits and claims" and "Other policyholder funds," include investment type insurance contracts (i.e., deposit contracts and guaranteed interest contracts). The fair values for the deposit contracts and certain guaranteed interest contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

    The remainder of the balance sheet captions "Future policy benefits and claims" and "Other policyholder funds," that do not fit the definition of "investment-type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts and have not been determined by the Company. It is the Company's position that the disclosure of the fair value of these insurance contracts is important because readers of these financial statements could draw inappropriate conclusions about the Company's capital and surplus determined on a fair value basis. It could be misleading if only the fair value of assets and liabilities defined as financial instruments are disclosed. The Company and other

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) companies in the insurance industry are monitoring the related actions of the various rule-making bodies and attempting to determine an appropriate methodology for estimating and disclosing the "fair value" of their insurance contract liabilities.

    SHORT-TERM DEBT
    For short-term debt, the carrying value approximates fair value.

    SURPLUS NOTES DUE TO LNC
    Fair values for surplus notes are estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

    GUARANTEES
    The Company's guarantees include guarantees related to mortgage loan pass-through certificates. Based on historical performance where repurchases have been negligible and the current status, which indicates none of the loans are delinquent, the fair value liability for the guarantees related to the mortgage loan pass-through certificates is zero.

    DERIVATIVES
    The Company employs several different methods for determining the fair value of its derivative instruments. Fair values for these contracts are based on current settlement values. These values are based on quoted market prices for the foreign currency exchange contracts and financial future contracts and; 2) industry standard models that are commercially available for interest rate cap agreements, swaptions, spread lock agreements, interest rate swaps, commodity swaps and put options.

    INVESTMENT COMMITMENTS
    Fair values for commitments to make investment in fixed maturity securities (primarily private placements), mortgage loans on real estate and real estate are based on the difference between the value of the committed investments as of the date of the accompanying balance sheets and the commitment date. These estimates would take into account changes in interest rates, the counterparties' credit standing and the remaining terms of the commitments.

    SEPARATE ACCOUNTS
    Assets held in separate accounts are reported in the accompanying statutory-basis balance sheets at fair value. The related liabilities are also reported at fair value in amounts equal to the separate account assets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)
    The carrying values and estimated fair values of the Company's financial instruments are as follows:

                                                 DECEMBER 31
                                                 ----------------------------------------------
                                                 1998                    1997
                                                 ----------------------------------------------
                                                 CARRYING                CARRYING
ASSETS (LIABILITIES)                             VALUE       FAIR VALUE  VALUE       FAIR VALUE
-----------------------------------------------------------------------------------------------
                                                 (IN MILLIONS)
                                                 ----------------------------------------------
Bonds                                            $ 23,830.9  $ 25,065.5  $ 18,560.7  $ 19,798.6
-----------------------------------------------
Preferred stocks                                      236.0       242.5       257.3       268.7
-----------------------------------------------
Unaffiliated common stocks                            259.3       259.3       436.0       436.0
-----------------------------------------------
Mortgage loans on real estate                       3,932.9     4,100.1     3,012.7     3,179.2
-----------------------------------------------
Policy loans                                        1,606.0     1,685.9       660.5       648.3
-----------------------------------------------
Other investments                                     434.4       434.4       335.5       335.5
-----------------------------------------------
Cash and short-term investments                     1,725.4     1,725.4     2,133.0     2,133.0
-----------------------------------------------
Investment-type insurance contracts:
  Deposit contracts and certain guaranteed
    interest contracts                            (17,845.8)  (17,486.4)  (17,324.2)  (16,887.6)
   --------------------------------------------
  Remaining guaranteed interest and similar
    contracts                                        (714.4)     (738.2)   (1,267.0)   (1,294.6)
   --------------------------------------------
Short-term debt                                      (140.0)     (140.0)     (120.0)     (120.0)
-----------------------------------------------
Surplus notes due to LNC                           (1,250.0)   (1,335.1)         --          --
-----------------------------------------------
Derivatives                                            25.5        18.2        26.2         9.3
-----------------------------------------------
Investment commitments                                   --        (0.6)         --        (0.5)
-----------------------------------------------
Separate account assets                            36,907.0    36,907.0    31,330.9    31,330.9
-----------------------------------------------
Separate account liabilities                      (36,907.0)  (36,907.0)  (31,330.9)  (31,330.9)
-----------------------------------------------

12. ACQUISITIONS AND SALES OF SUBSIDIARIES
    In October 1996, the Company and LLANY purchased a block of group tax-qualified annuity business from UNUM Corporation affiliates. The bulk of the transaction was completed in the form of an assumption reinsurance transaction, which resulted in a ceding commission of $71,800,000. The ceding commission resulted in admissible goodwill of $62,300,000, which is being amortized on a straight-line basis over 10 years. LLANY was required by the New York Department of Insurance to expense its portion of the ceding commission in 1996. Policy liabilities and related accruals of the Company and its wholly owned subsidiary increased by $3,200,000,000 as a result of this transaction.

    In 1997, LNC contributed 25,000,000 shares of common stock of American States to the Company. American States is a property casualty insurance holding company of which LNC owned 83.3%. The contributed common stock was accounted for as a capital contribution equal to the fair value of the common stock received by the Company. Subsequently, the American States common stock owned by the Company, along with all other American States common stock owned by LNC and its affiliates, was sold. The Company received proceeds from the sale in the amount of $1,175,000,000. The Company recognized no gain or loss on the sale of its portion of the common stock due to the receipt of the stock at fair value. The proceeds from this sale of stock were used to partially finance the CIGNA indemnity reinsurance transaction.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

13. TRANSACTIONS WITH AFFILIATES
    A wholly owned subsidiary of LNC, Lincoln Life and Annuity Distributors, Inc. ("LLAD"), has a nearly exclusive general agent's contract with the Company under which it sells the Company's products and provides the service that otherwise would be provided by a home office marketing department and regional offices. For providing these selling and marketing services, the Company paid LLAD override commissions of $76,700,000 in 1998 and override commissions and operating expense allowances of $61,600,000 and $56,300,000 in 1997 and 1996, respectively. LLAD incurred expenses of $102,400,000, $5,500,000 and $15,700,000 in 1998, 1997 and 1996, respectively, in excess of the override commissions and operating expense allowances received from the Company, which the Company is not required to reimburse. Effective in January 1998, the Company and LLAD agreed to increase the override commission expense and eliminate the operating expense allowance.

    Cash and short-term investments at December 31, 1998 and 1997 include the Company's participation in a short-term investment pool with LNC of $383,600,000 and $325,600,000, respectively. Related investment income amounted to $16,800,000, $15,500,000 and $15,300,000 in 1998, 1997 and 1996,
    respectively. Short-term loan payable to parent company at December 31, 1998 and 1997 represent notes payable to LNC.

    The Company provides services to and receives services from affiliated companies which resulted in a net payment of $92,100,000, $48,500,000 and $34,100,000 in 1998, 1997 and 1996, respectively.

    The Company cedes and accepts reinsurance from affiliated companies. Premiums in the accompanying statements of income include premiums on insurance business accepted under reinsurance contracts and exclude premiums ceded to other affiliated companies, as follows:

                        YEAR ENDED DECEMBER 31
                        1998       1997       1996
                        -------------------------------
                        (IN MILLIONS)
                        -------------------------------
Insurance assumed       $    13.7  $    11.9  $    17.9
----------------------
Insurance ceded             290.1      100.3      302.8
----------------------

    The balance sheets include reinsurance balances with affiliated companies as follows:

                          DECEMBER 31
                          1998       1997
                          --------------------
                          (IN MILLIONS)
                          --------------------
Future policy benefits
and claims assumed        $   197.3  $   245.5
------------------------
Future policy benefits
and claims ceded            1,125.0      997.2
------------------------
Amounts recoverable on
paid and unpaid losses         84.2       30.4
------------------------
Reinsurance payable on
paid losses                     6.0        5.3
------------------------
Funds held under
reinsurance treaties --
net liability               1,375.4    1,115.4
------------------------

    Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, the Company holds assets from the reinsurer, including funds held under reinsurance treaties, and is the beneficiary on letters of credit aggregating $318,300,000 and $280,900,000 at December 31, 1998 and 1997,
    respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement. At December 31, 1998 and 1997, LNC had guaranteed $237,000,000 and $229,100,000, respectively, of these letters of credit. At December 31, 1998, the Company has a receivable (included in the foregoing amounts) from affiliated insurance companies in the amount of $122,400,000 for statutory surplus relief received under financial reinsurance ceded agreements.

14. SEPARATE ACCOUNTS
    Separate account assets held by the Company consist primarily of long-term bonds, common stocks, short-term investments and mutual funds and are carried at market value. Substantially all of the separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholder.

    Separate account premiums, deposits and other considerations amounted to $3,953,300,000, $4,821,800,000 and $4,148,700,000 in 1998, 1997

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

14. SEPARATE ACCOUNTS (CONTINUED)
    and 1996, respectively. Reserves for separate accounts with assets at fair value were $36,145,900,000 and $30,560,700,000 at December 31, 1998 and
    1997, respectively. All reserves are subject to discretionary withdrawal at market value.

    A reconciliation of transfers to (from) separate accounts is as follows:

                                                              YEAR ENDED DECEMBER 31
                                                              1998           1997
                                                              ------------------------
                                                              (IN MILLIONS)
                                                              ------------------------
Transfers as reported in the Summary of Operations of the
various separate accounts:
  Transfers to separate accounts                              $ 3,954.9      $ 4,824.0
------------------------------------------------------------
  Transfers from separate accounts                             (4,069.8)      (2,943.8)
------------------------------------------------------------  ---------      ---------
Net transfers to (from) separate accounts as reported in the
Summary of Operations                                         $  (114.9)     $ 1,880.2
------------------------------------------------------------  ---------      ---------
                                                              ---------      ---------

15. RECONCILIATION OF ANNUAL STATEMENT TO AUDITED FINANCIAL STATEMENTS In 1997, certain errors were identified by the Illinois
    Insurance Department in the calculation of the AVR as of December 31, 1996 and 1995. The effects of the AVR errors also resulted in the need for revisions in the calculation of certain investment limitation thresholds, the results of which indicated that additional assets should have been nonadmitted as of December 31, 1996. As discussed by the Company with the Indiana and Illinois Insurance Departments, corrections were made to affected pages of the Company's
    NAIC Annual Statement which were refiled with various state insurance departments. However, due to immateriality of the corrections in relation to the financial statements taken as a whole, the audited 1996 and 1995 statutory-basis financial statements were not corrected and re-issued.

    The Company's 1997 NAIC Annual Statement, as filed with various state insurance departments, also includes the corrected balances for 1996 and 1995. The following is a reconciliation of total admitted assets, total liabilities and capital and surplus as of December 31, 1996 as presented in the 1997 NAIC Annual Statement (as corrected) to the accompanying audited financial statements.

                                          TOTAL                    CAPITAL
                                          ADMITTED   TOTAL         AND
                                          ASSETS     LIABILITIES   SURPLUS
                                          ---------------------------------
Balance as of December 31, 1996 as
reported in the accompanying audited
financial statements                      $50,016.6   $ 48,054.0   $1,962.6
----------------------------------------
Effect of AVR errors                             --         37.6      (37.6)
----------------------------------------
Effect of change in investment
limitations                                   (57.0)          --      (57.0)
----------------------------------------  ---------  -----------   --------
Balance as of December 31, 1996 as
reported in the 1997 NAIC Annual
Statement                                 $49,959.6   $ 48,091.6   $1,868.0
----------------------------------------  ---------  -----------   --------
                                          ---------  -----------   --------

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

16. CENTURY COMPLIANCE (UNAUDITED)
    The Year 2000 issue is pervasive and complex and affects virtually every aspect of the Company's business. The Company's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners are particularly vulnerable. The Company has been redirecting a large portion of internal Information Technology efforts and contracting with outside consultants to update systems to address Year 2000 issues. Experts have been engaged to assist in developing work plans and cost estimates and to complete remediation activities.

    For the year ended December 31, 1998, the Company identified expenditures of $26,300,000 to address this issue. This brings the expenditures for 1996 through 1998 to $34,200,000 million. The Company's financial plans for 1999 and 2000 include expected expenditures of an additional $38,300,000 bringing estimated overall Year 2000 expenditures to $72,500,000. Because updating systems and procedures is an integral part of the Company's on-going operations, approximately 50% of expenditures shown above are expected to continue after all Year 2000 issues have been resolved. Actual Year 2000 expenditures through December 31, 1998 and future Year 2000 expenditures are expected to be funded from operating cash flows. The anticipated cost of addressing Year 2000 issues is based on management's current best estimates which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. Such costs will be closely monitored by management. Nevertheless, there can be no guarantee that actual costs will not be higher than these estimated costs. Specific factors that might cause such differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer problems and other uncertainties. The total expenditures identified represent only the Company's portion of LNC's larger expenditures to address the Year 2000 issue.

    The current scope of the overall Year 2000 program includes the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and Local Area Network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and 4) establishing Year 2000 contingency plans.

    The projects to address IT and non-IT readiness have four major phases. Phase one involves raising awareness and creating an inventory of all IT and non-IT assets. The second phase consists of assessing all items inventoried to initially determine whether they are affected by the Year 2000 issue and preparing general plans and strategies. The third phase entails the detailed planning and remediation of affected systems and equipment. The last phase consists of testing to verify Year 2000 readiness.

    The Company has completed those four phases for over two-thirds of its high priority IT systems, including those provided by software vendors. While the Company's year 2000 program for nearly all high priority IT systems is expected to be completed in the first quarter 1999, phase four, for a small but important subset of these systems, will continue through the end of the second quarter 1999. As of December 31, 1998, the status of projects addressing readiness of IT assets is: 100% of IT assets have been inventoried (Phase 1) and assessed (Phase 2); 94% of IT projects have been through the remediation phase (Phase 3) with the last project scheduled for completion by the end of March 1999; and 69% of IT projects have completed the testing phase (Phase 4) with the last project scheduled to finish testing by the end of June 1999. A portion of the effort that extends into 1999 is dependent on outside third parties and is behind the original schedule. The Company is working with these parties to modify the completion schedule.

    As of December 31, 1998, the status of projects that address readiness of high priority non-IT assets is: 100% of non-IT assets have been inventoried (Phase 1) and assessed (Phase 2); 79% of non-IT projects addressing remediation (Phase 3) have been completed and 21% of non-IT projects have completed the testing phase (Phase 4). The Company expects to have all phases related to high priority non-IT completed by the end of October 1999.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

16. CENTURY COMPLIANCE (UNAUDITED) (CONTINUED)
    Concurrent with the IT and non-IT projects, the readiness of key business partners is being reviewed and Year 2000 contingency plans are being developed. The most significant categories of key business partners are financial institutions, software vendors and utility providers (gas, electric and telecommunications). Surveys have been mailed to these key business partners. Based on responses received, current levels of readiness are being assessed, follow-up contacts are underway, alternative strategies are being developed and testing is being scheduled where feasible. This effort is expected to continue well into 1999. As noted above, software vendor assessments are considered part of the IT projects and, therefore, would follow the schedule shown above for such projects.

    While the Company is working to meet the schedules outlined above, some uncertainty remains. Specific factors that give rise to this uncertainty include a possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third parties whose systems and operations impact the Company and other similar uncertainties.

    A worst case scenario might include the Company's inability to achieve Year 2000 readiness with respect to one or more of the Company's significant policyholder systems resulting in a material disruption to the Company's operations. Specifically, the Company could experience an interruption in its ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records and/or perform adequate customer service. Should the worst case scenario occur, it could, depending on its duration, have a material impact on the Company's results of operations and financial position. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period would have a more serious impact. For this reason, the Company is placing significant emphasis on risk management and Year 2000 contingency planning. The Company is in the process of modifying its contingency plans to address potential Year 2000 issues. Where these efforts identify high risks due either to unacceptable work around procedures or significant readiness risks, appropriate risk management techniques are being developed. These techniques, such as resource shifting or use of alternate providers, will be employed to provide stronger assurances of readiness. The Company has gone through exercises to identify worst case scenario failures. At this time, the Company believes its plans are sufficient to mitigate identified worst case scenarios.

REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Lincoln National Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Lincoln National Life Insurance Company (a wholly owned subsidiary of Lincoln National Corporation) as of December 31, 1998 and 1997, and the related statutory-basis statements of operations, changes in capital and surplus and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of The Lincoln National Life Insurance Company at December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Lincoln National Life Insurance Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance.

                                         /s/ Ernst & Young LLP

February 1, 1999

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF ASSETS AND LIABILITY
JUNE 30, 1999 (UNAUDITED)


                                          AIM             AIM
                                          V.I.            V.I.
                                          CAPITAL         DIVERSIFIED
                                          APPRECIATION    INCOME
                             COMBINED     SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)       $ 6,936,165    $       --      $     --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)       28,676,804     1,951,657       337,495
---------------------------  -----------  -------------   -----------
TOTAL ASSETS                  35,612,969     1,951,657       337,495
---------------------------  -----------  -------------   -----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           759            42             7
---------------------------  -----------  -------------   -----------
NET ASSETS                   $35,612,210    $1,951,615      $337,488
---------------------------  -----------  -------------   -----------
                             -----------  -------------   -----------
Percent of net assets             100.00%         5.48%         0.95%
---------------------------  -----------  -------------   -----------
                             -----------  -------------   -----------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                           --       162,647        34,771
  Unit value                 $        --    $    12.00      $   9.71
---------------------------  -----------  -------------   -----------
                                      --     1,951,615       337,488
---------------------------  -----------  -------------   -----------
LVUL POLICIES:
  Units in accumulation
     period                                         --            --
  Unit value                 $        --    $       --      $     --
---------------------------  -----------  -------------   -----------
                                      --            --            --
---------------------------  -----------  -------------   -----------
NET ASSETS                            --    $1,951,615      $337,488
---------------------------  -----------  -------------   -----------
                             -----------  -------------   -----------

                                                         DELAWARE
                             DELAWARE      DELAWARE      PREMIUM
                             PREMIUM       PREMIUM       EMERGING
                             DELCHESTER    DEVON         MARKETS
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)          $1,635        $  958       $189,519
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)             --            --             --
---------------------------  -----------   -----------   -----------
TOTAL ASSETS                     1,635           958        189,519
---------------------------  -----------   -----------   -----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                          --            --              4
---------------------------  -----------   -----------   -----------
NET ASSETS                      $1,635        $  958       $189,515
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------
Percent of net assets             0.01%         0.00%          0.53%
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                         --            --         19,349
  Unit value                    $   --        $   --       $   9.74
---------------------------  -----------   -----------   -----------
                                    --            --        188,541
---------------------------  -----------   -----------   -----------
LVUL POLICIES:
  Units in accumulation
     period                        167            94             94
  Unit value                    $ 9.79        $10.20       $  10.37
---------------------------  -----------   -----------   -----------
                                 1,635           958            974
---------------------------  -----------   -----------   -----------
NET ASSETS                      $1,635        $  958       $189,515
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------

See accompanying notes.

                                           AIM
                             AIM           V.I.             AIM              BARON         BT              BT
                             V.I.          INTERNATIONAL    V.I.             CAPITAL       EAFE            EQUITY
                             GROWTH        EQUITY           VALUE            ASSET         EQUITY INDEX    500 INDEX
                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT       SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)       $       --        $   --       $       --          $  --          $   --      $       --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)       2,721,477           968        3,877,477            939             960       7,434,241
---------------------------  -----------       ------       --------------      -----          ------      -------------
TOTAL ASSETS                  2,721,477           968        3,877,477            939             960       7,434,241
---------------------------  -----------       ------       --------------      -----          ------      -------------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           58            --               84             --              --             160
---------------------------  -----------       ------       --------------      -----          ------      -------------
NET ASSETS                   $2,721,419        $  968       $3,877,393          $ 939          $  960      $7,434,081
---------------------------  -----------       ------       --------------      -----          ------      -------------
                             -----------       ------       --------------      -----          ------      -------------
Percent of net assets              7.64%         0.00%           10.89%          0.00%           0.00%          20.88%
---------------------------  -----------       ------       --------------      -----          ------      -------------
                             -----------       ------       --------------      -----          ------      -------------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                     205,016            --          291,225             --              --         597,406
  Unit value                 $    13.06        $   --       $    13.27          $  --          $   --      $    12.41
---------------------------  -----------       ------       --------------      -----          ------      -------------
                              2,678,406            --        3,864,593             --              --       7,415,875
---------------------------  -----------       ------       --------------      -----          ------      -------------
LVUL POLICIES:
  Units in accumulation
     period                       4,125            94            1,221             94              94           1,770
  Unit value                 $    10.43        $10.30       $    10.48          $9.99          $10.22      $    10.29
---------------------------  -----------       ------       --------------      -----          ------      -------------
                                 43,013           968           12,801            939             960          18,206
---------------------------  -----------       ------       --------------      -----          ------      -------------
NET ASSETS                   $2,721,419        $  968       $3,877,393          $ 939          $  960      $7,434,081
---------------------------  -----------       ------       --------------      -----          ------      -------------
                             -----------       ------       --------------      -----          ------      -------------


                             BT
                             SMALL
                             CAP INDEX
                             SUBACCOUNT
---------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)          $   --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)          2,147
---------------------------  -----------
TOTAL ASSETS                     2,147
---------------------------  -----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                          --
---------------------------  -----------
NET ASSETS                      $2,147
---------------------------  -----------
                             -----------
Percent of net assets             0.01%
---------------------------  -----------
                             -----------
NET ASSETS ARE REPRESENTED
VUL I Policies:
  Units in accumulation
     period                         --
  Unit value                    $   --
---------------------------  -----------
                                    --
---------------------------  -----------
LVUL POLICIES:
  Units in accumulation
     period                        209
  Unit value                    $10.29
---------------------------  -----------
                                 2,147
---------------------------  -----------
NET ASSETS                      $2,147
---------------------------  -----------
                             -----------

                             DELAWARE                                  FIDELITY      FIDELITY      FIDELITY         FIDELITY
                             PREMIUM       DELAWARE      DELAWARE      VIP           VIP II        VIP II           VIP II
                             SMALL         PREMIUM       PREMIUM       EQUITY-       ASSET         CONTRAFUND       INVESTMENT
                             CAP VALUE     REIT          TREND         INCOME        MANAGER       SERVICE CLASS    GRADE BOND
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)       $1,255,513       $ 938        $894,541    $       --      $     --        $    --      $       --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)              --          --              --     3,386,791       542,579         19,379       1,438,148
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
TOTAL ASSETS                  1,255,513         938         894,541     3,386,791       542,579         19,379       1,438,148
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           27          --              19            73            12             --              31
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
NET ASSETS                   $1,255,486       $ 938        $894,522    $3,386,718      $542,567        $19,379      $1,438,117
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
                             -----------      -----      -----------   -----------   -----------       -------      -------------
Percent of net assets              3.53%       0.00%           2.51%         9.51%         1.52%          0.06%           4.04%
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
                             -----------      -----      -----------   -----------   -----------       -------      -------------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                     124,577          --          67,274       294,773        48,736             --         140,230
  Unit value                 $    10.06       $  --        $  13.28    $    11.49      $  11.13        $    --      $    10.26
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
                              1,253,072          --         893,454     3,386,718       542,567             --       1,438,117
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
LVUL POLICIES:
  Units in accumulation
     period                         233          94              96            --            --          1,880              --
  Unit value                 $    10.35       $9.98        $  11.10    $       --      $     --        $ 10.31      $       --
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
                                  2,414         938           1,068            --            --         19,379              --
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
NET ASSETS                   $1,255,486       $ 938        $894,522    $3,386,718      $542,567        $19,379      $1,438,117
---------------------------  -----------      -----      -----------   -----------   -----------       -------      -------------
                             -----------      -----      -----------   -----------   -----------       -------      -------------

                             FIDELITY
                             GROWTH
                             OPPORTUNITIES
                             SERVICE CLASS
                             SUBACCOUNT
---------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)           $   --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)           2,353
---------------------------      ------
TOTAL ASSETS                      2,353
---------------------------      ------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           --
---------------------------      ------
NET ASSETS                       $2,353
---------------------------      ------
                                 ------
Percent of net assets              0.01%
---------------------------      ------
                                 ------
NET ASSETS ARE REPRESENTED
VUL I Policies:
  Units in accumulation
     period                          --
  Unit value                     $   --
---------------------------      ------
                                     --
---------------------------      ------
LVUL POLICIES:
  Units in accumulation
     period                         228
  Unit value                     $10.31
---------------------------      ------
                                  2,353
---------------------------      ------
NET ASSETS                       $2,353
---------------------------      ------
                                 ------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF ASSETS AND LIABILITY
JUNE 30, 1999 (UNAUDITED)


                                           JANUS
                             JANUS         ASPEN
                             ASPEN         SERIES
                             SERIES        WORLDWIDE     LN
                             BALANCED      GROWTH        BOND
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)          $   --       $    --        $2,590
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)          4,400        17,936            --
---------------------------  -----------   -----------   -----------
TOTAL ASSETS                     4,400        17,936         2,590
---------------------------  -----------   -----------   -----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                          --            --            --
---------------------------  -----------   -----------   -----------
NET ASSETS                      $4,400       $17,936        $2,590
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------
Percent of net assets             0.01%         0.05%         0.01%
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                         --            --            --
  Unit value                    $   --       $    --        $   --
---------------------------  -----------   -----------   -----------
                                    --            --            --
---------------------------  -----------   -----------   -----------
LVUL POLICIES:
  Units in accumulation
     period                        436         1,727           260
  Unit value                    $10.10       $ 10.38        $ 9.96
---------------------------  -----------   -----------   -----------
                                 4,400        17,936         2,590
---------------------------  -----------   -----------   -----------
NET ASSETS                      $4,400       $17,936        $2,590
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------

                                           AMT
                             MFS           MID-CAP       AMT
                             UTILITIES     GROWTH        PARTNERS
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)         $     --       $   --        $   --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)         810,706        1,414           946
---------------------------  -----------   -----------   -----------
TOTAL ASSETS                    810,706        1,414           946
---------------------------  -----------   -----------   -----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           18           --            --
---------------------------  -----------   -----------   -----------
NET ASSETS                     $810,688       $1,414        $  946
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------
Percent of net assets              2.28%        0.00%         0.00%
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                      68,747           --            --
  Unit value                   $  11.77       $   --        $   --
---------------------------  -----------   -----------   -----------
                                809,304           --            --
---------------------------  -----------   -----------   -----------
LVUL POLICIES:
  Units in accumulation
     period                         135          137            94
  Unit value                   $  10.23       $10.33        $10.07
---------------------------  -----------   -----------   -----------
                                  1,384        1,414           946
---------------------------  -----------   -----------   -----------
NET ASSETS                     $810,688       $1,414        $  946
---------------------------  -----------   -----------   -----------
                             -----------   -----------   -----------

See accompanying notes.

                                                           LN
                             LN              LN            GLOBAL        LN             LN            MFS            MFS
                             CAPITAL         EQUITY-       ASSET         MONEY          SOCIAL        EMERGING       TOTAL
                             APPRECIATION    INCOME        ALLOCATION    MARKET         AWARENESS     GROWTH         RETURN
                             SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)           $1,263         $  951        $  948     $4,565,393       $21,916     $       --     $       --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)              --             --            --             --            --      1,342,442      1,483,022
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
TOTAL ASSETS                      1,263            951           948      4,565,393        21,916      1,342,442      1,483,022
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                           --             --            --             92            --             29             32
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
NET ASSETS                       $1,263         $  951        $  948     $4,565,301       $21,916     $1,342,413     $1,482,990
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
                                 ------      -----------   -----------   ------------   -----------   ------------   ------------
Percent of net assets              0.00%          0.00%         0.00%         12.82%         0.06%          3.77%          4.17%
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
                                 ------      -----------   -----------   ------------   -----------   ------------   ------------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                          --             --            --        399,285            --        104,049        136,224
  Unit value                     $   --         $   --        $   --     $    10.41       $    --     $    12.85     $    10.88
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
                                     --             --            --      4,156,256            --      1,337,185      1,481,549
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
LVUL POLICIES:
  Units in accumulation
     period                         122             94            94         40,731         2,116            495            143
  Unit value                     $10.35         $10.12        $10.09     $    10.04       $ 10.36     $    10.57     $    10.07
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
                                  1,263            951           948        409,045        21,916          5,228          1,440
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
NET ASSETS                       $1,263         $  951        $  948     $4,565,301       $21,916     $1,342,413     $1,482,990
---------------------------      ------      -----------   -----------   ------------   -----------   ------------   ------------
                                 ------      -----------   -----------   ------------   -----------   ------------   ------------

                                                             TEMPLETON                      TEMPLETON
                             OCC                             VARIABLE      TEMPLETON        VARIABLE         TEMPLETON
                             ACCUMULATION    OCC             PRODUCTS      VARIABLE         PRODUCTS         VARIABLE
                             GLOBAL          ACCUMULATION    ASSET         PRODUCTS         INTERNATIONAL    PRODUCTS
                             EQUITY          MANAGED         ALLOCATION    INTERNATIONAL    CLASS 2          STOCK
                             SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)          $     --        $     --       $     --      $       --         $    --        $     --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)          299,063         449,600        139,822       2,086,965          16,394         306,533
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
TOTAL ASSETS                     299,063         449,600        139,822       2,086,965          16,394         306,533
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                             6              10              3              46              --               6
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
NET ASSETS                      $299,057        $449,590       $139,819      $2,086,919         $16,394        $306,527
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
                             -------------   -------------   -----------   --------------       -------      -----------
Percent of net assets               0.84%           1.26%          0.39%           5.86%           0.05%           0.86%
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
                             -------------   -------------   -----------   --------------       -------      -----------
NET ASSETS ARE REPRESENTED BY:
VUL I Policies:
  Units in accumulation
     period                       26,948          43,067         12,816         197,560              --          29,510
  Unit value                    $  11.10        $  10.44       $  10.91      $    10.56         $    --        $  10.39
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
                                 299,057         449,590        139,819       2,086,919              --         306,527
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
LVUL POLICIES:
  Units in accumulation
     period                           --              --             --              --           1,623              --
  Unit value                    $     --        $     --       $     --      $       --         $ 10.10        $     --
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
                                      --              --             --              --          16,394              --
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
NET ASSETS                      $299,057        $449,590       $139,819      $2,086,919         $16,394        $306,527
---------------------------  -------------   -------------   -----------   --------------       -------      -----------
                             -------------   -------------   -----------   --------------       -------      -----------

                             TEMPLETON
                             VARIABLE
                             PRODUCTS
                             STOCK
                             CLASS 2
                             SUBACCOUNT
---------------------------
ASSETS
  Investments at
     Market--Affiliated
     (Cost $6,663,530)          $   --
  Investments at
     Market--Unaffiliated
     (Cost $26,660,231)            950
---------------------------  -----------
TOTAL ASSETS                       950
---------------------------  -----------
LIABILITY--
Payable to The Lincoln
   National Life Insurance
   Company                          --
---------------------------  -----------
NET ASSETS                      $  950
---------------------------  -----------
                             -----------
Percent of net assets             0.00%
---------------------------  -----------
                             -----------
NET ASSETS ARE REPRESENTED
VUL I Policies:
  Units in accumulation
     period                         --
  Unit value                    $   --
---------------------------  -----------
                                    --
---------------------------  -----------
LVUL POLICIES:
  Units in accumulation
     period                         94
  Unit value                    $10.12
---------------------------  -----------
                                   950
---------------------------  -----------
NET ASSETS                      $  950
---------------------------  -----------
                             -----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF OPERATIONS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE SIX-MONTH
PERIOD ENDED JUNE 30, 1999*



                                                                                     AIM
                                         AIM V.I.        AIM V.I.      AIM           V.I.             AIM
                                         CAPITAL         DIVERSIFIED   V.I.          INTERNATIONAL    V.I.
                                         APPRECIATION    INCOME        GROWTH        EQUITY           VALUE
                             COMBINED    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------
PERIOD FROM JUNE 18, 1998
  TO DECEMBER 31, 1998
Net Investment Income:
  Dividends from investment
     income                  $   38,020     $      508     $   7,032     $   2,314           $   --     $   3,875
  Dividends from net
     realized gains on
     investments                119,630          9,006         2,243        43,375               --        34,275
Mortality and expense
   guarantees
  VUL I                         (12,114)          (528)         (244)         (893)              --          (797)
  LVUL                               --             --            --            --               --            --
---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
NET INVESTMENT INCOME           145,536          8,986         9,031        44,796               --        37,353
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments              13,135            572          (231)        1,004               --         2,502
  Net change in unrealized
     appreciation or
     depreciation on
     investments                502,853         44,531        (7,193)       70,745               --        69,059
---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                  515,988         45,103        (7,424)       71,749               --        71,561
---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS           $  661,524     $   54,089     $   1,607     $ 116,545           $   --     $ 108,914

---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
                             ----------  -------------   -----------   -----------   --------------   -----------
SIX-MONTH PERIOD ENDED JUNE 30, 1999
  (UNAUDITED)
Net Investment Income:
  Dividends from investment
     income                  $  482,512     $       --     $      --     $      --           $   --     $      --
  Dividends from net
     realized gains on
     investments                     --             --            --            --               --            --
MORTALITY AND EXPENSE GUARANTEES
  VUL I                         (92,965)        (4,508)         (998)       (6,786)              --        (9,807)
  LVUL                              (84)            --            --            (6)              (1)           (4)
---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
NET INVESTMENT INCOME           389,463         (4,508)         (998)       (6,792)              (1)       (9,811)
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments              77,579          8,321          (305)       15,708               --         9,837
  Net change in unrealized
     appreciation or
     depreciation on
     investments              1,786,355        148,223        (6,162)      219,406               29       326,727
---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                1,863,934        156,544        (6,467)      235,114               29       336,564
---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS           $2,253,397     $  152,036     $  (7,465)    $ 228,322           $   28     $ 326,753
---------------------------  ----------  -------------   -----------   -----------   --------------   -----------
                             ----------  -------------   -----------   -----------   --------------   -----------


* Information with respect to the six-month period ended June 30, 1999 is unaudited.

See accompanying notes.

                                                                                                                     DELAWARE
                             BARON           BT              BT            BT            DELAWARE      DELAWARE      PREMIUM
                             CAPITAL         EAFE            EQUITY        SMALL         PREMIUM       PREMIUM       EMERGING
                             ASSET           EQUITY INDEX    500 INDEX     CAP INDEX     DELCHESTER    DEVON         MARKETS
                             SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
PERIOD FROM JUNE 18, 1998
  TO DECEMBER 31, 1998
Net Investment Income:
  Dividends from investment
     income                        $    --         $    --     $   4,231        $   --        $   --        $   --     $      --
  Dividends from net
     realized gains on
     investments                        --              --        27,082            --            --            --            --
Mortality and expense
   guarantees
  VUL I                                 --              --        (2,531)           --            --            --           (17)
  LVUL                                  --              --            --            --            --            --            --
---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
NET INVESTMENT INCOME                   --              --        28,782            --            --            --           (17)
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                     --              --         3,674            --            --            --           (75)
  Net change in unrealized
     appreciation or
     depreciation on
     investments                        --              --       111,040            --            --            --          (512)
---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                          --              --       114,714            --            --            --          (587)
---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS                 $    --         $    --     $ 143,496        $   --        $   --        $   --     $    (604)

---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
                             -------------   -------------   -----------   -----------   -----------   -----------   -----------
SIX-MONTH PERIOD ENDED JUNE 30, 1999
  (UNAUDITED)
Net Investment Income:
  Dividends from investment
     income                        $    12         $    --     $      --        $   --        $   14        $   --     $     747
  Dividends from net
     realized gains on
     investments                        --              --            --            --            --            --            --
MORTALITY AND EXPENSE GUARANTEES
  VUL I                                 --              --       (20,305)           --            --            --          (173)
  LVUL                                  (1)             (1)           (2)           (1)           (1)           (1)           (1)
---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
NET INVESTMENT INCOME                   11              (1)      (20,307)           (1)           13            (1)          573
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                     --              --        57,791            --            (1)           --           203
  Net change in unrealized
     appreciation or
     depreciation on
     investments                       (12)             21       506,405            59           (34)           20        11,498
---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                         (12)             21       564,196            59           (35)           20        11,701
---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS                 $    (1)        $    20     $ 543,889        $   58        $  (22)       $   19     $  12,274
---------------------------  -------------   -------------   -----------   -----------   -----------   -----------   -----------
                             -------------   -------------   -----------   -----------   -----------   -----------   -----------


                             PREMIUM       DELAWARE        DELAWARE      VIP           VIP II
                             SMALL         PREMIUM         PREMIUM       EQUITY-       ASSET
                             CAP VALUE     REIT            TREND         INCOME        MANAGER
                             SUBACCOUNT    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
---------------------------
PERIOD FROM JUNE 18, 1998
  TO DECEMBER 31, 1998
Net Investment Income:
  Dividends from investment
     income                    $      --         $    --     $      --     $      --     $      --
  Dividends from net
     realized gains on
     investments                      --              --            --            --            --
Mortality and expense
   guarantees
  VUL I                             (247)             --          (225)         (881)          (73)
  LVUL                                --              --            --            --            --
---------------------------  -----------   -------------   -----------   -----------   -----------
NET INVESTMENT INCOME               (247)             --          (225)         (881)          (73)
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                  946              --           593         1,374           362
  Net change in unrealized
     appreciation or
     depreciation on
     investments                  19,663              --        30,739        48,819         4,003
---------------------------  -----------   -------------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                    20,609              --        31,332        50,193         4,365
---------------------------  -----------   -------------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS             $  20,362         $    --     $  31,107     $  49,312     $   4,292
---------------------------  -----------   -------------   -----------   -----------   -----------
                             -----------   -------------   -----------   -----------   -----------
SIX-MONTH PERIOD ENDED JUNE
  (UNAUDITED)
Net Investment Income:
  Dividends from investment
     income                    $  10,427         $    --     $      46     $  58,626     $   9,528
  Dividends from net
     realized gains on
     investments                      --              --            --            --            --
MORTALITY AND EXPENSE GUARA
  VUL I                           (3,049)             --        (2,198)       (7,741)       (1,111)
  LVUL                                (1)             (1)           (1)           --            --
---------------------------  -----------   -------------   -----------   -----------   -----------
NET INVESTMENT INCOME              7,377              (1)       (2,153)       50,885         8,417
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments              (11,771)             --         1,953         6,678           208
  Net change in unrealized
     appreciation or
     depreciation on
     investments                  77,681              (1)      133,052       206,718         9,020
---------------------------  -----------   -------------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                    65,910              (1)      135,005       213,396         9,228
---------------------------  -----------   -------------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS             $  73,287         $    (2)    $ 132,852     $ 264,281     $  17,645
---------------------------  -----------   -------------   -----------   -----------   -----------
                             -----------   -------------   -----------   -----------   -----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF OPERATIONS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE SIX-MONTH
PERIOD ENDED JUNE 30, 1999*



                                                            FIDELITY                       JANUS
                             FIDELITY         FIDELITY      VIP III          JANUS         ASPEN
                             VIP II           VIP II        GROWTH           ASPEN         SERIES
                             CONTRAFUND       INVESTMENT    OPPORTUNITIES    SERIES        WORLDWIDE     LN
                             SERVICE CLASS    GRADE BOND    SERVICE CLASS    BALANCED      GROWTH        BOND
                             SUBACCOUNT       SUBACCOUNT    SUBACCOUNT       SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------
PERIOD FROM JUNE 18, 1998
  TO DECEMBER 31, 1998
Net Investment Income:
  Dividends from investment
     income                         $    --     $      --          $    --        $   --        $   --        $   --
  Dividends from net
     realized gains on
     investments                         --            --               --            --            --            --
Mortality and expense
   guarantees
  VUL I                                  --          (461)              --            --            --            --
  LVUL                                   --            --               --            --            --            --
---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
NET INVESTMENT INCOME                    --          (461)              --            --            --            --
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                      --            72               --            --            --            --
  Net change in unrealized
     appreciation or
     depreciation on
     investments                         --         5,094               --            --            --            --
---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                           --         5,166               --            --            --            --
---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS                  $    --     $   4,705          $    --        $   --        $   --        $   --

---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
                             --------------   -----------   --------------   -----------   -----------   -----------
SIX-MONTH PERIOD ENDED JUNE 30, 1999
  (UNAUDITED)
Net Investment Income:
  Dividends from investment
     income                         $    --     $  27,955          $    --        $   45        $    3        $   --
  Dividends from net
     realized gains on
     investments                         --            --               --            --            --            --
MORTALITY AND EXPENSE GUARANTEES
  VUL I                                  --        (3,642)              --            --            --            --
  LVUL                                   (2)           --               (1)           (2)           (2)           (2)
---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
NET INVESTMENT INCOME                    (2)       24,313               (1)           43             1            (2)
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                      --        (1,912)              --            --            --            --
  Net change in unrealized
     appreciation or
     depreciation on
     investments                        203       (44,481)              67           126           149             3
---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                          203       (46,393)              67           126           149             3
---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS                  $   201     $ (22,080)         $    66        $  169        $  150        $    1
---------------------------  --------------   -----------   --------------   -----------   -----------   -----------
                             --------------   -----------   --------------   -----------   -----------   -----------


* Information with respect to the six-month period ended June 30, 1999 is unaudited.

See accompanying notes.

                                                           LN
                             LN              LN            GLOBAL        LN            LN            MFS           MFS
                             CAPITAL         EQUITY        ASSET         MONEY         SOCIAL        EMERGING      TOTAL
                             APPRECIATION    INCOME        ALLOCATION    MARKET        AWARENESS     GROWTH        RETURN
                             SUBACCOUNT      SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
PERIOD FROM JUNE 18, 1998
  TO DECEMBER 31, 1998
Net Investment Income:
  Dividends from investment
     income                        $    --        $   --        $   --     $  19,001        $   --     $      --     $      --
  Dividends from net
     realized gains on
     investments                        --            --            --            --            --            --            --
Mortality and expense
   guarantees
  VUL I                                 --            --            --        (3,216)           --          (252)         (451)
  LVUL                                  --            --            --            --            --            --            --
---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
NET INVESTMENT INCOME                   --            --            --        15,785            --          (252)         (451)
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                     --            --            --            --            --           592           599
  Net change in unrealized
     appreciation or
     depreciation on
     investments                        --            --            --            --            --        41,059        18,520
---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                          --            --            --            --            --        41,651        19,119
---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS                 $    --        $   --        $   --     $  15,785        $   --     $  41,399     $  18,668

---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
                             -------------   -----------   -----------   -----------   -----------   -----------   -----------
SIX-MONTH PERIOD ENDED JUNE 30, 1999
  (UNAUDITED)
Net Investment Income:
  Dividends from investment
     income                        $    --        $   --        $   --     $  78,330        $   --     $      --     $  66,248
  Dividends from net
     realized gains on
     investments                        --            --            --            --            --            --            --
MORTALITY AND EXPENSE GUARANTEES
  VUL I                                 --            --            --       (14,034)           --        (3,214)       (4,433)
  LVUL                                  (1)           (1)           (1)          (34)           (5)           (2)           (1)
---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
NET INVESTMENT INCOME                   (1)           (1)           (1)       64,262            (5)       (3,216)       61,814
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                     --            --            --            --            --         6,385         1,329
  Net change in unrealized
     appreciation or
     depreciation on
     investments                        56            12             9            --           449       104,048         1,232
---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                          56            12             9            --           449       110,433         2,561
---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS                 $    55        $   11        $    8     $  64,262        $  444     $ 107,217     $  64,375
---------------------------  -------------   -----------   -----------   -----------   -----------   -----------   -----------
                             -------------   -----------   -----------   -----------   -----------   -----------   -----------


                                           AMT                         ACCUMULATION    OCC
                             MFS           MID-CAP       AMT           GLOBAL          ACCUMULATION
                             UTILITIES     GROWTH        PARTNERS      EQUITY          MANAGED
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
---------------------------
PERIOD FROM JUNE 18, 1998
  TO DECEMBER 31, 1998
Net Investment Income:
  Dividends from investment
     income                    $      --        $   --        $   --      $    1,059      $       --
  Dividends from net
     realized gains on
     investments                      --            --            --           3,647               2
Mortality and expense
   guarantees
  VUL I                             (319)           --            --            (104)           (140)
  LVUL                                --            --            --              --              --
---------------------------  -----------   -----------   -----------   -------------   -------------
NET INVESTMENT INCOME               (319)           --            --           4,602            (138)
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                  600            --            --             660              85
  Net change in unrealized
     appreciation or
     depreciation on
     investments                  15,337            --            --           1,012           4,808
---------------------------  -----------   -----------   -----------   -------------   -------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                    15,937            --            --           1,672           4,893
---------------------------  -----------   -----------   -----------   -------------   -------------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS             $  15,618        $   --        $   --      $    6,274      $    4,755
---------------------------  -----------   -----------   -----------   -------------   -------------
                             -----------   -----------   -----------   -------------   -------------
SIX-MONTH PERIOD ENDED JUNE
  (UNAUDITED)
Net Investment Income:
  Dividends from investment
     income                    $  42,942        $   --        $   --      $      367      $   12,908
  Dividends from net
     realized gains on
     investments                      --            --            --              --              --
MORTALITY AND EXPENSE GUARA
  VUL I                           (2,191)           --            --            (758)         (1,235)
  LVUL                                (1)           (1)           (1)             --              --
---------------------------  -----------   -----------   -----------   -------------   -------------
NET INVESTMENT INCOME             40,750            (1)           (1)           (391)         11,673
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                1,597            --            --             395             306
  Net change in unrealized
     appreciation or
     depreciation on
     investments                  14,760            69             8          24,058          10,873
---------------------------  -----------   -----------   -----------   -------------   -------------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                    16,357            69             8          24,453          11,179
---------------------------  -----------   -----------   -----------   -------------   -------------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS             $  57,107        $   68        $    7      $   24,062      $   22,852
---------------------------  -----------   -----------   -----------   -------------   -------------
                             -----------   -----------   -----------   -------------   -------------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF OPERATIONS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE SIX-MONTH
PERIOD ENDED JUNE 30, 1999*



                             TEMPLETON                      TEMPLETON                      TEMPLETON
                             VARIABLE      TEMPLETON        VARIABLE         TEMPLETON     VARIABLE
                             PRODUCTS      VARIABLE         PRODUCTS         VARIABLE      PRODUCTS
                             ASSET         PRODUCTS         INTERNATIONAL    PRODUCTS      STOCK
                             ALLOCATION    INTERNATIONAL    CLASS 2          STOCK         CLASS 2
                             SUBACCOUNT    SUBACCOUNT       SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------------
PERIOD FROM JUNE 18, 1998
  TO DECEMBER 31, 1998
Net Investment Income:
  Dividends from investment
     income                    $      --      $        --          $    --     $      --        $   --
  Dividends from net
     realized gains on
     investments                      --               --               --            --            --
Mortality and expense
   guarantees
  VUL I                              (45)            (582)              --          (108)           --
  LVUL                                --               --               --            --            --
---------------------------  -----------   --------------   --------------   -----------   -----------
NET INVESTMENT INCOME                (45)            (582)              --          (108)           --
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                  234             (357)              --           (71)           --
  Net change in unrealized
     appreciation or
     depreciation on
     investments                   2,272           21,136               --         2,721            --
---------------------------  -----------   --------------   --------------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                     2,506           20,779               --         2,650            --
---------------------------  -----------   --------------   --------------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS             $   2,461      $    20,197          $    --     $   2,542        $   --

---------------------------  -----------   --------------   --------------   -----------   -----------
                             -----------   --------------   --------------   -----------   -----------
SIX-MONTH PERIOD ENDED JUNE 30, 1999
  (UNAUDITED)
Net Investment Income:
  Dividends from investment
     income                    $  12,192      $   144,834          $    --     $  17,288        $   --
  Dividends from net
     realized gains on
     investments                      --               --               --            --            --
MORTALITY AND EXPENSE GUARANTEES
  VUL I                             (370)          (5,641)              --          (771)           --
  LVUL                                --               --               (4)           --            (1)
---------------------------  -----------   --------------   --------------   -----------   -----------
NET INVESTMENT INCOME             11,822          139,193               (4)       16,517            (1)
Net Realized and Unrealized
   Gain (Loss) on
   Investments:
  Net realized gain (loss)
     on investments                 (135)         (17,857)              --        (1,151)           --
  Net change in unrealized
     appreciation or
     depreciation on
     investments                  (3,463)          35,242               14        10,259            12
---------------------------  -----------   --------------   --------------   -----------   -----------
NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON
   INVESTMENTS                    (3,598)          17,385               14         9,108            12
---------------------------  -----------   --------------   --------------   -----------   -----------
NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS             $   8,224      $   156,578          $    10     $  25,625        $   11
---------------------------  -----------   --------------   --------------   -----------   -----------
                             -----------   --------------   --------------   -----------   -----------


* Information with respect to the six-month period ended June 30, 1999 is unaudited.

See accompanying notes.

THIS PAGE WAS INTENTIONALLY LEFT BLANK.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF CHANGES IN NET ASSETS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE SIX-MONTH
PERIOD ENDED JUNE 30, 1999*



                                                       AIM             AIM
                                                       V.I.            V.I.          AIM
                                                       CAPITAL         DIVERSIFIED   V.I.
                                                       APPRECIATION    INCOME        GROWTH
                                         COMBINED      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
------------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                  $    145,536    $    8,986      $  9,031    $    44,796
  Net realized gain (loss) on
     investments                               13,135           572          (231)         1,004
  Net change in unrealized appreciation
     or depreciation on investments           502,853        44,531        (7,193)        70,745
---------------------------------------  ------------  -------------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                            661,524        54,089         1,607        116,545
---------------------------------------  ------------  -------------   -----------   -----------
Change From Unit Transactions:
  Participant purchases                    20,516,015       440,198       220,792        871,193
  Participant withdrawals                  (6,789,814)      (27,149)      (42,127)       (56,295)
---------------------------------------  ------------  -------------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                  13,726,201       413,049       178,665        814,898
---------------------------------------  ------------  -------------   -----------   -----------
TOTAL INCREASE IN NET ASSETS               14,387,725       467,138       180,272        931,443
---------------------------------------  ------------  -------------   -----------   -----------
NET ASSETS AT DECEMBER 31, 1998            14,387,725       467,138       180,272        931,443
---------------------------------------  ------------  -------------   -----------   -----------
                                         ------------  -------------   -----------   -----------
Changes From Operations:
  Net investment income (loss)                389,463        (4,508)         (998)        (6,792)
  Net realized gain (loss) on
     investments                               77,579         8,321          (305)        15,708
  Net change in unrealized appreciation
     or depreciation on investments         1,786,355       148,223        (6,162)       219,406
---------------------------------------  ------------  -------------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                          2,253,397       152,036        (7,465)       228,322
---------------------------------------  ------------  -------------   -----------   -----------
Change From Unit Transactions:
  Participant purchases                    29,833,222     1,427,160       192,943      1,725,788
  Participant withdrawals                 (10,862,134)      (94,719)      (28,262)      (164,134)
---------------------------------------  ------------  -------------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS        18,971,088     1,332,441       164,681      1,561,654
---------------------------------------  ------------  -------------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS    21,224,485     1,484,477       157,216      1,789,976
---------------------------------------  ------------  -------------   -----------   -----------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)  $ 35,612,210    $1,951,615      $337,488    $ 2,721,419
---------------------------------------  ------------  -------------   -----------   -----------
                                         ------------  -------------   -----------   -----------



                                                       DELAWARE      DELAWARE
                                         DELAWARE      PREMIUM       PREMIUM       DELAWARE
                                         PREMIUM       EMERGING      SMALL         PREMIUM
                                         DEVON         MARKETS       CAP VALUE     REIT
                                         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                     $   --       $    (17)   $      (247)     $   --
  Net realized gain (loss) on
     investments                                --            (75)           946          --
  Net change in unrealized appreciation
     or depreciation on investments             --           (512)        19,663          --
---------------------------------------  -----------   -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              --           (604)        20,362          --
---------------------------------------  -----------   -----------   -----------   -----------
Change From Unit Transactions:
  Participant purchases                         --         15,958        278,003          --
  Participant withdrawals                       --         (1,610)       (18,198)         --
---------------------------------------  -----------   -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                       --         14,348        259,805          --
---------------------------------------  -----------   -----------   -----------   -----------
TOTAL INCREASE IN NET ASSETS                    --         13,744        280,167          --
---------------------------------------  -----------   -----------   -----------   -----------
NET ASSETS AT DECEMBER 31, 1998                 --         13,744        280,167          --
---------------------------------------  -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------
Changes From Operations:
  Net investment income (loss)                  (1)           573          7,377          (1)
  Net realized gain (loss) on
     investments                                --            203        (11,771)         --
  Net change in unrealized appreciation
     or depreciation on investments             20         11,498         77,681          (1)
---------------------------------------  -----------   -----------   -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              19         12,274         73,287          (2)
---------------------------------------  -----------   -----------   -----------   -----------
Change From Unit Transactions:
  Participant purchases                      1,000        177,119        975,868       1,000
  Participant withdrawals                      (61)       (13,622)       (73,836)        (60)
---------------------------------------  -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS            939        163,497        902,032         940
---------------------------------------  -----------   -----------   -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS        958        175,771        975,319         938
---------------------------------------  -----------   -----------   -----------   -----------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)     $  958       $189,515    $ 1,255,486      $  938
---------------------------------------  -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------


* Information with respect to the six-month period ended June 30, 1999 is unaudited.

See accompanying notes.

                                         AIM
                                         V.I.             AIM              BARON         BT              BT              BT
                                         INTERNATIONAL    V.I.             CAPITAL       EAFE            EQUITY          SMALL
                                         EQUITY           VALUE            ASSET         EQUITY INDEX    500 INDEX       CAP INDEX
                                         SUBACCOUNT       SUBACCOUNT       SUBACCOUNT    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                      $   --       $       37,353      $   --         $   --      $      28,782      $   --
  Net realized gain (loss) on
     investments                                 --                2,502          --             --              3,674          --
  Net change in unrealized appreciation
     or depreciation on investments              --               69,059          --             --            111,040          --
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                               --              108,914          --             --            143,496          --
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
Change From Unit Transactions:
  Participant purchases                          --            1,007,254          --             --          2,738,345          --
  Participant withdrawals                        --              (61,324)         --             --            (53,631)         --
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                        --              945,930          --             --          2,684,714          --
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
TOTAL INCREASE IN NET ASSETS                     --            1,054,844          --             --          2,828,210          --
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
NET ASSETS AT DECEMBER 31, 1998                  --            1,054,844          --             --          2,828,210          --
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
                                             ------       --------------   -----------       ------      -------------   -----------
Changes From Operations:
  Net investment income (loss)                   (1)              (9,811)         11             (1)           (20,307)         (1)
  Net realized gain (loss) on
     investments                                 --                9,837          --             --             57,791          --
  Net change in unrealized appreciation
     or depreciation on investments              29              326,727         (12)            21            506,405          59
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                               28              326,753          (1)            20            543,889          58
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
Change From Unit Transactions:
  Participant purchases                       1,000            2,717,501       1,000          1,000          4,291,894       2,252
  Participant withdrawals                       (60)            (221,705)        (60)           (60)          (229,912)       (163)
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS             940            2,495,796         940            940          4,061,982       2,089
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS         968            2,822,549         939            960          4,605,871       2,147
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)      $  968       $    3,877,393      $  939         $  960      $   7,434,081      $2,147
---------------------------------------      ------       --------------   -----------       ------      -------------   -----------
                                             ------       --------------   -----------       ------      -------------   -----------


                                         DELAWARE
                                         PREMIUM
                                         DELCHESTER
                                         SUBACCOUNT
---------------------------------------
Changes From Operations:
  Net investment income                     $   --
  Net realized gain (loss) on
     investments                                --
  Net change in unrealized appreciation
     or depreciation on investments             --
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              --
---------------------------------------  -----------
Change From Unit Transactions:
  Participant purchases                         --
  Participant withdrawals                       --
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                       --
---------------------------------------  -----------
TOTAL INCREASE IN NET ASSETS                    --
---------------------------------------  -----------
NET ASSETS AT DECEMBER 31, 1998                 --
---------------------------------------  -----------
                                         -----------
Changes From Operations:
  Net investment income (loss)                  13
  Net realized gain (loss) on
     investments                                (1)
  Net change in unrealized appreciation
     or depreciation on investments            (34)
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                             (22)
---------------------------------------  -----------
Change From Unit Transactions:
  Participant purchases                      1,781
  Participant withdrawals                     (124)
---------------------------------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS          1,657
---------------------------------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS      1,635
---------------------------------------  -----------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)     $1,635
---------------------------------------  -----------
                                         -----------


                                                                                                                    FIDELITY
                                                       FIDELITY      FIDELITY      FIDELITY         FIDELITY        VIP III
                                         DELAWARE      VIP           VIP II        VIP II           VIP II          GROWTH
                                         PREMIUM       EQUITY-       ASSET         CONTRAFUND       INVESTMENT      OPPORTUNITIES
                                         TREND         INCOME        MANAGER       SERVICE CLASS    GRADE BOND      SERVICE CLASS
                                         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                    $   (225)   $      (881)    $    (73)       $    --      $        (461)      $   --
  Net realized gain (loss) on
     investments                                593          1,374          362             --                 72           --
  Net change in unrealized appreciation
     or depreciation on investments          30,739         48,819        4,003             --              5,094           --
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                           31,107         49,312        4,292             --              4,705           --
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
Change From Unit Transactions:
  Participant purchases                     316,822        874,010       86,282             --            474,803           --
  Participant withdrawals                   (10,588)       (59,221)      (9,144)            --            (30,157)          --
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                   306,234        814,789       77,138             --            444,646           --
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
TOTAL INCREASE IN NET ASSETS                337,341        864,101       81,430             --            449,351           --
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
NET ASSETS AT DECEMBER 31, 1998             337,341        864,101       81,430             --            449,351           --
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
                                         -----------   -----------   -----------       -------      -------------       ------
Changes From Operations:
  Net investment income (loss)               (2,153)        50,885        8,417             (2)            24,313           (1)
  Net realized gain (loss) on
     investments                              1,953          6,678          208             --             (1,912)          --
  Net change in unrealized appreciation
     or depreciation on investments         133,052        206,718        9,020            203            (44,481)          67
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                          132,852        264,281       17,645            201            (22,080)          66
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
Change From Unit Transactions:
  Participant purchases                     464,896      2,415,862      477,114         22,255          1,086,880        2,467
  Participant withdrawals                   (40,567)      (157,526)     (33,622)        (3,077)           (76,034)        (180)
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS         424,329      2,258,336      443,492         19,178          1,010,846        2,287
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
TOTAL INCREASE (DECREASE) IN NET ASSETS     557,181      2,522,617      461,137         19,379            988,766        2,353
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)    $894,522    $ 3,386,718     $542,567        $19,379      $   1,438,117       $2,353
---------------------------------------  -----------   -----------   -----------       -------      -------------       ------
                                         -----------   -----------   -----------       -------      -------------       ------


                                         JANUS
                                         ASPEN
                                         SERIES
                                         BALANCED
                                         SUBACCOUNT
---------------------------------------
Changes From Operations:
  Net investment income                     $   --
  Net realized gain (loss) on
     investments                                --
  Net change in unrealized appreciation
     or depreciation on investments             --
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              --
---------------------------------------  -----------
Change From Unit Transactions:
  Participant purchases                         --
  Participant withdrawals                       --
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                       --
---------------------------------------  -----------
TOTAL INCREASE IN NET ASSETS                    --
---------------------------------------  -----------
NET ASSETS AT DECEMBER 31, 1998                 --
---------------------------------------  -----------
                                         -----------
Changes From Operations:
  Net investment income (loss)                  43
  Net realized gain (loss) on
     investments                                --
  Net change in unrealized appreciation
     or depreciation on investments            126
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                             169
---------------------------------------  -----------
Change From Unit Transactions:
  Participant purchases                      4,488
  Participant withdrawals                     (257)
---------------------------------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS          4,231
---------------------------------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS      4,400
---------------------------------------  -----------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)     $4,400
---------------------------------------  -----------
                                         -----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M
STATEMENT OF CHANGES IN NET ASSETS
PERIOD FROM JUNE 18, 1998 TO DECEMBER 31, 1998 AND THE SIX-MONTH
PERIOD ENDED JUNE 30, 1999*



                                         JANUS
                                         ASPEN
                                         SERIES                      LN
                                         WORLDWIDE     LN            CAPITAL
                                         GROWTH        BOND          APPRECIATION
                                         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                    $    --        $   --         $   --
  Net realized gain (loss) on
     investments                                --            --             --
  Net change in unrealized appreciation
     or depreciation on investments             --            --             --
---------------------------------------  -----------   -----------       ------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              --            --             --
---------------------------------------  -----------   -----------       ------
Change From Unit Transactions:
  Participant purchases                         --            --             --
  Participant withdrawals                       --            --             --
---------------------------------------  -----------   -----------       ------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                       --            --             --
---------------------------------------  -----------   -----------       ------
TOTAL INCREASE IN NET ASSETS                    --            --             --
---------------------------------------  -----------   -----------       ------
NET ASSETS AT DECEMBER 31, 1998                 --            --             --
---------------------------------------  -----------   -----------       ------
                                         -----------   -----------       ------
Changes From Operations:
  Net investment income (loss)                   1            (2)            (1)
  Net realized gain (loss) on
     investments                                --            --             --
  Net change in unrealized appreciation
     or depreciation on investments            149             3             56
---------------------------------------  -----------   -----------       ------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                             150             1             55
---------------------------------------  -----------   -----------       ------
Change From Unit Transactions:
  Participant purchases                     20,721         2,815          1,345
  Participant withdrawals                   (2,935)         (226)          (137)
---------------------------------------  -----------   -----------       ------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS         17,786         2,589          1,208
---------------------------------------  -----------   -----------       ------
TOTAL INCREASE (DECREASE) IN NET ASSETS     17,936         2,590          1,263
---------------------------------------  -----------   -----------       ------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)    $17,936        $2,590         $1,263
---------------------------------------  -----------   -----------       ------
                                         -----------   -----------       ------



                                                                     OCC
                                         AMT                         ACCUMULATION
                                         MID-CAP       AMT           GLOBAL
                                         GROWTH        PARTNERS      EQUITY
                                         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                     $   --        $   --        $  4,602
  Net realized gain (loss) on
     investments                                --            --             660
  Net change in unrealized appreciation
     or depreciation on investments             --            --           1,012
---------------------------------------  -----------   -----------   -------------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              --            --           6,274
---------------------------------------  -----------   -----------   -------------
Change From Unit Transactions:
  Participant purchases                         --            --          96,433
  Participant withdrawals                       --            --          (5,799)
---------------------------------------  -----------   -----------   -------------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                       --            --          90,634
---------------------------------------  -----------   -----------   -------------
TOTAL INCREASE IN NET ASSETS                    --            --          96,908
---------------------------------------  -----------   -----------   -------------
NET ASSETS AT DECEMBER 31, 1998                 --            --          96,908
---------------------------------------  -----------   -----------   -------------
                                         -----------   -----------   -------------
Changes From Operations:
  Net investment income (loss)                  (1)           (1)           (391)
  Net realized gain (loss) on
     investments                                --            --             395
  Net change in unrealized appreciation
     or depreciation on investments             69             8          24,058
---------------------------------------  -----------   -----------   -------------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              68             7          24,062
---------------------------------------  -----------   -----------   -------------
Change From Unit Transactions:
  Participant purchases                      1,453         1,000         197,117
  Participant withdrawals                     (107)          (61)        (19,030)
---------------------------------------  -----------   -----------   -------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS          1,346           939         178,087
---------------------------------------  -----------   -----------   -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS      1,414           946         202,149
---------------------------------------  -----------   -----------   -------------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)     $1,414        $  946        $299,057
---------------------------------------  -----------   -----------   -------------
                                         -----------   -----------   -------------


* Information with respect to the six-month period ended June 30, 1999 is unaudited.

See accompanying notes.

                                                       LN
                                         LN            GLOBAL        LN              LN            MFS            MFS
                                         EQUITY-       ASSET         MONEY           SOCIAL        EMERGING       TOTAL
                                         INCOME        ALLOCATION    MARKET          AWARENESS     GROWTH         RETURN
                                         SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT     SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                     $   --        $   --     $      15,785     $    --     $       (252)  $       (451)
  Net realized gain (loss) on
     investments                                --            --                --          --              592            599
  Net change in unrealized appreciation
     or depreciation on investments             --            --                --          --           41,059         18,520
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              --            --            15,785          --           41,399         18,668
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
Change From Unit Transactions:
  Participant purchases                         --            --        10,886,091          --          308,188        608,312
  Participant withdrawals                       --            --        (6,303,498)         --          (18,804)       (24,996)
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                       --            --         4,582,593          --          289,384        583,316
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
TOTAL INCREASE IN NET ASSETS                    --            --         4,598,378          --          330,783        601,984
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
NET ASSETS AT DECEMBER 31, 1998                 --            --         4,598,378          --          330,783        601,984
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
                                         -----------   -----------   -------------   -----------   ------------   ------------
Changes From Operations:
  Net investment income (loss)                  (1)           (1)           64,262          (5)          (3,216)        61,814
  Net realized gain (loss) on
     investments                                --            --                --          --            6,385          1,329
  Net change in unrealized appreciation
     or depreciation on investments             12             9                --         449          104,048          1,232
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                              11             8            64,262         444          107,217         64,375
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
Change From Unit Transactions:
  Participant purchases                      1,000         1,000         9,191,111      21,682          997,881        906,986
  Participant withdrawals                      (60)          (60)       (9,288,450)       (210)         (93,468)       (90,355)
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS            940           940           (97,339)     21,472          904,413        816,631
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS        951           948           (33,077)     21,916        1,011,630        881,006
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)     $  951        $  948     $   4,565,301     $21,916     $  1,342,413   $  1,482,990
---------------------------------------  -----------   -----------   -------------   -----------   ------------   ------------
                                         -----------   -----------   -------------   -----------   ------------   ------------


                                         MFS
                                         UTILITIES
                                         SUBACCOUNT
---------------------------------------
Changes From Operations:
  Net investment income                    $   (319)
  Net realized gain (loss) on
     investments                                600
  Net change in unrealized appreciation
     or depreciation on investments          15,337
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                           15,618
---------------------------------------  -----------
Change From Unit Transactions:
  Participant purchases                     323,546
  Participant withdrawals                   (11,122)
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                   312,424
---------------------------------------  -----------
TOTAL INCREASE IN NET ASSETS                328,042
---------------------------------------  -----------
NET ASSETS AT DECEMBER 31, 1998             328,042
---------------------------------------  -----------
                                         -----------
Changes From Operations:
  Net investment income (loss)               40,750
  Net realized gain (loss) on
     investments                              1,597
  Net change in unrealized appreciation
     or depreciation on investments          14,760
---------------------------------------  -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                           57,107
---------------------------------------  -----------
Change From Unit Transactions:
  Participant purchases                     473,750
  Participant withdrawals                   (48,211)
---------------------------------------  -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS         425,539
---------------------------------------  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS     482,646
---------------------------------------  -----------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)    $810,688
---------------------------------------  -----------
                                         -----------



                                                         TEMPLETON                      TEMPLETON                      TEMPLETON
                                                         VARIABLE      TEMPLETON        VARIABLE         TEMPLETON     VARIABLE
                                         OCC             PRODUCTS      VARIABLE         PRODUCTS         VARIABLE      PRODUCTS
                                         ACCUMULATION    ASSET         PRODUCTS         INTERNATIONAL    PRODUCTS      STOCK
                                         MANAGED         ALLOCATION    INTERNATIONAL    CLASS 2          STOCK         CLASS 2
                                         SUBACCOUNT      SUBACCOUNT    SUBACCOUNT       SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
Changes From Operations:
  Net investment income                     $   (138)      $    (45)     $     (582)        $    --        $   (108)      $   --
  Net realized gain (loss) on
     investments                                  85            234            (357)             --             (71)          --
  Net change in unrealized appreciation
     or depreciation on investments            4,808          2,272          21,136              --           2,721           --
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                             4,755          2,461          20,197              --           2,542           --
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
Change From Unit Transactions:
  Participant purchases                      188,146         37,943         643,263              --         100,433           --
  Participant withdrawals                     (9,805)        (3,417)        (35,182)             --          (7,747)          --
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM UNIT TRANSACTIONS                    178,341         34,526         608,081              --          92,686           --
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
TOTAL INCREASE IN NET ASSETS                 183,096         36,987         628,278              --          95,228           --
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
NET ASSETS AT DECEMBER 31, 1998              183,096         36,987         628,278              --          95,228           --
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
                                         -------------   -----------   --------------       -------      -----------   -----------
Changes From Operations:
  Net investment income (loss)                11,673         11,822         139,193              (4)         16,517           (1)
  Net realized gain (loss) on
     investments                                 306           (135)        (17,857)             --          (1,151)          --
  Net change in unrealized appreciation
     or depreciation on investments           10,873         (3,463)         35,242              14          10,259           12
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                            22,852          8,224         156,578              10          25,625           11
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
Change From Unit Transactions:
  Participant purchases                      272,955        105,763       1,421,861          16,709         205,805        1,000
  Participant withdrawals                    (29,313)       (11,155)       (119,798)           (325)        (20,131)         (61)
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS
   RESULTING FROM UNIT TRANSACTIONS          243,642         94,608       1,302,063          16,384         185,674          939
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS      266,494        102,832       1,458,641          16,394         211,299          950
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
NET ASSETS AT JUNE 30, 1999 (UNAUDITED)     $449,590       $139,819      $2,086,919         $16,394        $306,527       $  950
---------------------------------------  -------------   -----------   --------------       -------      -----------   -----------
                                         -------------   -----------   --------------       -------      -----------   -----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M


NOTES TO FINANCIAL STATEMENTS
(UNAUDITED)


1.  ACCOUNTING POLICIES & ACCOUNT INFORMATION

    THE ACCOUNT:
    Lincoln Life Flexible Premium Variable Life Account M (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (Lincoln Life) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on June 18, 1998, are part of the operations of Lincoln Life. The Variable Account consist of two products which are listed below.

      VUL I
      LVUL

    The assets of the Variable Account are owned by Lincoln Life. The portion of the Variable Account's assets supporting the variable life policies may not be used to satisfy liabilities arising out of any other business of Lincoln Life.

    BASIS OF PRESENTATION:
    The accompanying financial statements have been prepared in accordance with generally accepted accounting principles for unit investment trusts.

    INVESTMENTS:
    The assets of the Variable Account are divided into variable sub-accounts each of which is invested in shares of one of forty portfolios of thirteen diversified open-end management investment companies, each portfolio with its own investment objective. The variable sub-accounts are:

    AIM Variable Insurance Funds, Inc.:
      AIM V.I. Capital Appreciation Fund
      AIM V.I. Diversified Income Fund
      AIM V.I. Growth Fund
      AIM V.I. International Equity Fund
      AIM V.I. Value Fund

    Baron Capital Funds Trust:
      Baron Capital Asset Fund

    BT Insurance Funds Trust:
      EAFE Equity Index Fund
      Equity 500 Index Fund
      Small Cap Index Fund

    Delaware Group Premium Fund, Inc.:
      Delchester Series
      Devon Series
      Emerging Markets Series
      REIT Series
      Small Cap Value Series
      Trend Series

    Fidelity Variable Insurance Products Fund:
      Equity-Income Portfolio

    Fidelity Variable Insurance Products Fund II:
      Asset Manager Portfolio
      Contrafund Portfolio--Service Class
      Investment Grade Bond Portfolio

    Fidelity Variable Insurance Products Fund III:
      Growth Opportunities Portfolio--Service Class

    Janus Aspen Series:
      Janus Aspen Series Balanced Portfolio
      Janus Aspen Series Worldwide Growth Portfolio

    Lincoln National (LN):
      LN Bond Fund, Inc.
      LN Capital Appreciation Fund, Inc.
      LN Equity-Income Fund, Inc.
      LN Global Asset Allocation Fund, Inc.
      LN Money Market Fund, Inc.
      LN Social Awareness Fund, Inc.

    MFS Variable Insurance Trust:
      MFS Emerging Growth Series
      MFS Total Return Series
      MFS Utilities Series

    Neuberger Berman Advisers Management Trust (AMT):
      AMT Mid-Cap Growth Portfolio
      AMT Partners Portfolio

    OCC Accumulation Trust:
      OCC Accumulation Global Equity Portfolio
      OCC Accumulation Managed Portfolio

    Templeton Variable Products Series Fund:
      Templeton Asset Allocation Fund
      Templeton International Fund
      Templeton International Fund--Class 2
      Templeton Stock Fund
      Templeton Stock Fund--Class 2

    Investments in the variable sub-accounts are stated at the closing net asset value per share on June 30, 1999, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

    Investment transactions are accounted for on a trade date basis. The cost of investments sold is determined by the average cost method.

    DIVIDENDS:
    Dividends paid to the Variable Account are automatically reinvested in shares of the variable sub-accounts on the payable date. Dividend income is recorded on the ex-dividend date.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

(UNAUDITED)


1.  ACCOUNTING POLICIES & ACCOUNT INFORMATION (CONTINUED)
    FEDERAL INCOME TAXES:
    Operations of the Variable Account form a part of and are taxed with operations of Lincoln Life, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code. Using current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

2. MORTALITY AND EXPENSE GUARANTEES & OTHER TRANSACTIONS WITH AFFILIATES Amounts are paid to Lincoln Life for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The mortality and expense risk charges for each of the variable sub-accounts are reported in the statement of operations. The rates are as follows for the two policy types within the Variable Account.

      VUL I is currently at an annual rate of .80% for policy years one through twelve and .55% thereafter.

      LVUL is currently at an annual rate of .75% for policy years one through ten, .35% for policy years eleven through twenty and .20% thereafter.

    Prior to the allocation of premiums to the Variable Account, Lincoln Life deducts a premium load of 5% of each premium payment to cover state taxes and federal income tax liabilities and a portion of the sales expenses incurred by Lincoln Life.

    Lincoln Life charges a monthly administrative fee for items such as premium billings and collection, policy value calculation, confirmations and periodic reports. The fees are as follows for the two policy types within the Variable Account.
      VUL I and LVUL are currently $15 per month for the first policy year and $5 per month thereafter, guaranteed not to exceed $10 after the first policy year.

    Lincoln Life assumes responsibility for providing the insurance benefit included in the policy. Lincoln Life charges a monthly deduction of the cost of insurance and any charges for supplemental riders. The cost of insurance charge depends on the attained age, risk classification, gender classification (in accordance with state law) and the current net amount at risk. On a monthly basis, the administrative fee and the cost of insurance charge are deducted proportionately for the value of each variable sub-account and/or fixed account funding options. The fixed account is part of the general account of Lincoln Life and is not included in these financial statements.

    Under certain circumstances, Lincoln Life reserves the right to charge a transfer fee of $25 for each transfer after the twelfth transfer per year between variable sub--accounts. For the period ended June 30, 1999, no transfer fees were deducted from the variable sub--accounts.

    The fees charged by Lincoln Life for premium loads (deducted from premium payments), administrative fees and the amount deducted for the cost of insurance, both of which are included in participant withdrawals in the statement of changes in net assets, for variable sub-accounts for the period ended June 30, 1999 were as follows:

                                                                                          COST OF
                                                                PREMIUM    ADMINISTRATIVE INSURANCE
VARIABLE SUB-ACCOUNTS                                           LOADS      FEES           DEDUCTION
---------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Subaccount                        $  26,853    $   6,349    $  61,511
 -------------------------------------------------------------
AIM V.I. Diversified Income Subaccount                              6,355        1,810       19,961
 -------------------------------------------------------------
AIM V.I. Growth Subaccount                                         42,606       10,507      111,022
 -------------------------------------------------------------
AIM V.I. International Equity Subaccount                               50            3            8
 -------------------------------------------------------------
AIM V.I. Value Subaccount                                          57,081       14,219      144,860
 -------------------------------------------------------------
Baron Capital Asset Subaccount                                         50            3            7
 -------------------------------------------------------------
BT EAFE Equity Index Subaccount                                        50            3            8
 -------------------------------------------------------------
BT Equity 500 Index Subaccount                                     54,165       14,303      161,371
 -------------------------------------------------------------
BT Small Cap Index Subaccount                                         113            8           42
 -------------------------------------------------------------
Delaware Premium Delchester Subaccount                                 89            6           29
 -------------------------------------------------------------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

(UNAUDITED)


2. MORTALITY AND EXPENSE GUARANTEES & OTHER TRANSACTIONS WITH AFFILIATES (CONTINUED)

                                                                                          COST OF
                                                                PREMIUM    ADMINISTRATIVE INSURANCE
VARIABLE SUB-ACCOUNTS                                           LOADS      FEES           DEDUCTION
---------------------------------------------------------------------------------------------------
Delaware Premium Devon Subaccount                               $      50    $       3    $       8
 -------------------------------------------------------------
Delaware Premium Emerging Markets Subaccount                        7,637          707        5,268
 -------------------------------------------------------------
Delaware Premium REIT Subaccount                                       50            3            8
 -------------------------------------------------------------
Delaware Premium Small Cap Value Subaccount                        17,477        5,609       48,276
 -------------------------------------------------------------
Delaware Premium Trend Subaccount                                  11,121        3,331       26,109
 -------------------------------------------------------------
Fidelity VIP Equity-Income Subaccount                              35,663       11,363      110,468
 -------------------------------------------------------------
Fidelity VIP II Asset Manager Subaccount                            9,826        2,169       21,361
 -------------------------------------------------------------
Fidelity VIP II Contrafund Service Class Subaccount                 1,111           32        1,934
 -------------------------------------------------------------
Fidelity VIP II Investment Grade Bond Subaccount                   17,224        4,693       54,062
 -------------------------------------------------------------
Fidelity VIP III Growth Opportunities Service Class Subaccount        121           10           49
 -------------------------------------------------------------
Janus Aspen Subaccount Balanced Subaccount                            153           16           87
 -------------------------------------------------------------
Janus Aspen Subaccount Worldwide Growth Subaccount                  1,034           25        1,876
 -------------------------------------------------------------
LN Bond Subaccount                                                    141           12           73
 -------------------------------------------------------------
LN Capital Appreciation Subaccount                                     67           10           60
 -------------------------------------------------------------
LN Equity-Income Subaccount                                            50            3            8
 -------------------------------------------------------------
LN Global Asset Allocation Subaccount                                  50            3            8
 -------------------------------------------------------------
LN Money Market Subaccount                                        292,474       12,569      434,972
 -------------------------------------------------------------
LN Social Awareness Subaccount                                         50            9          151
 -------------------------------------------------------------
MFS Emerging Growth Subaccount                                     27,930        7,223       58,316
 -------------------------------------------------------------
MFS Total Return Subaccount                                        28,010        5,606       55,455
 -------------------------------------------------------------
MFS Utilities Subaccount                                           14,901        3,149       29,567
 -------------------------------------------------------------
AMT Mid-Cap Growth Subaccount                                          60            7           39
 -------------------------------------------------------------
AMT Partners Subaccount                                                50            3            8
 -------------------------------------------------------------
OCC Accumulation Global Equity Subaccount                           3,834        1,478       13,716
 -------------------------------------------------------------
OCC Accumulation Managed Subaccount                                 4,264        1,879       23,167
 -------------------------------------------------------------
Templeton Asset Allocation Subaccount                               2,824          864        7,462
 -------------------------------------------------------------
Templeton International Subaccount                                 27,629        8,443       79,507
 -------------------------------------------------------------
Templeton International Class 2 Subaccount                            163           16          146
 -------------------------------------------------------------
Templeton Stock Subaccount                                          5,240        2,000       12,741
 -------------------------------------------------------------
Templeton Stock Class 2 Subaccount                                     50            3            8
 -------------------------------------------------------------


    Lincoln Life, upon full surrender of a policy, may charge a surrender charge. This charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs. The amount of the surrender charge, if any, will depend on the amount of the death benefit, the amount of premium payments made during the first two policy years and the age of the policy. In no event will the surrender charge exceed the maximum allowed by state or federal law. No surrender charge is imposed on a partial surrender, but an administrative fee of $25 is imposed, allocated pro-rata among the variable sub-accounts (and, where applicable, the fixed account) from which the partial surrender proceeds are taken. Full surrender charges and partial surrender administrative charges paid to Lincoln Life attributable to the variable sub-accounts for the periond ended June 30, 1999, were $40,170.

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

(UNAUDITED)


3.  NET ASSETS
    The following is a summary of net assets owned at June 30, 1999.

                                          AIM             AIM
                                          V.I.            V.I.
                                          CAPITAL         DIVERSIFIED
                                          APPRECIATION    INCOME
                             COMBINED     SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units           $32,697,289    $1,745,490      $343,346
---------------------------  -----------  -------------   -----------
Accumulated net investment
   income                        534,999         4,478         8,033
---------------------------  -----------  -------------   -----------
Accumulated net realized
   gain (loss) on
   investments                    90,714         8,893          (536)
---------------------------  -----------  -------------   -----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                 2,289,208       192,754       (13,355)
---------------------------  -----------  -------------   -----------
                             $35,612,210    $1,951,615      $337,488
                             -----------  -------------   -----------
                             -----------  -------------   -----------

                                           DELAWARE      DELAWARE
                             DELAWARE      PREMIUM       PREMIUM
                             PREMIUM       EMERGING      SMALL
                             DEVON         MARKETS       CAP VALUE
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units               $939        $177,845    $ 1,161,837
---------------------------     -----      -----------   -----------
Accumulated net investment
   income                          (1)            556          7,130
---------------------------     -----      -----------   -----------
Accumulated net realized
   gain (loss) on
   investments                     --             128        (10,825)
---------------------------     -----      -----------   -----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                     20          10,986         97,344
---------------------------     -----      -----------   -----------
                                 $958        $189,515    $ 1,255,486
---------------------------     -----      -----------   -----------
                                -----      -----------   -----------

                             JANUS
                             ASPEN
                             SERIES                      LN
                             WORLDWIDE     LN            CAPITAL
                             GROWTH        BOND          APPRECIATION
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units             $17,786        $2,589         $1,208
---------------------------  -----------   -----------       ------
Accumulated net investment
   income                            1            (2)            (1)
---------------------------  -----------   -----------       ------
Accumulated net realized
   gain (loss) on
   investments                      --            --             --
---------------------------  -----------   -----------       ------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                     149             3             56
---------------------------  -----------   -----------       ------
                               $17,936        $2,590         $1,263
                             -----------   -----------       ------
                             -----------   -----------       ------

                                                         OCC
                             AMT                         ACCUMULATION
                             MID-CAP       AMT           GLOBAL
                             GROWTH        PARTNERS      EQUITY
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units              $1,346         $939         $268,721
---------------------------  -----------      -----      -------------
Accumulated net investment
   income                           (1)          (1)           4,211
---------------------------  -----------      -----      -------------
Accumulated net realized
   gain (loss) on
   investments                      --           --            1,055
---------------------------  -----------      -----      -------------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                      69            8           25,070
---------------------------  -----------      -----      -------------
                                $1,414         $946         $299,057
                             -----------      -----      -------------
                             -----------      -----      -------------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

(UNAUDITED)

                                         AIM
                             AIM         V.I.             AIM               BARON         BT              BT
                             V.I.        INTERNATIONAL    V.I.              CAPITAL       EAFE            EQUITY
                             GROWTH      EQUITY           VALUE             ASSET         EQUITY INDEX    500 INDEX
                             SUBACCOUNT  SUBACCOUNT       SUBACCOUNT        SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units           $2,376,552       $940        $     3,441,726       $940           $940       $    6,746,696
---------------------------  ----------      -----        ---------------      -----          -----       --------------
Accumulated net investment
   income                        38,004         (1)                27,542         11             (1)               8,475
---------------------------  ----------      -----        ---------------      -----          -----       --------------
Accumulated net realized
   gain (loss) on
   investments                   16,712         --                 12,339         --             --               61,465
---------------------------  ----------      -----        ---------------      -----          -----       --------------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                  290,151         29                395,786        (12)            21              617,445
---------------------------  ----------      -----        ---------------      -----          -----       --------------
                             $2,721,419       $968        $     3,877,393       $939           $960       $    7,434,081
                             ----------      -----        ---------------      -----          -----       --------------
                             ----------      -----        ---------------      -----          -----       --------------


                             BT            DELAWARE
                             SMALL         PREMIUM
                             CAP INDEX     DELCHESTER
                             SUBACCOUNT    SUBACCOUNT
---------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units              $2,089        $1,657
---------------------------  -----------   -----------
Accumulated net investment
   income                           (1)           13
---------------------------  -----------   -----------
Accumulated net realized
   gain (loss) on
   investments                      --            (1)
---------------------------  -----------   -----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                      59           (34)
---------------------------  -----------   -----------
                                $2,147        $1,635
                             -----------   -----------
                             -----------   -----------

                                                                                                                      FIDELITY
                                                         FIDELITY      FIDELITY      FIDELITY         FIDELITY        VIP III
                             DELAWARE      DELAWARE      VIP           VIP II        VIP II           VIP II          GROWTH
                             PREMIUM       PREMIUM       EQUITY-       ASSET         CONTRAFUND       INVESTMENT      OPPORTUNITIES
                             REIT          TREND         INCOME        MANAGER       SERVICE CLASS    GRADE BOND      SERVICE CLASS
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT    SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units               $940        $730,563    $ 3,073,125     $520,630        $19,178      $   1,455,492       $2,287
---------------------------     -----      -----------   -----------   -----------       -------      -------------       ------
Accumulated net investment
   income                          (1)         (2,378)        50,004        8,344             (2)            23,852           (1)
---------------------------     -----      -----------   -----------   -----------       -------      -------------       ------
Accumulated net realized
   gain (loss) on
   investments                     --           2,546          8,052          570             --             (1,840)          --
---------------------------     -----      -----------   -----------   -----------       -------      -------------       ------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                     (1)        163,791        255,537       13,023            203            (39,387)          67
---------------------------     -----      -----------   -----------   -----------       -------      -------------       ------
                                 $938        $894,522    $ 3,386,718     $542,567        $19,379      $   1,438,117       $2,353
                                -----      -----------   -----------   -----------       -------      -------------       ------
                                -----      -----------   -----------   -----------       -------      -------------       ------


                             JANUS
                             ASPEN
                             SERIES
                             BALANCED
                             SUBACCOUNT
---------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units              $4,231
---------------------------  -----------
Accumulated net investment
   income                           43
---------------------------  -----------
Accumulated net realized
   gain (loss) on
   investments                      --
---------------------------  -----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                     126
---------------------------  -----------
                                $4,400
                             -----------
                             -----------

                                           LN
                             LN            GLOBAL        LN              LN            MFS            MFS
                             EQUITY-       ASSET         MONEY           SOCIAL        EMERGING       TOTAL          MFS
                             INCOME        ALLOCATION    MARKET          AWARENESS     GROWTH         RETURN         UTILITIES
                             SUBACCOUNT    SUBACCOUNT    SUBACCOUNT      SUBACCOUNT    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units               $940          $940      $   4,485,254     $21,472     $  1,193,797   $  1,399,947     $737,963
---------------------------     -----         -----      -------------   -----------   ------------   ------------   -----------
Accumulated net investment
   income                          (1)           (1)            80,047          (5)          (3,468)        61,363       40,431
---------------------------     -----         -----      -------------   -----------   ------------   ------------   -----------
Accumulated net realized
   gain (loss) on
   investments                     --            --                 --          --            6,977          1,928        2,197
---------------------------     -----         -----      -------------   -----------   ------------   ------------   -----------
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                     12             9                 --         449          145,107         19,752       30,097
---------------------------     -----         -----      -------------   -----------   ------------   ------------   -----------
                                 $951          $948      $   4,565,301     $21,916     $  1,342,413   $  1,482,990     $810,688
                                -----         -----      -------------   -----------   ------------   ------------   -----------
                                -----         -----      -------------   -----------   ------------   ------------   -----------

                                             TEMPLETON                      TEMPLETON                      TEMPLETON
                                             VARIABLE      TEMPLETON        VARIABLE         TEMPLETON     VARIABLE
                             OCC             PRODUCTS      VARIABLE         PRODUCTS         VARIABLE      PRODUCTS
                             ACCUMULATION    ASSET         PRODUCTS         INTERNATIONAL    PRODUCTS      STOCK
                             MANAGED         ALLOCATION    INTERNATIONAL    CLASS 2          STOCK         CLASS 2
                             SUBACCOUNT      SUBACCOUNT    SUBACCOUNT       SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------
UNIT TRANSACTIONS:
---------------------------
Accumulation units              $421,983       $129,134      $1,910,144         $16,384        $278,360        $939
---------------------------  -------------   -----------   --------------       -------      -----------      -----
Accumulated net investment
   income                         11,535         11,777         138,611              (4)         16,409          (1)
---------------------------  -------------   -----------   --------------       -------      -----------      -----
Accumulated net realized
   gain (loss) on
   investments                       391             99         (18,214)             --          (1,222)         --
---------------------------  -------------   -----------   --------------       -------      -----------      -----
NET UNREALIZED APPRECIATION
   (DEPRECIATION) ON
   INVESTMENTS                    15,681         (1,191)         56,378              14          12,980          12
---------------------------  -------------   -----------   --------------       -------      -----------      -----
                                $449,590       $139,819      $2,086,919         $16,394        $306,527        $950
                             -------------   -----------   --------------       -------      -----------      -----
                             -------------   -----------   --------------       -------      -----------      -----

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

(UNAUDITED)


4.  PURCHASES AND SALES OF INVESTMENTS

    The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for the period ending June 30, 1999.

                                                                            AGGREGATE    AGGREGATE
                                                                            COST OF      PROCEEDS
                                                                            PURCHASES    FROM SALES
                                                                            -----------------------
AIM V.I. Capital Appreciation Fund                                          $ 1,498,514  $  170,549
 -------------------------------------------------------------------------
AIM V.I. Diversified Income Fund                                                177,621      13,935
 -------------------------------------------------------------------------
AIM V.I. Growth Fund                                                          1,698,737     143,837
 -------------------------------------------------------------------------
AIM V.I. International Equity Fund                                                  945           6
 -------------------------------------------------------------------------
AIM V.I. Value Fund                                                           2,624,207     138,161
 -------------------------------------------------------------------------
Baron Capital Asset Fund                                                            957           6
 -------------------------------------------------------------------------
BT EAFE Equity Index Fund                                                           945           6
 -------------------------------------------------------------------------
BT Equity 500 Index Fund                                                      5,175,198   1,133,425
 -------------------------------------------------------------------------
BT Small Cap Index Fund                                                           2,113          25
 -------------------------------------------------------------------------
Delaware Premium Delchester Series                                                1,686          16
 -------------------------------------------------------------------------
Delaware Premium Devon Series                                                       944           6
 -------------------------------------------------------------------------
Delaware Premium Emerging Markets Series                                        166,930       2,856
 -------------------------------------------------------------------------
Delaware Premium REIT Series                                                        945           6
 -------------------------------------------------------------------------
Delaware Premium Small Cap Value Series                                       1,165,714     256,284
 -------------------------------------------------------------------------
Delaware Premium Trend Series                                                   453,518      31,330
 -------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio                                          2,558,300     249,024
 -------------------------------------------------------------------------
Fidelity VIP II Asset Manager Portfolio                                         500,195      48,276
 -------------------------------------------------------------------------
Fidelity VIP II Contrafund Service Class Portfolio                               19,186          10
 -------------------------------------------------------------------------
Fidelity VIP II Investment Grade Bond Portfolio                               1,114,699      79,519
 -------------------------------------------------------------------------
Fidelity VIP III Growth Opportunities Service Class Portfolio                     2,292           6
 -------------------------------------------------------------------------
Janus Aspen Series Balanced Portfolio                                             4,280           6
 -------------------------------------------------------------------------
Janus Aspen Series Worldwide Growth Portfolio                                    17,793           6
 -------------------------------------------------------------------------
LN Bond Fund                                                                      2,618          31
 -------------------------------------------------------------------------
LN Capital Appreciation Fund                                                      1,213           6
 -------------------------------------------------------------------------
LN Equity-Income Fund                                                               945           6
 -------------------------------------------------------------------------
LN Global Asset Allocation Fund                                                     945           6
 -------------------------------------------------------------------------
LN Money Market Fund                                                          6,897,665   6,930,758
 -------------------------------------------------------------------------
LN Social Awareness Fund                                                         21,476           9
 -------------------------------------------------------------------------
MFS Emerging Growth Series                                                      965,326      64,107
 -------------------------------------------------------------------------
MFS Total Return Series                                                         990,957     112,493
 -------------------------------------------------------------------------
MFS Utilities Series                                                            535,995      69,695
 -------------------------------------------------------------------------
AMT Mid-Cap Growth Portfolio                                                      1,350           5
 -------------------------------------------------------------------------
AMT Partners Portfolio                                                              944           6
 -------------------------------------------------------------------------
OCC Accumulation Global Equity Portfolio                                        188,469      10,769
 -------------------------------------------------------------------------
OCC Accumulation Managed Portfolio                                              270,049      14,732
 -------------------------------------------------------------------------
Templeton Asset Allocation Fund                                                 112,638       6,207
 -------------------------------------------------------------------------
Templeton International Fund                                                  1,746,045     304,757
 -------------------------------------------------------------------------
Templeton International Class 2 Fund                                             16,400          20
 -------------------------------------------------------------------------
Templeton Stock Fund                                                            244,993      42,802
 -------------------------------------------------------------------------
Templeton Stock Class 2 Fund                                                        944           6
 -------------------------------------------------------------------------
                                                                            -----------  ----------
                                                                            $29,184,691  $9,823,710
                                                                            -----------  ----------
                                                                            -----------  ----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

(UNAUDITED)


5.  INVESTMENTS

    The following is a summary of investments owned at June 30, 1999.

                                                SHARES       NET ASSET  VALUE OF     COST OF
                                                OUTSTANDING  VALUE      SHARES       SHARES
                                                ------------------------------------------------
AIM V.I. Capital Appreciation Fund                  70,712   $   27.60  $ 1,951,657  $ 1,758,903
 ---------------------------------------------
AIM V.I. Diversified Income Fund                    31,483       10.72      337,495      350,850
 ---------------------------------------------
AIM V.I. Growth Fund                                97,474       27.92    2,721,477    2,431,326
 ---------------------------------------------
AIM V.I. International Equity Fund                      47       20.49          968          939
 ---------------------------------------------
AIM V.I. Value Fund                                129,077       30.04    3,877,477    3,481,691
 ---------------------------------------------
Baron Capital Asset Fund                                60       15.66          939          951
 ---------------------------------------------
BT EAFE Equity Index Fund                               83       11.64          960          939
 ---------------------------------------------
BT Equity 500 Index Fund                           521,701       14.25    7,434,241    6,816,796
 ---------------------------------------------
BT Small Cap Index Fund                                198       10.85        2,147        2,088
 ---------------------------------------------
Delaware Premium Delchester Series                     202        8.07        1,635        1,669
 ---------------------------------------------
Delaware Premium Devon Series                           63       15.14          958          938
 ---------------------------------------------
Delaware Premium Emerging Markets Series            26,432        7.17      189,519      178,533
 ---------------------------------------------
Delaware Premium REIT Series                           100        9.37          938          939
 ---------------------------------------------
Delaware Premium Small Cap Value Series             75,001       16.74    1,255,513    1,158,169
 ---------------------------------------------
Delaware Premium Trend Series                       37,444       23.89      894,541      730,750
 ---------------------------------------------
Fidelity VIP Equity-Income Portfolio               124,286       27.25    3,386,791    3,131,254
 ---------------------------------------------
Fidelity VIP II Asset Manager Portfolio             30,672       17.69      542,579      529,556
 ---------------------------------------------
Fidelity VIP II Contrafund Service Class
Portfolio                                              744       26.06       19,379       19,176
 ---------------------------------------------
Fidelity VIP II Investment Grade Bond
Portfolio                                          119,052       12.08    1,438,148    1,477,535
 ---------------------------------------------
Fidelity VIP III Growth Opportunities Service
Class Portfolio                                        100       23.62        2,353        2,286
 ---------------------------------------------
Janus Aspen Series Balanced Portfolio                  176       24.95        4,400        4,274
 ---------------------------------------------
Janus Aspen Series Worldwide Growth Portfolio          548       32.74       17,936       17,787
 ---------------------------------------------
LN Bond Fund                                           212       12.21        2,590        2,587
 ---------------------------------------------
LN Capital Appreciation Fund                            50       25.11        1,263        1,207
 ---------------------------------------------
LN Equity-Income Fund                                   42       22.74          951          939
 ---------------------------------------------
LN Global Asset Allocation Fund                         60       15.72          948          939
 ---------------------------------------------
LN Money Market Fund                               456,540       10.00    4,565,393    4,565,393
 ---------------------------------------------
LN Social Awareness Fund                               534       41.01       21,916       21,467
 ---------------------------------------------
MFS Emerging Growth Series                          55,427       24.22    1,342,442    1,197,335
 ---------------------------------------------
MFS Total Return Series                             81,935       18.10    1,483,022    1,463,270
 ---------------------------------------------
MFS Utilities Series                                40,074       20.23      810,706      780,609
 ---------------------------------------------
AMT Mid-Cap Growth Portfolio                            85       16.60        1,414        1,345
 ---------------------------------------------
AMT Partners Portfolio                                  46       20.72          946          938
 ---------------------------------------------
OCC Accumulation Global Equity Portfolio            17,138       17.45      299,063      273,993
 ---------------------------------------------
OCC Accumulation Managed Portfolio                  10,087       44.57      449,600      433,919
 ---------------------------------------------
Templeton Asset Allocation Fund                      6,623       21.11      139,822      141,013
 ---------------------------------------------
Templeton International Fund                       105,137       19.85    2,086,965    2,030,587
 ---------------------------------------------
Templeton International Class 2 Fund                   829       19.77       16,394       16,380
 ---------------------------------------------
Templeton Stock Fund                                14,405       21.28      306,533      293,553
 ---------------------------------------------
Templeton Stock Class 2 Fund                            45       21.21          950          938
 ---------------------------------------------                          -----------  -----------
                                                                        $35,612,969  $33,323,761
                                                                        -----------  -----------
                                                                        -----------  -----------

LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

(UNAUDITED)


6.  NEW INVESTMENT FUNDS

    Effective May 3, 1999, the AIM V.I. International Equity Fund, Baron Capital Asset Fund, BT EAFE Equity Index Fund, BT Small Cap Index Fund, Delaware Premium Delchester Series, Delaware Premium Devon Series, Delaware Premium REIT Series, Fidelity VIP II Contrafund Service Class Portfolio, Fidelity VIP III Growth Opportunities Service Class Portfolio, Janus Aspen Series Balanced Portfolio, Janus Aspen Series Worldwide Growth Portfolio, LN Bond Fund, LN Capital Appreciation Fund, LN Equity-Income Fund, LN Global Asset Allocation Fund, AMT Mid-Cap Growth Portfolio, AMT Partners Portfolio, Templeton International Class 2 Fund and Templeton Stock Class 2 Fund became available as investment options for the Variable Account policyholders.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

BALANCE SHEETS -- STATUTORY BASIS

                                                                           DECEMBER 31           JUNE 30
                                                                           1998       1997             1999
                                                                           ---------  ---------  -----------
                                                                                                 (UNAUDITED)
                                                                                                 -----------
                                                                                     (IN MILLIONS)
                                                                           ---------------------------------
ADMITTED ASSETS
CASH AND INVESTMENTS:
Bonds                                                                      $23,830.9  $18,560.7   $24,259.7
-------------------------------------------------------------------------
Preferred stocks                                                               236.0      257.3       243.2
-------------------------------------------------------------------------
Unaffiliated common stocks                                                     259.3      436.0       162.6
-------------------------------------------------------------------------
Affiliated common stocks                                                       322.1      412.1       330.3
-------------------------------------------------------------------------
Mortgage loans on real estate                                                3,932.9    3,012.7     4,088.2
-------------------------------------------------------------------------
Real estate                                                                    473.8      584.4       440.9
-------------------------------------------------------------------------
Policy loans                                                                 1,606.0      660.5     1,609.9
-------------------------------------------------------------------------
Other investments                                                              434.4      335.5       440.9
-------------------------------------------------------------------------
Cash and short-term investments                                              1,725.4    2,133.0     1,414.6
-------------------------------------------------------------------------  ---------  ---------  -----------
Total cash and investments                                                  32,820.8   26,392.2    32,990.3
-------------------------------------------------------------------------
Premiums and fees in course of collection                                       33.3       42.4       (71.0)
-------------------------------------------------------------------------
Accrued investment income                                                      432.8      343.5       473.0
-------------------------------------------------------------------------
Reinsurance recoverable                                                        171.6       71.1       221.3
-------------------------------------------------------------------------
Funds withheld by ceding companies                                              53.7       44.1        36.5
-------------------------------------------------------------------------
Federal income taxes recoverable from parent company                            64.7        6.9        89.5
-------------------------------------------------------------------------
Goodwill                                                                        49.5       52.4        47.6
-------------------------------------------------------------------------
Other admitted assets                                                           89.3       85.6        81.7
-------------------------------------------------------------------------
Separate account assets                                                     36,907.0   31,330.9    41,079.4
-------------------------------------------------------------------------  ---------  ---------  -----------
Total admitted assets                                                      $70,622.7  $58,369.1   $74,948.3
-------------------------------------------------------------------------  ---------  ---------  -----------
                                                                           ---------  ---------  -----------

LIABILITIES AND CAPITAL AND SURPLUS
LIABILITIES:
Future policy benefits and claims                                          $12,310.6  $ 5,872.9   $12,399.1
-------------------------------------------------------------------------
Other policyholder funds                                                    16,647.5   16,360.1    16,705.8
-------------------------------------------------------------------------
Amounts withheld or retained by Company as agent or trustee                    897.6      878.2     1,217.8
-------------------------------------------------------------------------
Funds held under reinsurance treaties                                          795.8      720.4       810.6
-------------------------------------------------------------------------
Asset valuation reserve                                                        484.5      450.0       488.4
-------------------------------------------------------------------------
Interest maintenance reserve                                                   159.7      135.4       122.5
-------------------------------------------------------------------------
Other liabilities                                                              504.5      294.7       427.3
-------------------------------------------------------------------------
Short-term loan payable to parent company                                      140.0      120.0          --
-------------------------------------------------------------------------
Net transfers due from separate accounts                                      (789.0)    (761.9)     (789.2)
-------------------------------------------------------------------------
Separate account liabilities                                                36,907.0   31,330.9    41,079.4
-------------------------------------------------------------------------  ---------  ---------  -----------
Total liabilities                                                           68,058.2   55,400.7    72,461.7
-------------------------------------------------------------------------

CAPITAL AND SURPLUS:
Common stock, $2.50 par value:
  Authorized, issued and outstanding shares -- 10 million (owned by
  Lincoln National Corporation)                                                 25.0       25.0        25.0
-------------------------------------------------------------------------
Surplus notes due to Lincoln National Corporation                            1,250.0         --     1,250.0
-------------------------------------------------------------------------
Paid-in surplus                                                              1,930.1    1,821.8     1,942.6
-------------------------------------------------------------------------
Unassigned surplus (deficit)                                                  (640.6)   1,121.6      (731.0)
-------------------------------------------------------------------------  ---------  ---------  -----------
Total capital and surplus                                                    2,564.5    2,968.4     2,486.6
-------------------------------------------------------------------------  ---------  ---------  -----------
Total liabilities and capital and surplus                                  $70,622.7  $58,369.1   $74,948.3
-------------------------------------------------------------------------  ---------  ---------  -----------
                                                                           ---------  ---------  -----------

See accompanying notes.                                                      L-1

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF OPERATIONS -- STATUTORY BASIS

                                                                  YEAR ENDED DECEMBER 31  SIX MONTHS ENDED
                                                                                          JUNE 30    JUNE 30
                                                                  1998             1997   1999       1998
                                                                  ---------  -----------  ---------  ---------
                                                                                              (UNAUDITED)
                                                                                          --------------------
                                                                                 (IN MILLIONS)
                                                                  --------------------------------------------
PREMIUMS AND OTHER REVENUES:
Premiums and deposits                                             $12,737.6   $ 5,589.0   $ 3,666.0  $ 7,753.7
----------------------------------------------------------------
Net investment income                                               2,107.2     1,847.1     1,100.7    1,050.7
----------------------------------------------------------------
Amortization of interest maintenance reserve                           26.4        41.5        12.9       11.7
----------------------------------------------------------------
Commissions and expense allowances on reinsurance ceded               179.9        99.7       380.7       82.2
----------------------------------------------------------------
Expense charges on deposit funds                                      134.6       119.3        83.8       83.3
----------------------------------------------------------------
Separate account investment management and administration
service fees                                                          396.3       325.5       210.3      195.7
----------------------------------------------------------------
Other income                                                           31.3        21.3        68.8       11.6
----------------------------------------------------------------  ---------  -----------  ---------  ---------
Total revenues                                                     15,613.3     8,043.4     5,523.2    9,188.9
----------------------------------------------------------------

BENEFITS AND EXPENSES:
Benefits and settlement expenses                                   13,964.1     4,522.1     4,459.7    7,875.4
----------------------------------------------------------------
Underwriting, acquisition, insurance and other expenses             2,919.4     3,053.9       635.7    2,140.2
----------------------------------------------------------------  ---------  -----------  ---------  ---------
Total benefits and expenses                                        16,883.5     7,576.0     5,095.4   10,015.6
----------------------------------------------------------------  ---------  -----------  ---------  ---------
Gain (loss) from operations before dividends to policyholders,
income taxes and net realized gain on investments                  (1,270.2)      467.4       427.8     (826.7)
----------------------------------------------------------------
Dividends to policyholders                                             67.9        27.5        41.3       28.6
----------------------------------------------------------------  ---------  -----------  ---------  ---------
Gain (loss) from operations before federal income taxes and net
realized gain on investments                                       (1,338.1)      439.9       386.5     (855.3)
----------------------------------------------------------------
Federal income taxes (credit)                                        (141.0)       78.3       104.3      (29.7)
----------------------------------------------------------------  ---------  -----------  ---------  ---------
Gain (loss) from operations before net realized gain on
investments                                                        (1,197.1)      361.6       282.2     (825.6)
----------------------------------------------------------------
Net realized gain on investments, net of income tax expense and
excluding net transfers to the interest maintenance reserve            46.8        31.3        58.4       44.2
----------------------------------------------------------------  ---------  -----------  ---------  ---------
Net income (loss)                                                 $(1,150.3)  $   392.9   $   340.6  $  (781.4)
----------------------------------------------------------------  ---------  -----------  ---------  ---------
                                                                  ---------  -----------  ---------  ---------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS -- STATUTORY BASIS

                                                                   YEAR ENDED DECEMBER 31    SIX MONTHS ENDED
                                                                                             JUNE 30    JUNE 30
                                                                         1998         1997   1999       1998
                                                                   -----------  -----------  ---------  ---------
                                                                                                 (UNAUDITED)
                                                                                             --------------------
                                                                                   (IN MILLIONS)
                                                                   ----------------------------------------------
Capital and surplus at beginning of year                            $ 2,968.4    $ 1,962.6   $ 2,564.5  $ 2,968.4
-----------------------------------------------------------------
Correction of prior year's asset valuation reserve                         --        (37.6)         --         --
-----------------------------------------------------------------
Correction of prior year's admitted assets                                 --        (57.0)         --         --
-----------------------------------------------------------------  -----------  -----------  ---------  ---------
                                                                      2,968.4      1,868.0     2,564.5    2,968.4
CAPITAL AND SURPLUS INCREASE (DECREASE):
Net income (loss)                                                    (1,150.3)       392.9       340.6     (781.4)
-----------------------------------------------------------------
Difference in cost and admitted investment amounts                     (304.8)       (36.2)       (4.9)    (154.9)
-----------------------------------------------------------------
Nonadmitted assets                                                      (17.1)        (0.4)      (12.1)      (3.1)
-----------------------------------------------------------------
Regulatory liability for reinsurance                                    (35.2)        (3.9)         --         --
-----------------------------------------------------------------
Life policy reserve valuation basis                                      (0.4)        (0.9)         --         --
-----------------------------------------------------------------
Asset valuation reserve                                                 (34.5)       (36.9)       (3.9)     (64.3)
-----------------------------------------------------------------
Proceeds from surplus notes from shareholder                          1,250.0           --          --      500.0
-----------------------------------------------------------------
Paid-in surplus, including contribution of common stock of
affiliated company in 1997                                              108.4        938.4        12.4      100.0
-----------------------------------------------------------------
Separate account receivable due to change in valuation                     --         (2.6)         --         --
-----------------------------------------------------------------
Dividends to shareholder                                               (220.0)      (150.0)     (410.0)    (110.0)
-----------------------------------------------------------------  -----------  -----------  ---------  ---------
Capital and surplus at end of year                                  $ 2,564.5    $ 2,968.4   $ 2,486.6  $ 2,454.7
-----------------------------------------------------------------  -----------  -----------  ---------  ---------
                                                                   -----------  -----------  ---------  ---------

See accompanying notes.                                                      L-3

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS -- STATUTORY BASIS

                                                               YEAR ENDED DECEMBER 31  SIX MONTHS ENDED
                                                                                       JUNE 30    JUNE 30
                                                               1998        1997        1999       1998
                                                               ----------  ----------  ---------  ---------
                                                                                           (UNAUDITED)
                                                                                       --------------------
                                                                              (IN MILLIONS)
                                                               --------------------------------------------
OPERATING ACTIVITIES
Premiums, policy proceeds and other considerations received    $ 13,495.2  $  6,364.3  $ 3,914.2  $ 8,030.1
-------------------------------------------------------------
Allowances and reserve adjustments paid on reinsurance ceded       (632.4)     (649.2)     190.0     (192.9)
-------------------------------------------------------------
Investment income received                                        2,003.9     1,798.8    1,040.9      984.5
-------------------------------------------------------------
Separate account investment management and administration
service fees                                                        396.3       325.5      210.3      195.7
-------------------------------------------------------------
Benefits paid                                                    (7,395.8)   (5,345.2)  (4,282.8)  (3,823.9)
-------------------------------------------------------------
Insurance expenses paid                                          (2,909.7)   (3,193.0)    (804.3)  (2,684.9)
-------------------------------------------------------------
Federal income taxes recovered (paid)                                84.2       (87.0)    (128.5)      34.1
-------------------------------------------------------------
Dividends to policyholders                                          (12.9)      (28.4)     (38.8)     (30.3)
-------------------------------------------------------------
Other income received and expenses paid, net                        207.0        (8.7)     210.5     (551.4)
-------------------------------------------------------------  ----------  ----------  ---------  ---------
Net cash provided by (used in) operating activities               5,235.8      (822.9)     311.5    1,961.0
-------------------------------------------------------------

INVESTING ACTIVITIES
Sale, maturity or repayment of investments                       10,926.5    12,142.6    3,448.9    5,113.9
-------------------------------------------------------------
Purchase of investments                                         (16,950.0)  (10,345.0)  (3,848.4)  (8,920.8)
-------------------------------------------------------------
Other sources (uses) including reinsured policy loans              (778.3)      529.1      314.7      766.8
-------------------------------------------------------------  ----------  ----------  ---------  ---------
Net cash provided by (used in) investing activities              (6,801.8)    2,326.7      (84.8)  (3,040.1)
-------------------------------------------------------------

FINANCING ACTIVITIES
Surplus paid-in                                                     108.4          --       12.5      600.0
-------------------------------------------------------------
Proceeds from surplus notes from shareholder                      1,250.0          --         --         --
-------------------------------------------------------------
Proceeds from borrowings from shareholder                           140.0       120.0         --         --
-------------------------------------------------------------
Repayment of borrowings from shareholder                           (120.0)     (100.0)    (140.0)    (120.0)
-------------------------------------------------------------
Dividends paid to shareholder                                      (220.0)     (150.0)    (410.0)    (110.0)
-------------------------------------------------------------  ----------  ----------  ---------  ---------
Net cash provided by (used in) financing activities               1,158.4      (130.0)    (537.5)     370.0
-------------------------------------------------------------  ----------  ----------  ---------  ---------
Net increase (decrease) in cash and short-term investments         (407.6)    1,373.8     (310.8)    (709.1)
-------------------------------------------------------------
Cash and short-term investments at beginning of year              2,133.0       759.2    1,725.4    2,133.0
-------------------------------------------------------------  ----------  ----------  ---------  ---------
Cash and short-term investments at end of year                 $  1,725.4  $  2,133.0  $ 1,414.6  $ 1,423.9
-------------------------------------------------------------  ----------  ----------  ---------  ---------
                                                               ----------  ----------  ---------  ---------

See accompanying notes.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY



NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)



1. BASIS OF PRESENTATION


    The accompanying statutory-basis financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance ("Insurance Department"), except that they do not contain complete notes. These financial statements are unaudited and include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results. For further information, refer to the statutory-basis financial statements and notes as of December 31, 1998, 1997, and 1996 and for each of the three years in the period ended December 31, 1998 included in this registration statement.



    Operating results for the six months ended June 30, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.



2. ACQUISITIONS AND SALES OF SUSIDIARIES


    In May 1999, the Company and LLANY announced its intention to transfer a block of direct individual disability income business to MetLife. Under an indemnity reinsurance agreement, MetLife will provide administrative services and assume liability for the Company's approximately $65 million of annual disability income premium. At closing, the Company will transfer cash equal to statutory reserves, net of ceding commissions, of approximately $500 million. Closing is targeted for the fourth quarter of 1999. The Company stopped writing disability income insurance in early 1996 but acquired additional disability income business in the 1998 transaction where the Company acquired the individual life insurance and annuity business of CIGNA.

                                    PART II
                        FEES AND CHARGES REPRESENTATION

    Lincoln Life represents that the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

                          UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (LNL) provides that LNL will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNL, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNL. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LNL in connection with suits by, or in the right of, LNL.

           Please refer to Article VII of the By-Laws of LNL (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This registration statement comprises the following papers and documents:


       The facing sheet;
       A cross-reference sheet (reconciliation and tie);
       The undertaking to file reports;
       The signatures;
       Written consents of the following persons:
           Robert A. Picarello, Esq.
           Vaughn W. Robbins, FSA
           Ernst & Young, LLP

           The following exhibits correspond to those required by paragraph A of the instructions
1.         as to exhibits in Form N-8B-2:
           Resolution of the Board of Directors of The Lincoln National Life Insurance Company and
     (1)   related documents authorizing establishment of the Account.(2)
     (2)   Not applicable.
     (3)   (a)        Not applicable.
           (b)        Commission Schedule for Variable Life Policies.(5)
     (4)   Not applicable.
     (5)   (a)        Proposed Form of Policy LN 680(12)
           (b)        Proposed Form of Application(2)
           (c)        Riders.(2)
     (6)   (a)        Articles of Incorporation of The Lincoln National Life Insurance Company.(1)
           (b)        Bylaws of The Lincoln National Life Insurance Company.(1)
     (7)   Not applicable.
     (8)   Fund Participation Agreements.
           Forms of Agreements between The Lincoln National Life Insurance Company and:
           (a)        AIM Variable Insurance Funds, Inc.(9)
           (b)        American Variable Insurance Series*
           (c)        Baron Capital Funds Trust(10)
           (d)        BT Insurance Funds Trust.(6)
           (e)        Delaware Group Premium Fund, Inc.(3)
           (f)        Fidelity Variable Insurance Products Fund.(4)
           (g)        Fidelity Variable Insurance Products Fund II.(4)
           (h)        Fidelity Variable Insurance Products Fund III*
           (i)        Janus Aspen Series(10)
           (j)        Lincoln National Funds(11)
           (k)        MFS-Registered Trademark- Variable Insurance Trust.(5)
           (l)        Neuberger & Berman Advisers Management Trust(10)
           (m)        Templeton Variable Products Series Fund.*
           (n)        OCC Accumulation Trust.(6)
     (9)   Services Agreement between The Lincoln National Life Insurance Co. and Delaware
           Management Co.(7)
    (10)   See Exhibit 1.(5)
2.         See Exhibit 1.(5)
3.         Opinion and Consent of Robert A. Picarello, Esq.
4.         Not applicable.
5.         Not applicable.
6.         Opinion and consent of Vaughn Robbins, F.S.A.
7.         Consent of Ernst & Young LLP, Independent Auditors.
8.         Not applicable.


 * To be filed by Amendment.
(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-27783) filed on December 5, 1996.
(2) Incorporated by reference to Registrant's Registration Statement on Form S-6 (File No. 333-42479) filed on December 17, 1997.
(3) Incorporated by reference to Registration Statement on Form N-4 (File No. 33-25990) filed on April 22, 1998.
(4) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-04999) filed on September 30, 1998.
(5) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-42479) filed on April 28, 1998.
(6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42479) filed on May 12, 1998.
(7) Incorporated by reference to Registration Statement on Form S-6 (File No. 33-40745) filed on November 21, 1997.
(8) Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-6 (File No. 333-42479) filed on December 30, 1998.
(9) Incorporated by reference to the Registration Statement on Form N-4 (File No. 333-40937) filed on September 3, 1998.
(10) Incorporated by reference to the amendment to the Registration Statement on Form N-4 (File No. 333-04999) filed on September 30, 1998.
(11) Lincoln National Funds (Eleven Separate Agreements):

    LN Aggreessive Growth Fund, Inc., incorporated by reference to Post Effective Amendment No. 8 to the Registration Statement on Form N-1A (File No. 33-70742) filed on April 16, 1999.

    LN Bond Fund, Inc., incorporated by reference to Post Effective Amendment No. 21 to the Registration Statement on Form N-1A (File No. 2-80746) filed on April 16, 1999.

    LN Capital Appreciation Fund, Inc., incorporated by reference to Post Effective Amendment No. 7 to the Registration Statement on Form N-1A (File No. 33-70272) filed on April 16, 1999.

    LN Equity-Income Fund, Inc., incorporated by reference to Post Effective Amendment No. 7 to the Registration Statement on Form N-1A (File No. 33-71158) filed on April 16, 1999.

    LN Global Asset Allocation Fund, Inc., incorporated by reference to Post Effective Amendment No. 15 to the Registration Statement on Form N-1A (File No. 33-13530) filed on April 16, 1999.

    LN Growth and Income Fund, Inc., incorporated by reference to Post Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-80741) filed on April 16, 1999.

    LN International Fund, Inc., incorporated by reference to Post Effective Amendment No. 11 to the Registration Statement on Form N-1A (File No. 33-38335) filed on April 16, 1999.

    LN Managed Fund, Inc., incorporated by reference to Post Effective Amendment No. 19 to the Registration Statement on Form N-1A (File No. 2-82276) filed on April 16, 1999.

    LN Money Market Fund, Inc., incorporated by reference to Post Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-80743) filed on April 16, 1999.

    LN Social Awareness Fund, Inc., incorporated by reference to Post Effective Amendment No. 13 to the Registration Statement on Form N-1A (File No. 33-19896) filed on April 16, 1999.

    LN Special Opportunities Fund, Inc., incorporated by reference to Post Effective Amendment No. 20 to the Registration Statement on Form N-1A (File No. 2-80731) filed on April 16, 1999.

(12) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-82663) filed on July 12, 1999.

                                   SIGNATURES


    As required by the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment to its Registration Statement on Form S-6 (File No. 333-82663) ["VUL-DB"] to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Hartford and State of Connecticut, on the 30th day of September, 1999.


                                     LINCOLN LIFE FLEXIBLE PREMIUM VARIABLE LIFE
                                     ACCOUNT M
                                     (REGISTRANT)


                                     by:              /s/ JOHN H. GOTTA
                                       -----------------------------------------


                                                  John H. Gotta
                                              SENIOR VICE PRESIDENT
                                       THE LINCOLN NATIONAL LIFE INSURANCE
                                                    COMPANY


                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                                     (NAME OF DEPOSITOR)


                                     by:              /s/ JOHN H. GOTTA
                                       -----------------------------------------


                                                  John H. Gotta
                                              SENIOR VICE PRESIDENT

    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment to this Registration Statement (File No. 333-82663) ["VUL-DB"] has been signed below on September 30, 1999 by the following persons, as officers and directors of the Depositor, in the capacities indicated:



                    SIGNATURE                                 TITLE
--------------------------------------------------  -------------------------

             /s/ GABRIEL L. SHAHEEN*                President, Chief
   -------------------------------------------      Executive Officer and
                Gabriel L. Shaheen                  Director
                                                    (Principal Executive
                                                    Officer)

             /s/ TODD R. STEPHENSON**               Senior Vice President,
   -------------------------------------------      Chief Financial Officer
                Todd R. Stephenson                  and Assistant Treasurer
                                                    (Principal Financial
                                                    Officer)

               /s/ KEITH J. RYAN**                  Vice President,
   -------------------------------------------      Controller
                  Keith J. Ryan                     and Chief Accounting
                                                    Officer
                                                    (Principal Accounting
                                                    Officer)

             /s/ LAWRENCE T. ROWLAND*               Executive Vice President
   -------------------------------------------      and Director
               Lawrence T. Rowland

               /s/ JOHN A. BOSCIA*                  Director
   -------------------------------------------
                  John A. Boscia

             /s/ H. THOMAS MCMEEKIN*                Director
   -------------------------------------------
                H. Thomas McMeekin

             /s/ RICHARD C. VAUGHAN*                Director
   -------------------------------------------
                Richard C. Vaughan




 * By:            /s/ JOHN H. GOTTA
  ---------------------------------------
  John H. Gotta, Attorney-in-Fact,
  pursuant to Powers of Attorney filed herewith



** By:            /s/ JOHN H. GOTTA
  ---------------------------------------
  John H. Gotta, Attorney-in-Fact,
  pursuant to a Power of Attorney filed with
  the Initial Registration Statement



(A Majority of the Directors)

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of The Lincoln National Life Insurance Company ("Company"), hereby severally constitute and appoint John H. Gotta, Robert A. Picarello, and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Forms N-6, S-6 and/or N-8B-2 (including Amendments to those Registration Statements) which may be filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933 and/or the Investment Company Act of 1940, as applicable, on behalf of the Company in its own right or as Depositor for one or more of its Separate Accounts, hereby ratifying and confirming our signatures as they may be affixed by any of these attorneys-in-fact to said Registration Statement(s) or Amendment(s), and hereby revoking any and all Powers of Attorney previously executed for this purpose.

    WITNESS our hands and common seal on this 9th day of July, 1999.

                  SIGNATURE                              TITLE
---------------------------------------------  -------------------------

           /s/ TODD R. STEPHENSON              Senior Vice President,
   --------------------------------------      Chief Financial Officer
             Todd R. Stephenson                and Assistant Treasurer
                                               (Principal Financial
                                               Officer)

              /s/ KEITH J. RYAN                Vice President,
   --------------------------------------      Controller and Chief
                Keith J. Ryan                  Accounting Officer
                                               (Principal Accounting
                                               Officer)
STATE OF INDIANA
                                               SS:
COUNTY OF ALLEN
                                               Subscribed and sworn to
                                               before me this
                                               9th of July, 1999.

                                               /s/ Kimberly J. DeLong
                                               -------------------------

                                               Commission Expires:
                                               1/29/2007

                               POWER OF ATTORNEY



    We, the undersigned directors and officers of The Lincoln National Life Insurance Company, hereby severally constitute and appoint John H. Gotta, Robert
A. Picarello and Gary W. Parker, individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 which may be filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by any of our attorneys-in-fact to said Registration Statement.



    WITNESS our hands and common seal on this 18th day of December, 1998.



                  SIGNATURE                              TITLE
---------------------------------------------  -------------------------

           /s/ GABRIEL L. SHAHEEN              President, Chief
   --------------------------------------      Executive Officer and
             Gabriel L. Shaheen                Director (Principal
                                               Executive Officer)

           /s/ LAWRENCE T. ROWLAND             Executive Vice President
   --------------------------------------      and Director
             Lawrence T. Rowland

           /s/ H. THOMAS MCMEEKIN              Director
   --------------------------------------
             H. Thomas McMeekin

           /s/ RICHARD C. VAUGHAN              Director
   --------------------------------------
             Richard C. Vaughan

              /s/ JON A. BOSCIA                Director
   --------------------------------------
                Jon A. Boscia
STATE OF INDIANA
                                               SS:
COUNTY OF ALLEN
                                               Subscribed and sworn to
                                               before me this
                                               18th day of December,
                                               1998.

                                               /s/ Janet L. Lindenberg
                                               -------------------------
                                               Notary Public

                                               Commission Expires: July
                                               10, 2001